UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16 of the
Securities Exchange Act of 1934

For the month of February 2021

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Cosan S.A.

Consolidated financial statements as of

(Free translation from the original prepared in Portuguese)

December 31, 2020

#

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São Paulo Corporate Towers Av. Presidente Juscelino Kubitschek, 1.909 Vila Nova Conceição 04543-011 - São Paulo – SP - Brazil Phone: +55 11 2573-3000 ey.com.br

Independent auditor’s report on individual and consolidated financial statements

The Shareholders, Board of Directors and Officers

Cosan S.A.

São Paulo – SP

We have audited the individual and consolidated financial statements of Cosan S.A. (the “Company”), identified as Individual and Consolidated, respectively, which comprise the statement of financial position as of December 31, 2020, and the statements of profit or loss, of comprehensive income, of changes in equity and of cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the financial statements referred to above present fairly, in all material respects, the individual and consolidated financial position of the Company as of December 31, 2020, its individual and consolidated financial performance and its respective individual and consolidated cash flows for the year then ended, in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the individual and consolidated financial statements section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical principles set forth in the Code of Professional Ethics for Accountants, the professional standards issued by Brazil’s National Association of State Boards of Accountancy (CFC) and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

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São Paulo Corporate Towers Av. Presidente Juscelino Kubitschek, 1.909 Vila Nova Conceição 04543-011 - São Paulo – SP - Brazil Phone: +55 11 2573-3000 ey.com.br

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide an individual opinion on these matters. For each matter below, our description of how our audit addressed the matter, including any commentary on the findings or outcome of our procedures, is provided in that context.

We have fulfilled the responsibilities described in the Auditor’s responsibilities for the audit of the individual and consolidated financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying financial statements.

Recognition of unbilled revenue

As mentioned in Notes 5.3 and 18 to the financial statements, given the difference between the dates of the monthly cycle measurement and the accounting closing date, the Company estimates the gas distributed, but not yet billed, observing the reference period of gas delivery. Such revenue is calculated by estimating the amount of gas delivered to customer segments multiplied by the regulated tariffs applicable to these segments. As of December 31, 2020, the unbilled revenue and related accounts receivable was R$667,793 thousand.

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São Paulo Corporate Towers Av. Presidente Juscelino Kubitschek, 1.909 Vila Nova Conceição 04543-011 - São Paulo – SP - Brazil Phone: +55 11 2573-3000 ey.com.br

Monitoring this matter was considered significant for our audit given the materiality of amounts involved in relation to accounts receivable balance and the potential risks of misstatement to profit or loss for the period, in addition to uncertainties inherent in determining the estimate of amounts recorded, given the use of information by customer segment with different prices, and the degree of judgment exercised by management in determining the assumptions for the calculation. A change in any of these assumptions could have a significant impact on the Company’s individual and consolidated financial statements.

How our audit has addressed this matter:

Our audit procedures included, among others, (i) the understanding of internal control environment related to the allocation of gas volumes and price by segment according to regulated tariffs (ii) evaluation of the design of internal controls implemented by the Company to ensure adequate revenue recognition; iii) involvement of senior audit professionals in planning the audit approach, review and supervision. In addition, i) we substantively tested, on a sample basis, the data used in the calculation of unbilled revenue by segment; ii) we recalculated unbilled revenue by segment, including the assessment of the key assumptions used; iii) we prepared an independent estimate based on historical data and compared it with the estimate of volume by segment calculated by the Company; iv) we compared, on a sample basis, the tariffs by segment used in the calculation with the tariffs determined by the regulatory agency; v) we compared the assumption of average consumption estimated by the Company with the actual average consumption of the subsequent cycle in January, 2021; vi) we have performed analytical procedures to develop an independent expectation based on the historical figures of the balances under analysis; and vii) we have reconciled the balance of unbilled revenue to the accounting records. We also analyzed the arithmetic calculation. Lastly, we assessed the adequacy of the disclosures in Notes 5.3 and 18 to the financial statements at December 31, 2020.

Based on the result of our audit procedures on unbilled revenue amounts, in the statement of profit or loss, and the respective accounts receivable balance, in assets, which is consistent with management’s evaluation, we consider that the criteria and assumptions adopted by management, as well as the respective disclosures in the Notes 5.3 and 18, are acceptable, in the context of the financial statements taken as a whole.

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São Paulo Corporate Towers Av. Presidente Juscelino Kubitschek, 1.909 Vila Nova Conceição 04543-011 - São Paulo – SP - Brazil Phone: +55 11 2573-3000 ey.com.br

Concession infrastructure

As disclosed in Note 10 to the financial statements, at December 31, 2020, the Company recorded contract assets and concession intangible assets, in the amounts of R$686,690 thousand and R$8,425,082 thousand, respectively, which represent, substantially, the concession infrastructure.

The amount of the investments applied on infrastructure serving the concession is an essential part of the methodology applied by the granting authority to define the tariff to be charged by the Company to final consumers, under the terms of the Concession Contract. The definition of which expenses are eligible and should be capitalized as cost of infrastructure and the definition of the useful life are subject to judgment by management. In the year ended December 31, 2020, the Company recognized R$885,631 thousand of additions to the infrastructure assets.

Due to the specific elements inherent in the capitalization process and the subsequent measurement of expenditures in infrastructure, in addition to the significance of the amounts involved, we consider this to be a significant matter for our audit.

How our audit has addressed this matter:

Our audit procedures involved, among others, i) overall understanding of the internal control environment on the accounting for investments in infrastructure, including their eligibility as a qualifying assets for capitalization; ii) evaluation of the nature of these investments with the applied infrastructure; iii) testing in a sample basis of the materials and services allocated as well as  workforce; iv) evaluation of the accounting classifications between the contract asset and the concession right intangible asset, observing the properly periods of construction; v) the policies established by the Company for such accounting and its applicability to current accounting standards; vi) the capitalization of interest, when applicable; vii) use of substantive analytical procedures over additions and amortization; and, viii) testing of the amortization of the concession right intangible asset.

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São Paulo Corporate Towers Av. Presidente Juscelino Kubitschek, 1.909 Vila Nova Conceição 04543-011 - São Paulo – SP - Brazil Phone: +55 11 2573-3000 ey.com.br

Based on the result of audit procedures performed, which is consistent with management’s assessment, we consider the criteria and policies for capitalization and amortization of these concession infrastructure assets prepared by management to be acceptable, as well as the respective disclosures in Note 10, in the context of the financial statements taken as a whole.

Investments in joint ventures

As disclosed in Note 9 to the financial statements, on December 31, 2020, the Company holds join control of Raízen Combustíveis S.A and Raízen Energia S.A (“Components”), in the amount of R$7,988,208 thousand, classified as investments in joint ventures, which represents approximately 22% of the total consolidated assets. In addition, the Company recorded an amount of R$583,001 thousand interest in earnings of joint ventures, in the statement of profit and loss for the year ended December 31, 2020, which represents approximately 50% of the profit before taxes of the Company for the same period.

Monitoring this matter was considered significant for our audit given the materiality of amounts involved in relation to both the total consolidated assets and profit and loss for the year ended December 31, 2020, considering the choice of accounting policies, the use of accounting estimates and judgments applied, in respect to a group audit where the primary team performs the review and supervision of its components.

How our audit has addressed this matter:

Our audit procedures included, among others (i) the understanding of the internal controls environment related to the supervision by the Company of its investments in joint ventures, including the accounting policies choice and financial information reporting; (ii) the evaluation of the design of the internal controls in place to ensure the accurate recognition of such components results in the Company's financial statements; iii) involvement of senior audit professionals in the risk assessment process, including the definition of scope and strategy, nature, time and extent of audit procedures, review and supervision of audit results of the component. Additionally, i) involvement of an experienced audit team in the sector, particularly, in which the component companies operate; ii) assessment of the risks that such components represent to the level of the Company's financial statements, application of group audit procedures including audit instructions to the component team and supervision by the primary team; iii) use of a single audit methodology, formal review and communication protocol between the teams; iv) evaluation of the standardization of accounting policies between companies, including equivalent fiscal year; v) review of the deliverables and audit work papers prepared by the component team relevant to the Company's financial statements; and, v) review of the accounting records to reflect the results of the component in the Company’s financial statements.

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São Paulo Corporate Towers Av. Presidente Juscelino Kubitschek, 1.909 Vila Nova Conceição 04543-011 - São Paulo – SP - Brazil Phone: +55 11 2573-3000 ey.com.br

Based on the result of audit procedures performed, which is consistent with management’s assessment, we consider the amounts recorded and disclosures prepared by management as acceptable, as well as the respective disclosures in Note 9, in the context of the financial statements taken as a whole.

Other matters

Statements of value added

The individual and consolidated statements of value added (SVA) for the year ended December 31, 2020, prepared under the responsibility of Company management, and presented as supplementary information for purposes of IFRS, were submitted to audit procedures conducted together with the audit of the Company’s financial statements. To form our opinion, we evaluated if these statements are reconciled to the financial statements and accounting records, as applicable, and if their form and content comply with the criteria defined by NBC TG 09 – Demonstração do Valor Adicionado (Statement of Value Added). In our opinion, these statements of value added were prepared fairly, in all material respects, in accordance with the criteria defined in the abovementioned accounting pronouncement and are consistent in relation to the overall individual and consolidated financial statements.

Audit of the corresponding amounts

The audit of the individual and consolidated financial statements as of and for the year ended December 31, 2019, presented for comparison purposes, were conducted under the responsibility of another auditor, which issued audit report without modification, dated February 14, 2020.

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São Paulo Corporate Towers Av. Presidente Juscelino Kubitschek, 1.909 Vila Nova Conceição 04543-011 - São Paulo – SP - Brazil Phone: +55 11 2573-3000 ey.com.br

Responsibilities of management and those charged with governance for the individual and consolidated financial statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s and its subsidiaries’ financial reporting process.

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São Paulo Corporate Towers Av. Presidente Juscelino Kubitschek, 1.909 Vila Nova Conceição 04543-011 - São Paulo – SP - Brazil Phone: +55 11 2573-3000 ey.com.br

Auditor’s responsibilities for the audit of individual and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

  Identified and assessed the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, designed and performed audit procedures responsive to those risks, and obtained audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

  Obtained an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s and its subsidiaries’ internal control.

  Evaluated the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

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São Paulo Corporate Towers Av. Presidente Juscelino Kubitschek, 1.909 Vila Nova Conceição 04543-011 - São Paulo – SP - Brazil Phone: +55 11 2573-3000 ey.com.br

  Concluded on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast substantial doubt as to the Company’s and its subsidiary’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company and its subsidiaries to cease to continue as a going concern.

  Evaluated the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

  Obtained sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the individual and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the scope and timing of the planned audit procedures and significant audit findings, including deficiencies in internal control that we may have identified during our audit.

We also provided those charged with governance with a statement that we have complied with relevant ethical requirements, including applicable independence requirements, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

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São Paulo Corporate Towers Av. Presidente Juscelino Kubitschek, 1.909 Vila Nova Conceição 04543-011 - São Paulo – SP - Brazil Phone: +55 11 2573-3000 ey.com.br

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, February 11, 2021.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP034519/O-6

Marcos Alexandre S. Pupo

Accountant CRC-1SP221749/O-0

11

Statements of financial position

In thousands of Brazilian Reais - R$)

		Parent Company		Consolidated
	Note	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Assets
Cash and cash equivalents	5.1	1,149,267	3,490,707	4,614,053	6,076,644
Marketable securities	5.2	788,965	910,064	2,271,570	1,363,048
Trade receivables	5.3	—	—	1,585,708	1,400,498
Derivative financial instruments	5.9	—	—	156,208	144,422
Inventories	7	—	—	685,900	538,797
Receivables from related parties	5.5	286,993	354,285	71,783	93,590
Income tax receivable		141,018	47,151	178,501	73,356
Other current tax receivable	6	35,507	33,307	434,480	602,927
Dividends receivable		160,694	22,684	77,561	22,684
Sectorial financial assets	12	—	—	241,749	—
Other financial assets	5.4	779,695	708,783	848,821	773,629
Other current assets		101,673	137,952	270,065	247,096
Total current assets		3,443,812	5,704,933	11,436,399	11,336,691

Trade receivables	5.3	—	—	19,131	14,613
Deferred tax assets	14	54,032	—	629,591	432,920
Receivables from related parties	5.5	473,349	423,707	199,983	78,320
Income taxes receivable		—	—	836	—
Other non-current tax receivable	6	37,533	41,516	167,224	63,181
Judicial deposits	15	380,727	349,416	544,226	527,230
Other financial assets	5.4	—	—	—	69,791
Derivative financial instruments	5.9	2,457,604	1,359,821	2,971,210	1,755,957
Contract asset	10.3	—	—	695,938	600,541
Other non-current assets		165,310	158,981	227,857	214,118
Investments in associates	8.1	11,026,580	10,299,665	333,705	325,695
Investments in joint ventures	9	2,314,537	2,395,437	7,988,208	7,548,960
Property, plant and equipment	10.1	61,459	57,316	416,996	380,037
Intangible assets and goodwill	10.2	2,191	3,299	10,045,296	9,465,681
Right-of-use assets		24,809	18,685	84,224	51,405
Total non-current assets		16,998,131	15,107,843	24,324,425	21,528,449

Total assets		20,441,943	20,812,776	35,760,824	32,865,140

The accompanying notes are an integral part of these financial statements.

12

Statements of financial position

(In thousands of Brazilian Reais - R$)

		Parent Company		Consolidated
	Note	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Liabilities
Loans, borrowings and debentures	5.6	—	1,161,406	2,352,057	2,373,199
Leases		11,108	2,038	20,466	7,583
Derivative financial instruments	5.9	7,291	—	293,656	—
Trade payables	5.7	4,066	5,175	1,875,192	1,676,725
Employee benefits payables		25,168	34,140	195,881	164,115
Income tax payables		2,571	1,191	374,339	416,090
Other taxes payable	13	125,368	143,091	367,076	351,895
Dividends payable	16	216,929	588,752	285,177	590,204
Payables to related parties	5.5	278,740	430,531	150,484	260,236
Sectorial financial liabilities	12	—	—	91,912	—
Other financial liabilities		—	—	149,293	132,927
Other current liabilities		103,501	70,909	259,580	193,102
Total current liabilities		774,742	2,437,233	6,415,113	6,166,076

Loans, borrowings and debentures	5.6	—	566,054	13,075,170	10,983,851
Leases		17,037	17,592	59,297	50,320
Preferred shareholders payable in subsidiaries	5.8	387,044	611,537	387,044	611,537
Derivative financial instruments	5.9	124,171	47,985	124,171	49,785
Other taxes payable	13	141,233	141,349	146,895	147,490
Provision for legal proceedings	15	308,819	301,378	887,794	873,228
Provision for uncovered liability of associates	8	458,852	152,827	—	—
Payables to related parties	5.5	7,096,139	5,549,607	—	—
Post-employment benefits	23	177	184	728,677	704,919
Deferred tax liabilities	14	—	158,954	1,271,208	1,558,742
Sectorial financial liabilities	12	—	—	473,999	—
Other non-current liabilities		286,064	274,342	685,642	657,976
Total non-current liabilities		8,819,536	7,821,809	17,839,897	15,637,848
Total liabilities		9,594,278	10,259,042	24,255,010	21,803,924

Shareholders' equity	16
Share capital		5,727,478	5,045,214	5,727,478	5,045,214
Treasury shares		(583,941)	(112,785)	(583,941)	(112,785)
Additional paid-in capital		(939,347)	(958,001)	(939,347)	(958,001)
Accumulated other comprehensive loss		(252,610)	(349,501)	(252,610)	(349,501)
Retained earnings		6,896,085	6,928,807	6,896,085	6,928,807

Equity attributable to:
Owners of the Company		10,847,665	10,553,734	10,847,665	10,553,734
Non-controlling interests	8.3	—	—	658,149	507,482
Total shareholders' equity		10,847,665	10,553,734	11,505,814	11,061,216

Total shareholders' equity and liabilities		20,441,943	20,812,776	35,760,824	32,865,140

The accompanying notes are an integral part of these financial statements.

13

Statement of profit or loss

(In thousands of Brazilian Reais - R$, except earnings per share)

		Parent Company		Consolidated
	Note	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Net sales	18	—	—	13,508,787	13,560,445
Cost of sales	19	—	—	(9,816,078)	(9,588,006)
Gross profit		—	—	3,692,709	3,972,439

Selling expenses	19	—	—	(927,346)	(1,115,813)
General and administrative expenses	19	(181,418)	(190,852)	(1,006,625)	(796,322)
Other expenses, net	20	(11,454)	428,891	71,774	428,790
Operating expenses		(192,872)	238,039	(1,862,197)	(1,483,345)

Profit before equity in earnings of investees, finance results and taxes		(192,872)	238,039	1,830,512	2,489,094

Interest in earnings of associates	8.1	1,347,408	2,327,698	15,714	(20,644)
Interest in earnings of joint ventures		(80,900)	(119,503)	583,001	1,131,406
Equity in earnings of investees		1,266,508	2,208,195	598,715	1,110,762

Finance expense		(719,523)	(490,891)	(1,679,752)	(1,301,443)
Finance income		188,005	386,367	227,925	742,648
Foreign exchange, net		(1,399,682)	(186,616)	(1,612,525)	(311,492)
Net effect of derivatives		1,532,029	393,307	1,801,790	471,507
Finance results, net	21	(399,171)	102,167	(1,262,562)	(398,780)

Profit before taxes		674,465	2,548,401	1,166,665	3,201,076

Income taxes	14
Current		(39)	(41,473)	(695,832)	(835,708)
Deferred		177,432	(92,544)	437,981	106,886
		177,393	(134,017)	(257,851)	(728,822)

Profit from continuing operations		851,858	2,414,384	908,814	2,472,254
Profit from discontinued operation, net of tax		—	11,021	—	11,021

Profit for the year		851,858	2,425,405	908,814	2,483,275

Profit attributable to:
Owners of the Company		851,858	2,425,405	851,858	2,425,405
Non-controlling interests		—	—	56,956	57,870
		851,858	2,425,405	908,814	2,483,275

Earnings per share	17
Basic earnings per share				R$2.2093	R$6.1534
Diluted earnings per share				R$2.1887	R$6.1320

Earnings per share from continuing operations	17
Basic earnings per share				R$2.2093	R$6.1255
Diluted earnings per share				R$2.1887	R$6.1041

The accompanying notes are an integral part of these financial statements.

14

Statement of other comprehensive income

(In thousands of Brazilian Reais - R$, except earnings per share)

	Parent Company		Consolidated
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Profit for the year	851,858	2,425,405	908,814	2,483,275
Other comprehensive income
Items that may not be reclassified to profit or loss
Actuarial loss on defined benefit plan	(1,192)	(80,640)	(56,642)	(116,710)
Taxes over actuarial loss on defined benefit plan	405	—	19,258	35,509
	(787)	(80,640)	(37,384)	(81,201)

Items that are or may subsequently be reclassified to profit or loss:
Foreign currency translation effect	624,257	83,723	732,715	85,105
Gain on cash flow hedge	(526,856)	(256,782)	(526,628)	(256,782)
Changes in fair value of financial assets	277	192	277	192
	97,678	(172,867)	206,364	(171,485)

Total other comprehensive (loss) income, net of tax	96,891	(253,507)	168,980	(252,686)

Comprehensive income	948,749	2,160,877	1,077,794	2,219,568
Comprehensive income (loss) - Discontinued operation	—	11,021	—	11,021
Total comprehensive income for the year	948,749	2,171,898	1,077,794	2,230,589

Total comprehensive income attributable to:
Owners of the Company	948,749	2,171,898	948,749	2,171,898
Non-controlling interests	—	—	129,045	58,691
	948,749	2,171,898	1,077,794	2,230,589

The accompanying notes are an integral part of these financial statements.

15

Statement of changes in equity

(In thousands of Brazilian Reais - R$)

			Capital reserve			Profit reserve
	Share capital	Treasury share	Corporate transactions - Law 6404	Capital transactions	Accumulated other comprehensive loss	Legal	Statutory reserve	Profits to be realized	Retained earnings	Accumulated profits	Total	Non-controlling interest	Total equity
At January 1, 2019	4,418,476	(627,913)	367,979	23,195	(95,994)	82,616	4,560,371	171,021	1,028,964	—	9,928,715	994,418	10,923,133
Net income for the year	—	—	—	—	—	—	—	—	—	2,425,405	2,425,405	57,870	2,483,275
Other comprehensive income:
Loss on cash flow hedge	—	—	—	—	(256,782)	—	—	—	—	—	(256,782)	—	(256,782)
Foreign currency translation effects	—	—	—	—	83,723	—	—	—	—	—	83,723	1,382	85,105
Actuarial loss on defined benefit plan	—	—	—	—	(80,640)	—	—	—	—	—	(80,640)	(561)	(81,201)
Change in fair value of financial assets net of tax	—	—	—	—	192	—	—	—	—	—	192	—	192
Total comprehensive income for the year	—	—	—	—	(253,507)	—	—	—	—	2,425,405	2,171,898	58,691	2,230,589
Contributions by and distributions to owners of the Company:
Capital increase	626,738	—	(367,242)	—	—	(82,616)	—	—	(176,880)	—	—	(11,939)	(11,939)
Cancellation of treasury shares	—	524,791	—	—	—	—	—	—	(524,791)	—	—	—	—
Share options exercised - Subsidiaries	—	9,690	—	(24,010)	—	—	—	—	—	—	(14,320)	—	(14,320)
Share options exercised in cash - Subsidiaries	—	—	—	(45,777)	—	—	—	—	—	—	(45,777)	—	(45,777)
Prescribed Dividends	—	—	—	—	—	—	—	—	20,751	—	20,751	—	20,751
Proposed dividends	—	—	—	—	—	—	—	—	—	(576,034)	(576,034)	(16,969)	(593,003)
Constitution of legal reserve	—	—	—	—	—	121,270	—	—	—	(121,270)	—	—	—
Constitution of statutory reserve	—	—	—	—	—	—	1,728,101	—	—	(1,728,101)	—	—	—
Treasury shares acquired (note 16)	—	(19,353)	—	—	—	—	—	—	—	—	(19,353)	—	(19,353)
Share-based payment transactions	—	—	—	33,888	—	—	—	—	—	—	33,888	—	33,888
Total contributions by and distributions to owners of the Company	626,738	515,128	(367,242)	(35,899)	—	38,654	1,728,101	—	(680,920)	(2,425,405)	(600,845)	(28,908)	(629,753)

Transactions with owners of the Company
Change of shareholding interest in subsidiary - Comgás	—	—	—	(1,093,117)	—	—	—	—	—	—	(1,093,117)	(972,988)	(2,066,105)
Change of shareholding interest in subsidiary - Moove	—	—	—	141,568	—	—	—	—	—	—	141,568	451,267	592,835
Change of shareholding interest in subsidiary - Payly	—	—	—	5,515	—	—	—	—	—	—	5,515	5,002	10,517
Total transactions with shareholders	—	—	—	(946,034)	—	—	—	—	—	—	(946,034)	(516,719)	(1,462,753)

At December 31, 2019	5,045,214	(112,785)	737	(958,738)	(349,501)	121,270	6,288,472	171,021	348,044	—	10,553,734	507,482	11,061,216

The accompanying notes are an integral part of these financial statements.

16

Statement of changes in equity

(In thousands of Brazilian Reais - R$)

			Capital reserve			Profit reserve
	Share capital	Treasury share	Corporate transactions - Law 6404	Capital transactions	Accumulated other comprehensive loss	Legal	Statutory reserve	Profits to be realized	Retained earnings	Accumulated profits	Total	Non-controlling interest	Total equity
At January 1, 2020	5,045,214	(112,785)	737	(958,738)	(349,501)	121,270	6,288,472	171,021	348,044	—	10,553,734	507,482	11,061,216
Net income for the year	—	—	—	—	—	—	—	—	—	851,858	851,858	56,956	908,814
Other comprehensive income: (note 16)
Loss on cash flow hedge	—	—	—	—	(526,856)	—	—	—	—	—	(526,856)	228	(526,628)
Foreign currency translation effects	—	—	—	—	624,257	—	—	—	—	—	624,257	108,458	732,715
Actuarial loss on defined benefit plan	—	—	—	—	(787)	—	—	—	—	—	(787)	(36,597)	(37,384)
Change in fair value of financial assets net of tax	—	—	—	—	277	—	—	—	—	—	277	—	277
Total comprehensive income for the year	—	—	—	—	96,891	—	—	—	—	851,858	948,749	129,045	1,077,794
Contributions by and distributions to owners of the Company:
Capital increase (note 16)	682,264	—	—	—	—	(121,270)	(560,994)	—	—	—	—	6,666	6,666
Dividends - non-controlling interests	—	—	—	(533)	—	—	—	—	—	—	(533)	533	—
Share options exercised	—	13,886	—	(13,886)	—	—	—	—	—	—	—	—	—
Share options exercised - cash	—	—	—	(22,758)	—	—	—	—	—	—	(22,758)	(46)	(22,804)
Proposed and paid dividends	—	—	—	—	—	—	—	—	—	(202,316)	(202,316)	(16,054)	(218,370)
Constitution of legal reserve (note 16)	—	—	—	—	—	42,593	—	—	—	(42,593)	—	—	—
Constitution of statutory reserve (note 16)	—	—	—	—	—	—	606,949	—	—	(606,949)	—	—	—
Treasury shares acquired (note 16)	—	(485,042)	—	—	—	—	—	—	—	—	(485,042)	—	(485,042)
Share-based payment transactions	—	—	—	11,262	—	—	—	—	—	—	11,262	92	11,354
Total contributions by and distributions to owners of the Company	682,264	(471,156)	—	(25,915)	—	(78,677)	45,955	—	—	(851,858)	(699,387)	(8,809)	(708,196)

Transactions with owners of the Company
Change of shareholding interest in subsidiary (note 8.1 and 8.3)	—	—	—	44,569	—	—	—	—	—	—	44,569	30,431	75,000
Total transactions with shareholders	—	—	—	44,569	—	—	—	—	—	—	44,569	30,431	75,000

At December 31, 2020	5,727,478	(583,941)	737	(940,084)	(252,610)	42,593	6,334,427	171,021	348,044	—	10,847,665	658,149	11,505,814

The accompanying notes are an integral part of these financial statements.

17

Statement of cash flows

(In thousands of Brazilian Reais - R$)

		Parent Company		Consolidated
	Note	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Cash flows from operating activities
Profit before taxes		674,465	2,548,401	1,166,665	3,201,076

Adjustments for:
Depreciation and amortization		11,411	12,107	623,084	570,301
Interest in earnings of associates	8.1	(1,347,408)	(2,327,698)	(15,714)	20,644
Interest in earnings of joint ventures	9	80,900	119,503	(583,001)	(1,131,406)
Loss (gain) on disposals assets		96	(3,821)	11,961	40,499
Share-based payment		5,303	41,549	13,543	44,152
Legal proceedings provision (reversal)		(62,756)	29,461	(59,309)	29,747
Indexation charges, interest and exchange, net		417,396	(93,473)	1,330,283	508,391
Sectorial financial assets and liabilities	12	—	—	337,620	—
Provisions for employee benefits		23,876	19,182	113,470	107,694
Allowance for doubtful accounts		—	—	31,196	17,466
Contractual obligations for sales of credit rights	20	68,311	(410,000)	68,311	(410,000)
Indemnity	20	—	(50,284)	—	(50,284)
Recovering tax credits	20	(29,823)	(101,179)	(29,823)	(124,952)
Other		8,307	18,615	200,156	22,937
		(149,922)	(197,637)	3,208,442	2,846,265
Changes in:
Trade receivables		—	—	54,108	(280,112)
Inventories		—	—	(113,066)	(104,065)
Other current tax, net		(26,554)	(11,080)	80,870	172,630
Income tax		(75,830)	31,767	(793,117)	(266,862)
Related parties, net		(194,822)	(30,284)	(89,750)	32,503
Trade payables		(3,128)	(29)	50,860	371,227
Employee benefits		(18,076)	(14,460)	(77,225)	(88,294)
Provision for legal proceedings		(16,607)	(23,004)	(55,461)	(41,871)
Other financial liabilities		—	—	(30,840)	(24,283)
Judicial deposits		(279)	(8,381)	24,624	(8,081)
Discontinued operation		—	(7,253)	—	(17,615)
Contractual obligations for sales of credit rights		(31,857)	410,000	(31,857)	410,000
Post-employment benefits		—	—	(37,444)	(39,387)
Other assets and liabilities, net		27,669	(27,000)	(47,329)	(154,056)
		(339,484)	320,276	(1,065,627)	(38,266)

Net cash (used in) generated by operating activities		(489,406)	122,639	2,142,815	2,807,999

Cash flows from investing activities
Capital contribution in associates	8.1	(11,142)	(49,638)	(1,142)	(30,188)
Capital reduction of associates		—	1,487,105	—	—
Acquisition of subsidiary, net of cash acquired in consolidated	8.2	—	—	(94,631)	(9,837)
Sale (purchase) of marketable securities		142,392	(766,082)	(862,098)	61,182
Restricted cash		—	—	—	17
Dividends received from associates		821,108	2,749,742	9,265	10,651
Dividends received from joint ventures		1,417	74,078	1,852	1,462,625
Other financial assets		(290,000)	—	(289,989)	442
Acquisition of property, plant and equipment, intangible assets and contract assets		(10,630)	(4,797)	(1,052,502)	(819,748)
Other		—	—	(194)	—
Net cash from sale of discontinued operations		—	—	—	432
Acquisition of associates shares		—	—	(51,299)	—
Cash received on sale of fixed assets, and intangible assets		—	10,550	—	10,578

Net cash generated by (used in) investing activities		653,145	3,500,958	(2,340,738)	686,154
Cash flows from financing activities
Loans, borrowings and debentures raised	5.6	—	1,692,647	2,443,732	4,137,789
Repayment of principal on loans, borrowings and debentures	5.6	(1,700,000)	—	(2,739,416)	(1,211,991)

18

Statement of cash flows

(In thousands of Brazilian Reais - R$)

Payment of interest on loans, borrowings and debentures	5.6	(35,203)	(54,787)	(796,040)	(630,793)
Payment of derivative financial instruments		(54,651)	(93,659)	(56,811)	(80,905)
Receipt of derivative financial instruments		572,374	131,424	765,759	249,498
Payment of principal on leases		(1,466)	(1,544)	(23,699)	(6,295)
Payment of interest on leases		(1,523)	(1,416)	(5,023)	(2,916)
Equity contribution from non-controlling interest	8.3	—	—	6,666	—
Equity contribution from shareholders interest	8.3	—	—	75,000	453,082
Related parties	8.2	(205,828)	(232,495)	—	—
Payments to redeem entity's shares		(485,042)	—	(485,042)	—
Non-controlling interest subscription		—	1,192	—	1,192
Acquisition of non-controlling interests		—	(2,067,296)	—	(2,067,296)
Dividends paid		(574,140)	(389,256)	(590,769)	(409,339)
Dividends paid - Preferential shares		—	—	(174,227)	(535,832)
Receipts of consideration assets	8.1	—	—	65,478	—
Discontinued operation		—	—	—	1,542
Share options exercised		(20,281)	(45,777)	(22,804)	(45,961)

Net cash used in financing activities		(2,505,760)	(1,060,967)	(1,537,196)	(148,225)

(Decrease) increase in cash and cash equivalents		(2,342,021)	2,562,630	(1,735,119)	3,345,928

Cash and cash equivalents at beginning of the year		3,490,707	928,077	6,076,644	2,696,947
Effect of exchange rate fluctuations on cash held		581	—	272,528	33,769
Cash and cash equivalents at end of the year		1,149,267	3,490,707	4,614,053	6,076,644

Additional information
Income tax paid		4,597	7,864	580,367	245,738

The accompanying notes are an integral part of these financial statements.

Non-cash transaction

  Recognition of interest on equity on Raízen Combustíveis S.A. investment in the amount of R$ 62,380

  Acquisition of assets for construction of the distribution network with payment in installments in the amount of R$ 7,804 (R$123,011 in December 31, 2019).

  Capital contribution in the subsidiary Payly Soluções de Payments S.A. (“Payly”) in the amount of R$10,000, through the capitalization of reimbursable expenses.

  Contribution of Comgás assets and liabilities, as detailed in note 8.2.

19

Disclosure of interest and dividends

The Company discloses the dividends and interest on shareholders' equity received as cash flow from investing activities, with the purpose of avoiding distortions in its cash flows from operation activities.

Interest received or paid is classified as cash flow in financing activities, as it is considered to be part of the costs of obtaining financial resources.

20

Statement of value added

(In thousands of Brazilian Reais - R$, except earnings per share)

	Parent Company		Consolidated
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Revenues
Sales and services rendered net of returns	—	—	17,503,638	16,790,944
Other revenues	(68,545)	370,978	(24,006)	16,256
Allowance for expected credit losses	—	—	(31,196)	(17,466)
	(68,545)	370,978	17,448,436	16,789,734
Raw materials acquired from third parties
Cost of sales and services rendered	—	—	9,762,747	9,151,294
Materials, services and other expenses	47,300	72,415	535,653	631,486
	47,300	72,415	10,298,400	9,782,780

Gross value added	(115,845)	298,563	7,150,036	7,006,954

Depreciation and amortization	(11,411)	(12,107)	(623,084)	(570,301)

Net value added produced by the Company	(127,256)	286,456	6,526,952	6,436,653

Value added transferred in
Interest in earnings of subsidiaries	1,347,408	2,327,698	15,714	(20,644)
Interest in earnings of joint ventures	(80,900)	(119,503)	583,001	1,131,406
Finance income	188,005	386,367	227,925	742,648
Loss from discontinued operations	—	11,021	—	11,021
	1,454,513	2,605,583	826,640	1,864,431

Value added to be distributed	1,327,257	2,892,039	7,353,592	8,301,084

Distribution of value added
Personnel	75,554	84,388	591,722	656,102
Payroll and related charges	66,150	75,938	535,646	629,331
Benefits	5,813	5,460	44,842	23,352
Severance Pay Fund (F.G.T.S.)	3,591	2,990	11,234	3,419

Taxes and contributions	(193,568)	89,674	4,362,573	3,980,122
Federal	(193,568)	89,674	2,069,934	1,588,924
State	—	—	2,281,008	2,382,443
Municipal	—	—	11,631	8,755

Lenders and lessors	593,412	292,572	1,490,482	1,181,585
Interest and exchange variation	641,778	457,017	933,154	781,409
Rents and leases	6,239	8,371	28,632	36,375
Other	(54,605)	(172,816)	528,696	363,801

Shareholders
Non-controlling interests	—	—	56,956	57,870
Dividends	202,316	576,034	202,316	593,003
Profit from continued operations	649,543	1,838,350	649,543	1,821,381
Profit from discontinued operations	—	11,021	—	11,021
	1,327,257	2,892,039	7,353,592	8,301,084

The accompanying notes are an integral part of these financial statements.

21

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

1 Operations

Cosan S.A. ("Company" or "Cosan") is a publicly traded Company with its shares traded on the “Novo Mercado da B3 S.A. – Brasil, Bolsa, Balcão”, or “B3”, under the ticker symbol CSAN3, and has its headquarters in the city of São Paulo, Brazil. Cosan Limited is the controlling shareholder of Cosan, in which it holds 66.74% of its shares.

On May 31, 2019, the São Paulo State Sanitation and Energy Regulatory Agency (“ARSESP”) resolved on the 4th Ordinary Tariff Review regarding the tariff update of the subsidiary Companhia de Gás de São Paulo - COMGÁS (“Comgás”), applied from that date, on all segments. In addition, the concession contract stipulates that the tariffs charged must be readjusted once a year, in the month of May, in order to realign its price to the cost of gas and adjust the distribution margin for inflation.

Exceptionally, the regulation allows to readjust the cost of gas in less than a year, provided that certain criteria are met, due to the difference between the cost of gas contained in the tariff and that paid by the concessionaire to its supplier (Deliberation ARSESP 308/2012).

On November 1, 2019, the jointly-controlled subsidiary Raízen Combustíveis and FEMSA Comércio, SA de CV (“FEMSA Comercio”) formed a joint venture, called the Integrated Network of Convenience Stores and Proximity SA, in which it was considered an Enterprise Value of R$ 1,122,000, with effect on equity in results of investments in jointly-controlled subsidiaries of R$ 528,967 (note 9), resulting from gains related to dilution of participation, sale of shares and fair value in the formation of the joint venture.

On December 6, 2019, ARSESP published Resolution 933, approving the amount of R$ 697,233, in April 2018 currency, without capitalization, as a result of the 3rd Ordinary Tariff Review of Comgás, for the purpose of non-tariff compensation to the Concessionaire, to be applied in the form that may be defined by the Granting Authority until May 31, 2020. With the publication of the aforementioned Resolution, there are no more tariff discussions related to previous periods with the Regulatory Agency. The amount indicated in the resolution was not recognized in these financial statements, for not yet meeting the accounting criteria.

22

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

On January 14, 2020, the Company contributed to the share capital of the subsidiary Compass Gás e Energia SA (“Compass Gás e Energia”), the shares it held in Companhia de Gás de São Paulo - COMGÁS (“Comgás”), representing 103,699,333 common shares and 27,682,044 preferred shares equivalent to 99.15% of the share capital, for the amount of R$ 2,861,936 (note 8.2). Contributed shareholders' equity was that of December 31, 2019 and, therefore, as of January 1, 2020, Compass Gás e Energia became the controlling shareholder of Comgás.

On January 30, 2020, the Company acquired, through its subsidiary Comercializadora de Gás S.A. (“Comercialização”), control of Black River Participações Ltda. (“Black River”), Compass Comercializadora de Energia Ltda., Compass Geração Ltda. and Compass Energia Ltda. jointly called “Compass Trading” for an amount equivalent to R$ 95,000. The purpose of the investment is to enter the electricity trading business (note 8.2).

On March 9, 2020, Cosan S.A. announced the creation of the “Gas and Energy” segment. This segment will integrate the operations of Comgás, TRSP - LNG Regasification Terminal of São Paulo S.A. (“TRSP”), Rota 4 Participações S.A. (“Rota 4”) and Compass Trading. The new gas and energy segment will be the vehicle through which the Company will develop the activities of (i) distribution of piped natural gas in part of the State of São Paulo to customers in the industrial, residential, commercial, automotive and cogeneration sectors; (ii) sale of electricity and natural gas; (iii) infrastructure in a regasification terminal and offshore flow pipeline; and (iv) thermal generation through natural gas.

On March 16, 2020, the Company approved the common share buyback program (note 15.b). On October 2 to October 19, 2020, 2,149,600 common shares were repurchased in the amount of R$ 166,080.

On June 30, 2020, the Ordinary and Extraordinary General Meeting of the subsidiary Compass approved the public offering of primary distribution of its common shares. On September 28, 2020, the Company filed with the Brazilian Securities and Exchange Commission (“CVM”) the request to cancel the public offering for the primary distribution of common shares due to the deterioration of market conditions.

23

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

On October 26, 2020, the subsidiary Compass submitted, with the approval of its Board of Directors, a proposal for to bid for the competitive divestment process promoted by Petróleo Brasileiro SA - Petrobras for the sale of its 51% stake in Petrobras' share capital Gás SA - Gaspetro (“Gaspetro”). The proposal submitted is guaranteed by the Company, and the other terms and conditions are confidential, due to the nature of the competitive process conducted by Petrobras.

The completion of the potential transaction is subject to several factors, including the choice of the proposal presented by Compass as the winner of the competitive process, the successful conclusion of the resulting negotiations and the signing of the respective purchase and sale agreement for the acquisition of a 51% stake. Gaspetro's share capital, which will provide for precedent conditions customary in transactions of this nature, including regulatory and competitive approvals.

1.1 Cybersecurity Incident

On March 11, 2020, the Company and its subsidiaries and jointly controlled companies suffered a cyber-attack by ransomware that caused a partial and temporary interruption of their operations.

After the incident, the Company made significant investments in privacy, protection and security of information/cybernetics, both in technologies and in processes and hiring for the teams. As part of the actions, we take steps to combat access and misuse of our data, including more robust investigations and audits of our information technology systems. As a result of these efforts, we mitigate additional incidents of data misuse or other undesirable activities by third parties.

In addition, we performed an audit and forensic assessment of the attack suffered and did not identify any relevant impacts on the Company's financial statements.

1.2 Covid-19

24

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

After the World Health Organization declared COVID-19 a pandemic, the Company implemented a contingency plan with the objective of preserving the health and integrity of its employees and partners, in addition to ensuring the safety and continuity of operations, considered activities essential for being a strategic input in hospitals, safety, food and energy.

During the year ended December 31, 2020, several measures of economic and financial assistance were introduced by the federal entities, with the objective of assisting companies in mitigating the effects of the pandemic, with emphasis on the following, which were adopted by the Group companies:

i.  Ordinance ME 139/2020, Ordinance ME 150/2020 and Ordinance ME 245/2020. Ordinances 139 and 150 extend the payment of PIS and COFINS, Social Security Contribution and accident insurance, related to the competencies March and April for the months of August and October 2020. Ordinances 245 extend the payment of the same taxes, related to the competencies May for the month November 2020.

ii.  Provisional Measure 927/2020. Provisional Measure 927 postpones the payment of FGTS, referring to the competencies of March, April and May, to paid from July in six installments, as of July to December 2020.

iii.  Provisional Measure 932/2020. Provisional Measure 932 reduced the rates of contributions to autonomous social services (system S) in the period relating between April and June 2020.

iv.  Decree 10.305 / 2020. Pursuant to Decree 10.305, with the changes promoted by decrees 10.414, 10.504, 10.551 and 10.572/2020, the IOF rate for loans and financing contracted between April 4 to November 26 and December 15 to December 31 was reduced to zero.

v.  Ordinance ME 201/2020. Ordinance 201 postponed the monthly amounts of tax installments due in May, June and July, to August, October and December, respectively.

Additionally, Comgás entered into a commitment with the State Government of São Paulo to maintain the supply of gas to defaulting customers until July 31, 2020.

25

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

The Company ended the year December 31, 2020 with cash of R$4,614,053, net working capital with a positive balance of R$5,021,286 and a profit of R$908,814.

In order to preventively reinforce the liquidity level during this period of great volatility, in March and April 2020, credit lines were contracted and disbursed with financial institutions in the aggregate amount of R$2,034,000 (R$2,276,000 contracted by joint ventures) and an average term of one year, without any financial covenant clauses. Considering the current level of liquidity, the additional initiatives mentioned above, other lines of credit under negotiation and the prospects for the short and medium term, the Company does not foresee a material impairment of its operational and financial capacity that could affect the Company's continuity.

Our covenants are assessed monthly for our need to generate sufficient cash flows to meet indebtedness and our ability to meet the covenants contained in the contracts that govern our indebtedness. As of December 31, 2020, leverage (gross debt / pro forma EBITDA) was 2.6x (2.0x as of December 31, 2019). Until December 31, 2020, the Company and its subsidiaries have been complying with all restrictive financial clauses.

Considering the low level of interest rates in Brazil and in the locations of our subsidiaries, we consider that despite the short-term fluctuations in some macroeconomic assumptions due to the impacts of the COVID-19 pandemic, our weighted average cost of capital is relatively lower compared to year 2019.

On the side of the cost of equity capital, we consider that the Beta and Expected Return on the Market, present in the CAPM (Capital Asset Pricing Model) methodology, are structural variables estimated from the history of several years and, therefore, have undergone only specific changes and less relevant. For the risk-free rate, we see the American interest curves even more closed, which pressures the cost of equity to lower levels. On the other hand, Risco Brasil (CDS 10y), which had skyrocketed at the beginning of the pandemic, regressed to levels closer to those of 2019. Thus, we see pressure on interest curves as the main factor in the structural drop in the cost of Company's equity.

26

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

The Company assessed the circumstances that could indicate the impairment of its non-financial assets and concluded that there were no changes in the circumstances that would indicate an impairment loss. Therefore, the main long-term assumptions applied in the preparation of cash flow models remain unchanged for the assessment of the impairment indicator. As a conclusion, it was verified that the discounted cash flows when compared to the book value of each segment, would result in a recoverable value higher than the book value. Our tax recovery projections are based on the same scenarios and assumptions above.

Losses due to the non-recoverability of financial assets were calculated based on the credit risk analysis, which includes the history of losses, the individual situation of customers, the situation of the economic group to which they belong, the real guarantees for debts and macroeconomic indicators, and is considered, on December 31, 2020, sufficient to cover possible losses on the amounts receivable, in addition to a prospective assessment that takes into account the change or expected change in economic factors that affect the expected credit losses, which will be determined based on weighted probabilities and measured at an amount equal to the expected credit loss for life.

The maximum exposure to the Company's credit risk, net of losses due to the non-recoverability of financial assets, is the value of accounts receivable. The credit quality of accounts receivable falling due is considered adequate, and the amount of the effective risk of possible losses in accounts receivable from customers is presented as losses due to the non-recoverability of financial assets. In addition, the subsidiaries Comgás and Moove, reviewed the variables that make up the methodology for measuring expected losses, through the macroeconomic projections of each segment, capturing the estimates of reflexes in default and credit recovery. During the year ended December 31, 2020, there was an increase in the provision for expected credit loss, however, this increase was reduced to the same level as before the pandemic.

Our inventories are composed, substantially, of lubricants, basic oil and materials for the construction of gas pipelines, which are products that are not valid or have a long duration and, therefore, we do not observe indicators of obsolescence or non-performance.

27

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

To date, there have been no changes in the scope of the Company's leases, no adjustments to the right of use, including adding or terminating the right to use one or more underlying assets, or extending or reducing the term of the contractual lease. We also believe that there has been no change in the consideration for the leases that we are both lessees and lessors.

1.3 Corporate reorganization

On July 2, 2020, the Boards of Directors of Cosan SA, Cosan Limited and Cosan Logística SA (“Cosan Logística”), or collectively the “Companies”, authorized the study of a proposed corporate reorganization to simplify the structure of the economic group (“Intended Transaction”).

As part of an effort to streamline its operations, Cosan SA intends to carry out a Corporate Reorganization to improve the current corporate structure, making Cosan SA the only holding company of the Cosan Group (“Grupo Cosan” refers to the economic entity currently represented by Cosan Limited, Cosan SA, Cosan Logística and its subsidiaries before the Merger, which, after the Merger, will be represented by Cosan SA and its subsidiaries, as the context requires). The Intended Transaction aims to simplify the Cosan Group's corporate structure, unify and consolidate the outstanding shares in the Companies' free floats, increase the liquidity of their securities, as well as unlock value that exists within the Group Cosan and facilitate future fundraising.

As part of the Intended Transaction, Cosan Limited and Cosan Logística will merge into Cosan SA After the completion of the Intended Transaction, the outstanding shares of Cosan SA will be held directly by all shareholders of Cosan Limited, Cosan SA and Cosan Logística, immediately prior to the completion of the Intended Transaction. As part of the merger, Cosan SA intends to issue American Depositary Shares (“ADSs”) to be listed on the New York Stock Exchange (New York Stock Exchange - NYSE) or Cosan SA shares listed on B3 SA - Brasil, Bolsa, Counter (“B3”) for the shareholders of Cosan Limited, immediately before the approval of the Merger. As for Cosan Logística, as soon as the Intended Transaction is completed, the holders of Cosan Logística shares immediately before the approval of the Intended Transaction, will become owners of Cosan S.A. shares.

28

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Simplified operational structure after incorporations.

The Merger Protocols establish that, subject to the terms and conditions described therein, and after the consummation of all contemplated transactions, Cosan Limited and Cosan Logística will be merged into Cosan SA and will cease to exist and their rights and obligations will be transferred to Cosan SA, as the successor company.

Cosan S.A., Cosan Limited and Cosan Logística evaluated the exchange ratio negotiated to effect the intended Transaction and recommended as follows:

  The exchange ratio was 0.772788 shares issued by Cosan Limited for each share issued by Cosan SA Thus, as a result of the merger, 308,554,969 shares issued by Cosan S.A. will be issued to the former Cosan Limited shareholders; and

  The exchange ratio was 3.943112 shares issued by Cosan Logística for each share issued by Cosan SA Thus, as a result of the merger, 31,025,350 shares issued by Cosan S.A. will be issued to the former Cosan Logística shareholders.

After the approval of the mergers at the respective Extraordinary General Meetings (“AGE”), Cosan Logística shareholders may exercise their right to withdraw within 30 days after the AGEs.

The dissenting shareholders of the Company may choose to receive the reimbursement value of their shares based on the book value of the Company’s shares calculated based on Cosan Logística’s Valuation Report at Market Price, resulting in R$12.40 per share.

29

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

On January 22, 2021, the Intended Transaction was approved at the respective AGEs of the Companies.

2 Statement of compliance

This individual and consolidated financial statements have been prepared and are being presented in accordance with accounting practices adopted in Brazil, which include the Brazilian Corporate Law, the rules of the Brazilian Securities Commission (CVM) and the pronouncements of the Accounting Pronouncements Committee (CPC), as well as International Accounting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The presentation of the individual and consolidated Value Added Statements (“VAS”) is required by Brazilian Corporate Law and the accounting practices adopted in Brazil applicable to publicly traded companies CPC 09 - Statement of Value Added. IFRS does not require the presentation of this statement. As a result, under IFRS, this statement is presented as supplementary information, without prejudice to the set of financial statements.

The relevant information in the financial statements, and only them, are being disclosed and that correspond to those used by management in its management.

These financial statements were authorized for issue by Board of Directors on February 11, 2021.

3 Accounting policies

Accounting policies are included in the notes, except those described below:

3.1 Functional and presentation currency

The individual and consolidated financial statements are presented in Brazilian Reais, which is the functional currency of the Company and its subsidiaries and jointly-owned subsidiaries, located in Brazil, as it is the currency of the primary economic environment in which they operate, generate and consume money. The main functional currencies of subsidiaries located outside Brazil are the US dollar, Euro or Pound Sterling.

30

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Assets and liabilities arising from foreign operations, including goodwill and fair value adjustments resulting from the acquisition, are translated into Brazilian Reais using the exchange rates at the balance sheet date. Revenues and expenses from foreign operations are translated into Brazilian Reais using exchange rates on the transaction dates.

Foreign currency differences are recognized and presented in other comprehensive income in shareholders' equity. However, if the foreign operation is a non-wholly owned subsidiary, then the relevant proportion of the translation difference is allocated to non-controlling interests. When a foreign operation is disposed of such control, loss or significant influence is lost, the accumulated amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal.

The consolidated financial statements of each subsidiary included in these consolidated financial statements and equity investments are prepared based on the respective functional currencies. For subsidiaries whose functional currency is a different currency from the Real, the assets and liabilities accounts are translated into the Company's reference currency using the exchange rates prevailing at the statement of financial position date and the income and expense items are translated using the average monthly exchange rates and shareholders' equity has been translated using the historical exchange rate. The resulting translation adjustments are reported in a separate component of equity as cumulative translation adjustments.

The Brazilian Real (R$) exchange rates for the functional currencies of its subsidiaries as of December 31, 2020 and 2019 are:

Currency	December 31, 2020	December 31, 2019
United States Dollar (USD)	5.20	4.03
Pound Sterling (GBP)	7.10	5.33
Euro (EUR)	6.38	4.53

31

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

3.2 Use of judgments and estimates

The preparation of the financial statements requires the Management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Underlying estimates and assumptions are continuously reviewed and prospectively recognized, when applicable. Information on critical judgments, assumptions and estimates of uncertainties in the application of accounting policies that have the most significant effect on the amounts recognized in the financial statements is included in the following notes:

  Note 5.3 – Trade receivables
  Note 5.10 – Recognized fair value measurements
  Note 9 – Investments in joint ventures
  Notes 10.1 e 10.2 – Property, plant and equipment, intangible assets and goodwill
  Note 11 – Commitments
  Note 14 – Income tax
  Note 15 – Provision for legal proceedings
  Note 23 – Post-employment benefits
  Note 24 – Share-based payments

4 Segment information

Segment information is used by the Company's top management (the Chief Operating Decision Maker) to assess the performance of the operating segments and make decisions regarding the allocation of resources. This information is prepared in a manner consistent with the accounting policies used in the preparation of the financial statements. The Company evaluates the performance of its operating segments based on earnings before interest, depreciation and amortization (“EBITDA - Earnings before interest, taxes, depreciation, and amortization”).

32

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Reported segments:

  Raízen Energia: production and marketing of a variety of products derived from sugar cane, including raw sugar (Very High Polarization, or “VHP”), anhydrous and hydrated ethanol, and activities related to energy cogeneration from sugarcane bagasse. In addition, this segment holds interests in companies engaged in research and development on new technology;
  Raízen Combustíveis: distribution and marketing of fuels, mainly through a franchised network of service stations under the “Shell” brand throughout Brazil, petroleum refining, the operation of fuel resellers, a convenience store business, the manufacture and sale of automotive and industrial lubricants, and the production and sale of liquefied petroleum gas throughout Argentina;
  Gas and Energy: its main activities are: (i) distribution of piped natural gas in part of the State of São Paulo to customers in the industrial, residential, commercial, automotive and cogeneration sectors; and (ii) commercialization of electricity, comprising the purchase and sale of electricity to other traders, to consumers who have a free choice of supplier and to other agents permitted by law;
  Moove: production and distribution of lubricants under the Mobil brand in Brazil, Argentina, Bolivia, Uruguay, Paraguay, the United States of America and Europe, as well as in the European and Asian markets under the “Comma” trademark and corporate activities.

Reconciliation:

  Cosan Corporate: digital wallet platform and other investments, in addition to the corporate activities of the Company. The Cosan corporate segment includes the financing subsidiaries for the Cosan group.

Although Raízen Energia and Raízen Combustíveis are joint ventures recorded under the equity method and are no longer proportionally consolidated, Management continues to review the information by segment. The reconciliation of these segments is shown in the “Deconsolidated effects” column.

33

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	December 31, 2020
	Reported segments					Reconciliation			Consolidated
	Raízen Energia	Raízen Combustíveis		Gas and Energy	Moove	Cosan Corporate	Deconsolidated effects	Segment elimination
		Brazil	Argentina
Statement of profit or loss:
Gross sales	33,198,096	79,748,342	14,886,280	12,024,615	5,588,754	49	(127,832,718)	—	17,613,418
Domestic market (i)	23,153,941	79,748,342	14,886,280	12,024,615	5,117,770	49	(117,788,563)	—	17,142,434
External market (i)	10,044,155	—	—	—	470,984	—	(10,044,155)	—	470,984
Net sales	31,661,546	76,387,354	10,000,822	9,093,170	4,415,575	42	(118,049,722)	—	13,508,787
Cost of sales	(28,207,626)	(73,450,143)	(9,142,729)	(6,434,190)	(3,380,304)	(1,584)	110,800,498	—	(9,816,078)
Gross profit	3,453,920	2,937,211	858,093	2,658,980	1,035,271	(1,542)	(7,249,224)	—	3,692,709
Selling expenses	(1,119,878)	(1,413,556)	(731,322)	(454,131)	(471,829)	(1,386)	3,264,756	—	(927,346)
General and administrative expenses	(647,492)	(437,681)	(178,560)	(577,474)	(229,672)	(199,478)	1,263,733	—	(1,006,624)
Other income (expenses), net	161,236	263,271	129,619	56,176	34,876	(19,278)	(554,126)	—	71,774
Interest in earnings of associates	—	(88,323)	—	—	—	1,043,983	88,323	(1,028,270)	15,713
Interest in earnings of joint ventures	(86,630)	(937)	—	—	—	583,001	87,567	—	583,001
Finance results, net	(1,023,562)	(204,275)	(203,430)	(282,773)	(129,342)	(850,447)	1,431,267	—	(1,262,562)
Finance expense	(1,610,586)	(619,403)	(115,782)	(374,252)	(30,910)	(1,274,590)	2,345,771	—	(1,679,752)
Finance income	391,308	263,493	35,877	72,500	20,086	135,339	(690,678)	—	227,925
Foreign exchange, net	(603,224)	(3,154,960)	(63,278)	(150,227)	(161,636)	(1,300,662)	3,821,462	—	(1,612,525)
Derivatives	798,940	3,306,595	(60,247)	169,206	43,118	1,589,466	(4,045,288)	—	1,801,790
Income tax (expense)benefit	(211,932)	(362,349)	37,277	(460,312)	(87,941)	290,402	537,004	—	(257,851)
Profit (loss) for the year	525,662	693,361	(88,323)	940,466	151,363	845,255	(1,130,700)	(1,028,270)	908,814

Profit (loss) attributable to:
Owners of the Company	503,120	666,379	(88,323)	923,420	104,570	851,856	(1,081,176)	(1,027,988)	851,858
Non-controlling interests	22,542	26,982	—	17,046	46,793	(6,601)	(49,524)	(282)	56,956
	525,662	693,361	(88,323)	940,466	151,363	845,255	(1,130,700)	(1,028,270)	908,814
Other select data
Depreciation and amortization	4,092,682	306,142	660,415	500,714	108,687	13,683	(5,059,239)	—	623,084
EBITDA	5,853,838	1,566,127	738,245	2,184,265	477,333	1,418,983	(8,158,210)	(1,028,270)	3,052,311
Additions to PP&E, intangible and Contracts assets	2,669,052	229,473	260,890	1,006,881	29,658	15,963	(3,159,415)	—	1,052,502

Reconciliation of EBITDA
Profit (loss) for the year	525,662	693,361	(88,323)	940,466	151,363	845,255	(1,130,700)	(1,028,270)	908,814
Income tax and (expense) benefit	211,932	362,349	(37,277)	460,312	87,941	(290,402)	(537,004)	—	257,851
Finance results, net	1,023,562	204,275	203,430	282,773	129,342	850,447	(1,431,267)	—	1,262,562
Depreciation and amortization	4,092,682	306,142	660,415	500,714	108,687	13,683	(5,059,239)	—	623,084
EBITDA	5,853,838	1,566,127	738,245	2,184,265	477,333	1,418,983	(8,158,210)	(1,028,270)	3,052,311

(i)                   Domestic markets: sales within the countries where each entity is located; external markets: sales export.

34

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	December 31, 2019
	Reported segments					Reconciliation			Consolidated
	Raízen Energia	Raízen Combustíveis		Gas and Energy	Moove	Cosan Corporate	Deconsolidated effects	Segment elimination
		Brazil	Argentina
Statement of profit or loss:
Gross sales	30,458,300	92,116,093	17,655,659	12,007,634	5,072,163	7	(140,230,052)	(76)	17,079,728
Domestic market (i)	24,180,375	90,619,697	17,655,659	12,007,634	4,948,678	7	(132,455,731)	(76)	16,956,243
External market (i)	6,277,925	1,496,396	—	—	123,485	—	(7,774,321)	—	123,485
Net sales	28,835,309	87,946,233	12,567,921	9,514,222	4,046,296	3	(129,349,463)	(76)	13,560,445
Cost of sales	(26,951,969)	(84,137,215)	(11,340,151)	(6,402,338)	(3,185,744)	—	122,429,335	76	(9,588,006)
Gross profit	1,883,340	3,809,018	1,227,770	3,111,884	860,552	3	(6,920,128)	—	3,972,439
Selling expenses	(866,330)	(1,489,100)	(713,874)	(614,492)	(492,482)	(8,839)	3,069,304	—	(1,115,813)
General and administrative expenses	(621,843)	(486,149)	(124,674)	(404,441)	(173,212)	(218,669)	1,232,666	—	(796,322)
Other income (expenses), net	136,695	1,810,364	73,942	(31,534)	31,804	428,520	(2,021,001)	—	428,790
Interest in earnings of associates	—	115,168	—	—	440	1,285,364	(115,168)	(1,306,448)	(20,644)
Interest in earnings of joint ventures	(12,179)	4,973	—	—	—	1,131,406	7,206	—	1,131,406
Finance results, net	(759,350)	(216,381)	(320,506)	(180,381)	(96,794)	(121,605)	1,296,237	—	(398,780)
Finance expense	(1,449,680)	(649,509)	(81,237)	(495,958)	(38,514)	(766,971)	2,180,426	—	(1,301,443)
Finance income	471,581	268,801	26,954	315,634	22,385	404,629	(767,336)	—	742,648
Foreign exchange, net	(36,107)	(259,014)	(276,256)	(27,518)	(92,989)	(190,985)	571,377	—	(311,492)
Derivatives	254,856	423,341	10,033	27,461	12,324	431,722	(688,230)	—	471,507
Income tax (expense)benefit	117,371	(1,013,037)	(27,490)	(588,389)	(55,206)	(85,227)	923,156	—	(728,822)
Profit (loss) for the year	(122,296)	2,534,856	115,168	1,292,647	75,102	2,410,953	(2,527,728)	(1,306,448)	2,472,254
Profit (loss) from discontinued operations	—	—	—	—	—	11,021	—	—	11,021

Profit (loss) attributable to:
Owners of the Company	(183,784)	2,467,692	115,168	1,255,369	51,078	2,425,406	(2,399,076)	(1,306,448)	2,425,405
Non-controlling interests	61,488	67,164	—	37,278	24,024	(3,432)	(128,652)	—	57,870
	(122,296)	2,534,856	115,168	1,292,647	75,102	2,421,974	(2,527,728)	(1,306,448)	2,483,275
Other select data
Depreciation and amortization	2,833,200	284,952	507,702	459,584	97,827	12,890	(3,625,854)	—	570,301
EBITDA	3,352,883	4,049,226	970,866	2,521,001	324,929	2,630,675	(8,372,975)	(1,306,448)	4,170,157
Additions to PP&E, intangible and Contracts assets	2,902,907	339,987	343,367	775,769	32,854	11,125	(3,586,261)	—	819,748

Reconciliation of EBITDA
Profit (loss) for the year	(122,296)	2,534,856	115,168	1,292,647	75,102	2,410,953	(2,527,728)	(1,306,448)	2,472,254
Income tax and (expense) benefit	(117,371)	1,013,037	27,490	588,389	55,206	85,227	(923,156)	—	728,822
Finance results, net	759,350	216,381	320,506	180,381	96,794	121,605	(1,296,237)	—	398,780
Depreciation and amortization	2,833,200	284,952	507,702	459,584	97,827	12,890	(3,625,854)	—	570,301
EBITDA	3,352,883	4,049,226	970,866	2,521,001	324,929	2,630,675	(8,372,975)	(1,306,448)	4,170,157

(i)                   Domestic markets: sales within the countries where each entity is located; external markets: sales export.

35

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	December 31, 2020
	Reported segments					Reconciliation			Consolidated
	Raízen Energia	Raízen Combustíveis		Gas and Energy	Moove	Cosan Corporate	Deconsolidated effects	Segment elimination
		Brazil	Argentina
Statement of financial position:
Cash and cash equivalents	2,293,506	752,369	396,039	1,899,533	936,345	1,778,175	(3,441,914)	—	4,614,053
Marketable securities	—	—	—	1,188,625	168,066	914,879	—	—	2,271,570
Trade receivables	1,835,656	2,070,824	358,816	1,121,612	483,227	—	(4,265,296)	—	1,604,839
Derivative financial instruments	4,904,580	2,835,980	—	517,181	28,463	2,581,774	(7,740,560)	—	3,127,418
Inventories	3,975,086	3,068,435	1,274,045	121,064	564,836	—	(8,317,566)	—	685,900
Sectorial financial assets	—	—	—	241,749	—	—	—	—	241,749
Other financial assets	160,600	—	—	—	69,126	779,695	(160,600)	—	848,821
Other current assets	4,862,274	3,526,980	769,740	276,139	146,166	1,211,108	(9,158,994)	(601,024)	1,032,389
Other non-current assets	5,374,084	2,247,516	61,018	169,905	398,796	1,566,400	(7,682,618)	(365,383)	1,769,718
Investments in associates	—	3,299,738	356	—	—	4,989,472	(3,300,094)	(4,655,767)	333,705
Investments in joint ventures	536,540	769,252	—	—	—	7,988,208	(1,305,792)	—	7,988,208
Biological assets	1,073,582	—	—	—	—	—	(1,073,582)	—	—
Derivative financial instruments	—	2,241,618	95,840	686,690	9,248	—	(2,337,458)	—	695,938
Right-of-use assets	4,698,238	86,737	425,391	19,865	39,550	24,809	(5,210,366)	—	84,224
Property, plant and equipment	11,667,442	2,544,094	3,953,982	15,326	327,535	74,135	(18,165,518)	—	416,996
Intangible assets and goodwill	3,599,864	2,479,947	9,221	8,769,986	1,268,095	7,215	(6,089,032)	—	10,045,296
Loans, borrowings and debentures	(17,516,886)	(6,258,929)	(781,703)	(7,043,909)	(802,938)	(7,580,380)	24,557,518	—	(15,427,227)
Derivative financial instruments	(4,502,866)	(246,237)	(15,155)	(286,018)	(348)	(131,461)	4,764,258	—	(417,827)
Trade payables	(3,244,436)	(5,203,174)	(863,672)	(1,182,111)	(688,139)	(4,942)	9,311,282	—	(1,875,192)
Employee benefits payable	(383,114)	(85,993)	(65,269)	(74,543)	(96,192)	(25,146)	534,376	—	(195,881)
Sectorial financial liabilities	—	—	—	(565,911)	—	—	—	—	(565,911)
Other current liabilities	(3,014,286)	(2,729,837)	(1,186,505)	(662,779)	(290,827)	(673,340)	6,930,628	40,998	(1,585,948)
Preferred shareholders payable in subsidiaries	—	—	—	—	—	(387,044)	—	—	(387,044)
Leases	(4,246,196)	(101,500)	(387,074)	(10,320)	(41,299)	(28,144)	4,734,770	—	(79,763)
Other non-current liabilities	(2,015,788)	(4,942,688)	(744,976)	(1,856,161)	(554,141)	(2,235,324)	7,703,452	925,409	(3,720,217)
Total assets (net of liabilities) allocated by segment	10,057,880	6,355,132	3,300,094	3,345,923	1,965,569	10,850,089	(19,713,106)	(4,655,767)	11,505,814
Total assets	44,981,452	25,923,490	7,344,448	15,027,675	4,439,453	21,915,870	(78,249,390)	(5,622,174)	35,760,824

Shareholders' equity attributable to:
Equity attributable to owners of the Company	9,967,891	6,075,393	3,300,094	3,288,315	1,367,157	10,847,666	(19,343,378)	(4,655,473)	10,847,665
Non-controlling interests	89,989	279,739	—	57,608	598,412	2,423	(369,728)	(294)	658,149
Total shareholders' equity	10,057,880	6,355,132	3,300,094	3,345,923	1,965,569	10,850,089	(19,713,106)	(4,655,767)	11,505,814

36

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	December 31, 2019
	Reported segments					Reconciliation			Consolidated
	Raízen Energia	Raízen Combustíveis		Gas and Energy	Moove	Cosan Corporate	Deconsolidated effects	Segment elimination
		Brazil	Argentina
Statement of financial position:
Cash and cash equivalents	2,715,055	1,036,151	266,309	1,083,410	610,605	4,382,629	(4,017,515)	—	6,076,644
Marketable securities	—	—	—	200,233	43,856	1,118,959	—	—	1,363,048
Trade receivables	1,135,079	2,455,365	442,204	987,397	427,714	—	(4,032,648)	—	1,415,111
Derivative financial instruments	2,139,240	911,874	5,163	374,730	17,005	1,508,644	(3,056,277)	—	1,900,379
Inventories	4,592,428	3,007,893	1,099,632	89,586	449,211	—	(8,699,953)	—	538,797
Other financial assets	602,542	—	—	—	134,636	708,784	(602,542)	—	843,420
Other current assets	7,125,332	3,506,579	872,413	315,744	165,070	917,783	(11,504,324)	(358,944)	1,039,653
Other non-current assets	4,196,166	2,014,958	24,095	90,662	150,683	1,562,651	(6,235,219)	(488,227)	1,315,769
Investments in associates	—	2,612,576	276	—	365	4,292,701	(2,612,852)	(3,967,371)	325,695
Investments in joint ventures	577,008	727,936	—	—	—	7,548,960	(1,304,944)	—	7,548,960
Biological assets	734,495	—	—	—	—	—	(734,495)	—	—
Derivative financial instruments	—	2,736,589	48,985	594,602	5,939	—	(2,785,574)	—	600,541
Right-of-use assets	4,017,503	97,375	476,251	10,128	22,592	18,685	(4,591,129)	—	51,405
Property, plant and equipment	11,342,326	2,595,878	3,304,040	—	310,007	70,030	(17,242,244)	—	380,037
Intangible assets and goodwill	3,666,186	2,548,927	9,637	8,291,608	1,161,426	12,647	(6,224,750)	—	9,465,681
Loans, borrowings and debentures	(15,653,705)	(5,745,735)	(912,807)	(5,244,942)	(670,263)	(7,441,845)	22,312,247	—	(13,357,050)
Derivative financial instruments	(1,422,923)	(325,018)	—	—	(1,801)	(47,984)	1,747,941	—	(49,785)
Trade payables	(5,101,474)	(2,568,885)	(943,789)	(1,154,206)	(515,759)	(6,760)	8,614,148	—	(1,676,725)
Employee benefits payable	(360,414)	(77,692)	(48,752)	(59,928)	(70,068)	(34,119)	486,858	—	(164,115)
Other current liabilities	(4,317,609)	(5,859,807)	(856,185)	(683,555)	(217,705)	(1,116,752)	11,033,601	73,558	(1,944,454)
Preferred shareholders payable in subsidiaries	—	—	—	—	—	(611,537)	—	—	(611,537)
Leases	(3,504,501)	(103,807)	(439,860)	(10,843)	(27,431)	(19,629)	4,048,168	—	(57,903)
Other non-current liabilities	(2,046,961)	(4,492,725)	(734,761)	(1,998,107)	(408,386)	(2,307,755)	7,274,447	771,893	(3,942,355)
Total assets (net of liabilities) allocated by segment	10,435,773	5,078,432	2,612,851	2,886,519	1,587,696	10,556,092	(18,127,056)	(3,969,091)	11,061,216
Total assets	42,843,360	24,252,101	6,549,005	12,038,100	3,499,109	22,142,473	(73,644,466)	(4,814,542)	32,865,140

Shareholders' equity attributable to:
Equity attributable to owners of the Company	10,358,052	4,808,076	2,612,851	2,861,954	1,107,136	10,553,735	(17,778,979)	(3,969,091)	10,553,734
Non-controlling interests	77,721	270,356	—	24,565	480,560	2,357	(348,077)	—	507,482
Total shareholders' equity	10,435,773	5,078,432	2,612,851	2,886,519	1,587,696	10,556,092	(18,127,056)	(3,969,091)	11,061,216

37

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

4.1 Net sales by segment

	December 31, 2020	December 31, 2019
Reported segment

Raízen Energia
Ethanol	12,372,878	10,811,944
Sugar	10,241,141	3,925,499
Gas	1,655,484	2,967,137
Diesel	4,626,749	6,469,695
Cogeneration	2,282,158	3,934,639
Other	483,136	726,395
	31,661,546	28,835,309
Raízen Combustíveis
Fuels	85,342,742	99,000,662
Other	1,045,434	1,513,492
	86,388,176	100,514,154
Gas and Energy
Natural gas
Industrial	5,030,738	6,045,600
Residential	1,381,597	1,295,107
Cogeneration	389,732	437,327
Automotive	220,130	350,637
Commercial	350,760	507,550
Construction revenue	885,630	813,341
Other	59,104	64,660
	8,317,691	9,514,222

Electricity trading	775,479	—

Moove
Finished goods	3,891,551	3,786,636
Basic oil	392,153	194,353
Services	131,871	65,307
	4,415,575	4,046,296
Reconciliation
Cosan Corporate	42	3
Deconsolidated effects and eliminations	(118,049,722)	(129,349,539)
Total	13,508,787	13,560,446

38

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

4.2 Information on geographical area

	Net sales		Other non-current assets
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Brazil	11,170,964	11,471,144	5,321,148	3,661,842
Europe (i)	1,867,284	1,719,262	24,684	71,689
Latin America (ii)	360,798	184,981	—	—
North America	62,760	157,665	11,401	23,140
Asia and other	46,981	27,393	—	—
Total	13,508,787	13,560,445	5,357,233	3,756,671

Main countries:
i. England, France, Spain and Portugal; and
ii. Argentina, Bolívia, Uruguay and Paraguay.

5 Financial assets and liabilities

Accounting policy

Measurement of financial assets and liabilities

The Company initially measures a financial asset at its fair value plus, in the case of a financial asset not measured at fair value through profit or loss, transaction costs, except those measured at amortized cost maintained within a business model with the objective to obtain contractual cash flows that meet the criteria of principal and interest only.

Debt financial instruments are subsequently measured at fair value through profit or loss, amortized cost or fair value through other comprehensive income.

The classification is based on two criteria: (i) the Company's business model for managing assets; and (ii) whether the contractual cash flows of the instruments represent only payments of principal and interest on the principal amount outstanding.

The Company started to recognize its financial assets at amortized cost for financial assets that are maintained within a business model in order to obtain contractual cash flows that meet the “Principal and Interest” criteria. This category includes accounts receivable from customers, cash and cash equivalents, receivables from related parties, other financial assets and dividends and interest on equity receivable.

39

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

No remeasurement of financial assets was carried out.

Financial assets are written off when the rights to receive cash flows from these assets have expired or when the Company has substantially transferred all the risks and rewards of ownership.

Financial liabilities are classified as measured at amortized cost or at fair value through profit or loss. A financial liability is classified as at fair value through profit or loss if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at fair value through profit or loss are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. The Company also derecognizes a financial liability when its terms are modified, and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value. Any gain or loss on derecognition is also recognized in the income statement.

Financial assets and liabilities are as following:

		Parent Company		Consolidated
	Note	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Assets
Fair value through profit or loss
Cash and cash equivalents	5.1	1,148,860	2,088,707	2,154,257	3,277,789
Marketable securities	5.2	788,965	910,064	2,271,570	1,363,048
Other financial assets	5.4	779,695	708,783	848,821	843,420
Derivate financial instruments	5.9	2,457,604	1,359,821	3,127,418	1,900,379
		5,175,124	5,067,375	8,402,066	7,384,636

40

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

		Parent Company		Consolidated
	Note	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Amortized cost
Cash and cash equivalents	5.1	407	1,402,000	2,459,796	2,798,855
Trade receivables	5.3	—	—	1,604,839	1,415,111
Receivables from related parties	5.5	760,342	777,992	271,766	171,910
Sector financial assets	12	—	—	241,749	—
Dividends receivable		160,694	22,684	77,561	22,684
		921,443	2,202,676	4,655,711	4,408,560

Total assets		6,096,567	7,270,051	13,057,777	11,793,196

	Note	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Liabilities
Amortized cost
Loans, borrowings and debentures	5.6	—	(1,727,460)	(8,590,199)	(7,997,752)
Leases		(28,145)	(19,630)	(79,763)	(57,903)
Trade payables	5.7	(4,066)	(5,175)	(1,875,192)	(1,676,725)
Other financial liabilities		—	—	(149,293)	(132,927)
Payables to related parties	5.5	(7,374,879)	(5,980,138)	(150,484)	(260,236)
Preferred shareholders payable in subsidiaries	5.8	(387,044)	(611,537)	(387,044)	(611,537)
Dividends payable		(216,929)	(588,752)	(285,177)	(590,204)
Sector financial liabilities	12	—	—	(565,911)	—
Tax installments - REFIS	13	(193,353)	(195,600)	(199,586)	(202,418)
		(8,204,416)	(9,128,292)	(12,282,649)	(11,529,702)
Fair value through profit or loss
Loans, borrowings and debentures	5.6	—	—	(6,837,028)	(5,359,298)
Consideration payable		—	—	(224,787)	(184,370)
Derivative financial instruments	5.9	(131,462)	(47,985)	(417,827)	(49,785)
		(131,462)	(47,985)	(7,479,642)	(5,593,453)

Total liabilities		(8,335,878)	(9,176,277)	(19,762,291)	(17,123,155)

5.1 Cash and cash equivalents

Accounting policy

Cash and cash equivalents are measured and stated at fair value through profit or loss and are highly liquid, with maturities of up to three months, which are subject to an insignificant risk of change in value.

	Parent Company		Consolidated
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Cash and bank accounts	255	121	75,160	118,738
Savings account	—	—	986,379	885,740
Financial investments	1,149,012	3,490,586	3,552,514	5,072,166
	1,149,267	3,490,707	4,614,053	6,076,644

41

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Financial investments are composed as follows:

	Parent company		Consolidated
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Investment fund
Repurchase agreements	856,078	1,714,348	1,671,802	2,799,459
Bank certificate of deposits - CDB	292,782	374,359	474,910	478,330
Other	—	—	7,545	—
	1,148,860	2,088,707	2,154,257	3,277,789
Bank investments
Repurchase agreements	—	1,400,735	1,293,833	1,400,735
Bank certificate of deposits - CDB	—	—	104,272	392,498
Other	152	1,144	152	1,144
	152	1,401,879	1,398,257	1,794,377
	1,149,012	3,490,586	3,552,514	5,072,166

The Company’s onshore financial investments are remunerated at rates around 97% of the Brazilian interbank offering rate (Certificado de Depósito Interbancário), or “CDI,” At December 31, 2020 (100% of CDI in 2019) and offshore financial investments are remunerated at rates around 100% of Fed funds. The sensitivity analysis on interest rate risks is in note 22.

5.2 Marketable securities

Accounting policy

Marketable securities are measured and classified at fair value through profit or loss. Restricted cash are measured and classified at amortized cost. The securities include all equity securities with a readily determinable fair value. Fair values for equity securities are deemed readily determinable if the securities are listed or if a current market value or fair value is available even without a direct listing (e.g. prices for shares in investment funds).

	Parent company		Consolidated
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Marketable securities
Government Bonds (i)	788,965	910,064	2,271,570	1,363,048
	788,965	910,064	2,271,570	1,363,048

42

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

(i) Government Bonds have stated interest connected to Special System for Settlement and Custody (Sistema Especial de Liquidação e de Custódia), or “SELIC”, with a return of approximately 100% of the CDI.

5.3 Trade receivables

Accounting policy

Trade receivables are recognized initially at the amount of consideration that is unconditional unless they contain significant financing components, when they are recognized at fair value. The Company holds the trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method.

To measure the expected credit losses and trade receivables have been grouped based on shared credit risk characteristics and overdue. The provision allowance for doubtful accounts is recorded in selling expense.

Expected loss rates are based on corresponding historical credit losses suffered in the period. Historical loss rates may be adjusted to reflect current and forward-looking information regarding macroeconomic factors that affect the customers’ ability to settle the receivables. The Company identified the interest rate implied in the agreement as the most relevant factor, and consequently adjusts historical loss rates based on the expected changes in this factor.

	Consolidated
	December 31, 2020	December 31, 2019
Domestic – Local currency	1,717,683	1,518,633
Export – Foreign currency	17,502	11,399
	1,735,185	1,530,032

Expected credit losses (i)	(130,346)	(114,921)
	1,604,839	1,415,111

Current	1,585,708	1,400,498
Non-current	19,131	14,613
	1,604,839	1,415,111

43

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Aging of trade receivables is as follows:

	Consolidated
	December 31, 2020	December 31, 2019
Not overdue	1,531,532	1,278,841
Overdue:
From 1 to 30 days	55,303	96,176
From 31 to 60 days	13,893	24,664
From 61 to 90 days	5,250	13,381
More than 90 days	129,207	116,970
Expected credit losses	(130,346)	(114,921)
	1,604,839	1,415,111

Consolidated
At January 1, 2019	(107,746)
Provision / reversal	(23,960)
Write-off	16,785
At December 31, 2019	(114,921)
Provision / reversal	(31,910)
Write-off	16,485
At December 31, 2020	(130,346)

(i)                The subsidiary Comgás adapted its model for calculating expected losses to capture the estimates of effects on defaults and credit recovery for the coming months, which reflected a total increase of approximately R$ 14,000 in expected losses, in the accumulated of the year 2020.

5.4 Other financial assets

Accounting Policy: Equity investments are measured at fair value through profit or loss and are equity instruments whose purpose is to maintain for trading.

The balance of other financial assets is composed as following:

	Parent Company		Consolidated
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Rumo S.A. Shares (i)	770,862	697,712	770,862	697,712
Cosan Logística S.A. Shares (i)	8,833	11,071	8,833	11,071
Other financial assets (ii)	—	—	69,126	134,637
	779,695	708,783	848,821	843,420

Current	779,695	708,783	848,821	773,629
Non-current	—	—	—	69,791
	779,695	708,783	848,821	843,420

44

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

  The Company has 40,065,607 shares, representing 2.16% of the total shares of Rumo S.A. (13,333,333 of these shares were acquired through the issuance of a primary public offering, representing R$ 290,000, settled in cash, on August 27, 2020, according to the relevant fact disclosed). And 477,196 shares, representing 0.10% of the total shares of Cosan Logística, at market value, where it uses the measurement methodology at fair value and not the equity method. On December 31, 2020, the share price of related parties Rumo S.A. and Cosan Logística was R$ 19.24 and R$ 18.51 (on December 31, 2019, R$ 26.10 and R$ 23.20), respectively.

  On March 31, 2020, Cosan Lubes Investments Limited (“CLI”) received R$ 65,478 due to the satisfaction of the condition’s precedent on December 31, 2019, as provided for in the investment agreement between the Company and CVC Fund VII (“CVC”).

5.5 Related parties

Accounting policy

Commercial, financial and corporate operations involving related parties are carried out as established in the agreements. The outstanding balances at period-end are not guaranteed nor subject to interest, and they are settled in cash. There were no guarantees given or received regarding any accounts receivable or payable involving related parties. On December 31, 2020, there was no impairment of receivables related to amounts owed by related parties.

a)      Summary of balances to related parties

	Parent Company		Consolidated
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Current asset
Corporate operation
Raízen Energia S.A. (i)	44,415	42,953	50,626	44,119
Rumo S.A.	6,399	3,727	10,498	7,763
Aguassanta Participações S.A.	837	444	837	444
Cosan Limited	4,811	4,518	4,811	4,518
Cosan Lubrificantes e Especialidades (ii)	219,613	294,783	—	—
Compass Gás e Energia	3,732	—	—	—
Payly Soluções e Pagamentos S.A.	2,390	4,462	—	—
Raízen Combustíveis S.A. (i)	644	784	1,448	2,638
Other	4,152	2,614	3,563	183
	286,9933	354,285	71,783	59,665
Financial operations
Cosan Limited	—	—	—	33,925
	—	—	—	33,925
Total current assets	286,993	354,285	71,783	93,590

45

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Preferred shares
Raízen Energia S.A. (i)	155,175	78,304	155,175	78,304
	155,175	78,304	155,175	78,304
Financial operations
Cosan Limited	—	—	44,808	—
Cosan Lubrificantes e Especialidades (ii)	318,174	345,403	—	—
Other	—	—	—	16
	318,174	345,403	44,808	16
Total non-current assets	473,349	423,707	199,983	78,320

Total assets	760,342	777,992	271,766	171,910

	Parent Company		Consolidated
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Current liabilities
Corporate operations / agreements
Raízen Energia S.A.(i)	121,244	237,361	133,506	246,965
Raízen Combustíveis S.A.(i)	11,386	12,385	11,387	12,386
Rumo S.A.	571	571	704	704
Cosan Lubrificantes e Especialidades(ii)	8,059	57,875	—	—
Other	258	176	53	181
	141,518	308,368	145,650	260,236

Financial oprerations
Cosan Overseas Limited (iii)	33,579	26,045	—	—
Cosan Luxembourg S.A. (iii)	103,643	96,118	—	—
Raízen Energia S.A.	—	—	4,834	—
	137,222	122,163	4,834	—
Total current liabilities	278,740	430,531	150,484	260,236

Non-current liabilities
Corporate operations / agreements
Cosan Lubrificantes e Especialidades (ii)	875,690	724,860	—	—
Cosan Luxembourg S.A. (iii)	3,603,911	2,795,290	—	—
Cosan Overseas Limited (iii)	2,616,538	2,029,457	—	—
Total non-current liabilities	7,096,139	5,549,607	—	—

Total liabilities	7,374,879	5,980,138	150,484	260,236

(i)      Current and non-current assets receivable from Raízen Energia and Raízen Combustíveis are, primarily, tax credits which will be reimbursed to the Company when realized. The preferred shares are used to Raízen reimburse Cosan, with preferential dividends, when the net operating loss is consumed in Raízen.

Current liabilities represent amounts owed to Raízen Energia and Raízen Combustíveis related to expenses regarding legal disputes and other liabilities, generated before the formation of joint ventures, which are responsibility of Cosan S.A.

46

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

(ii)     On December 31, 2018, a contract for the assumption of rights and obligations between the Company and the subsidiary CLE was signed and assets and liabilities related to the fuel business were transferred from the acquisition of Esso Brasileira de Petróleo Ltda. (“Esso”) in 2008, which were not contributed to the formation of Raízen, a fact that generated an increase in the active and passive accounts of related parties of the Company in that year and which has been moved as the transactions are settled. This transfer of assets and liabilities does not impact the consolidated position of Company. nor the information by segment.

(iii)    These operations serve as a vehicle for the transfer of resources from the Company to the subsidiaries, which are the bondholders and who are responsible for honoring their obligations. The increases observed in these liability balances refer to the exchange rate variation, which affected the PPE (Export Prepayment) operations that we have today between the Companies and the subsidiaries Cosan Luxembourg S.A. and Cosan Overseas Limited.

b)     Related party transactions

	Parent Company		Consolidated
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Product sales
Cosan Logística S.A.	—	—	37,887	35,201
Raízen Energia S.A.	—	—	27,779	23,382
Raízen Combustíveis S.A.	—	—	35,410	41,423
	—	—	101,076	100,006
Purchase of goods / inputs / services
Raízen Energia S.A.	—	—	(5,296)	(7,010)
Rumo S.A.	—	—	—	(33)
Raízen Combustíveis S.A.	(10)	(52)	(2,052)	(52)
	(10)	(52)	(7,348)	(7,095)
Shared expense
Rumo S.A.	4,870	5,869	4,870	5,869
Cosan Lubrificantes e Especialidades	3,823	3,149	—	—
Raízen Energia S.A.	(2,760)	(2,830)	(48,890)	(37,666)
	5,933	6,188	(44,020)	(31,797)
Financial result
Cosan Limited	286	577	1,368	1,741
Cosan Luxembourg S.A.	(957,279)	(247,928)	—	—
Cosan Overseas Limited	(809,305)	(239,748)	—	—
Raízen Combustíveis S.A.	6,341	5,729	6,341	5,729
Other	—	96	—	(41)
	(1,759,957)	(481,274)	7,709	7,429

Total	(1,754,034)	(475,138)	57,417	68,543

c)      Officers’ and directors’ compensation

The Company has a compensation policy approved by the Board of Directors that includes salaries, contributions to a post-employment defined benefit plan and share-based payment.

47

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	December 31, 2020	December 31, 2019
Short-term benefits to officers and directors	26,643	10,126
Share-based payment transactions	6,105	8,669
	32,748	18,795

5.6 Loans, borrowings and debentures

Accounting policy

Borrowings are initially recognized at fair value, net of transaction costs. Borrowings are subsequently measured at amortized cost.

Borrowings are derecognized when the obligation specified in the contract is discharged, cancelled or expires. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss as other income or finance costs.

Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the reporting year.

Financial guarantee contracts issued by the Company are initially measured at their fair values and, if not designated as at fair value through profit or loss, are subsequently measured at the higher of:

  the amount of the obligation under the contract; and
  the amount initially recognized less, where appropriate, cumulative amortization recognized in accordance with the revenue recognition policies.

	Interest		Parent Company
Description	Index	Annual interest rate	December 31, 2020	December 31, 2019	Maturity(i)	Objective
Secured
Debentures	106% CDI	3.87%	—	1,727,460	Feb-21	Working capital
			—	1,727,460

Total			—	1,727,460

Current			—	1,161,406
Non-current			—	566,054

48

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	Interest		Consolidated
Description	Index	Annual interest rate	December 31, 2020	December 31, 2019	Maturity	Objective
Secured
BNDES (ii)	TJLP	5.09%	—	1,667	Jun-23	Investment
	TJ462	7.89%	—	144,573	Oct-20	Investment
	TJLP	7.09%	—	83,174	Jun-23	Investment
	Selic	5.52%	—	73,540	Oct-20	Investment
	Selic	5.68%	—	52,031	Jun-23	Investment
	IPCA + 3.25%	7.75%	807,438	—	Apr-29	Investment
	IPCA + 4.10%	8.64%	175,374	—	Apr-29	Investment
EIB	U.S.$	3.88%	—	31,770	Jun-20	Investment
	U.S.$ + 2.94%	2.94%	—	29,081	Sep-20	Investment
	U.S.$ + Libor + 0.54%	0.80%	30,817	71,129	May-21	Investment
	U.S.$ + Libor + 0.61%	0.89%	57,813	89,336	Sep-21	Investment
			1,071,442	576,301

Unsecured
Foreign loans	GBP + Libor	1.68%	143,039	123,561	Jul-21	Working capital
	Fixed	1.40%	35,556	26,692	Nov-22	Working capital
	GBP + Libor	1.21%	142,091	106,643	Dec-21	Acquisition
	GBP + Libor	1.53%	248,666	186,604	Dec-22	Acquisition
	Fixed	1.16%	2,095	3,563	Sep-22	Investment
Resolution 4,131	U.S.$ + Libor	2.90%	—	81,107	Feb-20	Working capital
	U.S.$	4.79%	—	20,688	Oct-20	Working capital
	U.S.$ + 3.67%	3.67%	415,232	313,493	May-23	Investment
	U.S.$ + 1.59%	1.35%	388,912	—	Apr-21	Investment
Perpetual Notes	U.S.$	8.25%	2,631,100	2,040,752	Nov-40	Acquisition
Senior Notes Due 2023	U.S.$	5.00%	569,466	438,985	Mar-23	Acquisition
Senior Notes Due 2027	U.S.$	7.00%	4,379,812	3,234,648	Jan-27	Acquisition
Prepayment	100% Libor + 3.50%	3.75%	27,129	—	Mar-21	Working capital
	100% Libor+ 1%	1.21%	104,318	80,931	Nov-21	Working capital
	100% Libor + 0.76%	2.72%	—	40,474	Oct-20	Working capital
Debentures	106% CDI	2.94%	—	1,727,460	Feb-21	Working capital
Non-convertible debentures	IPCA + 5.57%	2.94%	—	108,133	Sep-20	Investment
	IPCA + 7.14%	8.89%	—	318,412	Dec-20	Investment
	IPCA + 7.48%	12.17%	299,524	286,271	Dec-22	Investment
	IPCA + 7.36%	12.04%	97,956	94,367	Dec-25	Investment
	IPCA + 5.87%	10.49%	890,658	859,996	Dec-23	Investment
	IPCA + 4.33%	8.88%	452,457	431,817	Oct-24	Investment
	IGPM + 6.10%	31.46%	298,706	240,900	May-28	Investment
	100% CDI +0.50%	2.41%	2,007,849	2,015,252	Oct-22	Investment
Working capital	100% CDI – 2.75%	4.70%	100,045	—	Jun-22	Working capital
Promissory Note	100% CDI - 3.00%	4.96%	601,058	—	Apr-21	Investment
	100% CDI - 3.40%	5.36%	520,116	—	Apr-21	Investment
			14,355,785	12,780,749

Total			15,427,227	13,357,050

Current			2,352,057	2,373,199
Non-current			13,075,170	10,983,851

(i)             On February 28, 2019, the Company issued simple unsecured debentures (2nd issue), non-convertible into shares, with a par value of R$32,275, totaling R$1,700,000. On January 16, 2020, these debentures were fully paid in the amount of R$1,735,203 between principal and interest. This amount considers the balance of this debt on December 31, 2019 (R$1,727,460) and the accrual of interest until the early redemption date.

49

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

(ii)  On June 16, 2020, some loans from the Comgás subsidiary were renegotiated and consolidated into a single credit line and contract with BNDES, since such transaction enabled the subsidiary to simplify the contractual structure, extend the amortization period, as well as reducing the cost of debt (R$150 million in the amortization scheduled for 2020), as well as extinction of bank guarantee. The renegotiation generated a financial gain, with no cash effect, of R$20 million, recorded totally in the financial result for the year.

The Company used the annual average rate of the CDI of 1.90% and Long-term Interest Rate (Taxa de Juros de Longo Prazo), or “TJLP,” of 4.55%.

Non-current borrowings are scheduled to fall due as follows:

	Parent Company		Consolidated
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
13 to 24 months	—	566,054	2,605,687	1,058,400
25 to 36 months	—	—	2,039,863	2,526,040
37 to 48 months	—	—	623,971	1,504,498
49 to 60 months	—	—	171,794	463,553
61 to 72 months	—	—	238,050	29,510
73 to 84 months	—	—	4,512,773	233,609
85 to 96 months	—	—	238,095	3,152,892
Thereafter	—	—	2,644,937	2,015,349
	—	566,054	13,075,170	10,983,851

The carrying amounts of loans, borrowings and debentures are denominated in the following currencies:

	Parent Company		Consolidated
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Brazilian reais (BRL)	—	1,727,460	6,251,180	6,437,593
U.S. Dollar (USD)	—	—	8,604,600	6,472,394
British pound (GBP)	—	—	569,352	443,500
Euro (EUR)	—	—	2,095	3,563
	—	1,727,460	15,427,227	13,357,050

50

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

All debts with maturity dates denominated in US dollars are protected against foreign exchange risk through derivatives, except for the perpetual bond (note 5.9).

Below are the movements that occurred for the year ended December 31, 2020:

	Parent Company	Consolidated
On January 1, 2019	—	9,957,138
Raised	1,692,647	4,137,789
Amortization of principal	—	(1,211,991)
Payment of interest	(54,787)	(630,793)
Interest, exchange rate and fair value	89,600	1,104,907
December 31, 2019	1,727,460	13,357,050
Raised	—	2,443,732
Amortization of principal	(1,700,000)	(2,739,416)
Payment of interest	(35,203)	(796,040)
Interest, exchange rate and fair value	7,743	3,161,901
December 31, 2020	—	15,427,227

a)      Guarantees

Until June 2020, financing contracts with the National Bank for Economic and Social Development (“BNDES”), intended for investments, were guaranteed by bank guarantees, according to each contract. On June 16, 2020, such guarantees were replaced by a guaranteed account and settled. (R$ 318,843 on December 31, 2019).

Financing contracts with the European Investment Bank (“EIB”), intended for investments, are guaranteed, according to each contract, by bank guarantee, with an average cost of 1.47%. As of December 31, 2020, the balance of bank guarantees contracted was R$ 133,000 (R$ 213,715 on December 31, 2019).

b)     Available credit line

As of December 31, 2020, the Company had unused credit lines in banks with AA rating, for a total amount of R$250,000 (R$501,000 on December 31, 2019).

The use of these credit lines is subject to certain contractual conditions.

51

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

c)      Financial covenants

Under the terms of the major borrowing facilities, the Company and its subsidiaries are required to comply with the following financial covenants:

Debt	Triggers	Ratios
Debenture 4th Issue – Comgás	Short-term debt (v) / Total debt (v) cannot exceed 0.6	0.26
Debenture 4thto 8th Issue – Comgás	Net debt (i) / EBITDA (iv) cannot exceed 4.00	1.69
BNDES	Net debt (i) / EBITDA (iv) cannot exceed 4.00	1.69
Loan 4131	Net debt (i) / EBITDA (iv) cannot exceed 4.00	1.69
Promissory note	Net debt (i) / EBITDA (iv) cannot exceed 4.00	1.69
Senior Notes 2027	Net debt proforma (ii) and (iii) / EBITDA (iv) not higher than or equal to 3.5	2.55

(i)	Net Debt consists of current and non-current loans and borrowings, net of cash and cash equivalents and derivative assets on debt. Adjusted Net Debt is a non-GAAP measure;

(ii)	Adjusted Net Debt consists of current and non-current debt, net of cash and cash equivalents, derivative assets on debt and included joint ventures. Adjusted Net Debt is a non-GAAP measure;

(iii)

The effects of the recognition of CPC 06 (R2) / IFRS 16 are not considered in the metrics of the financial indexes for the valuation of covenants of this debenture, as provided for in the contract. Pro forma EBITDA considers the Company's consolidated EBITDA plus the proportional participation in Raízen Energia, Raízen Combustíveis and its subsidiaries, an eventual equity in the consolidated calculation, coming from Raízen, is excluded to avoid duplication. Pro forma EBITDA is a non-GAAP measure;

(iv)	Corresponds to the EBITDA accumulated in the last twelve months;

(v)

Short-term debt corresponds to the sum of short-term loans, financing, debentures and leases of the subsidiary Comgás and total debt corresponds to the same short and long-term values, on a consolidated basis (including the net balance of operations derivatives to which Comgás is a party).

52

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Other loans, borrowings and debentures of the Company are not subject to financial covenants.

The loan terms include provisions for cross-default.

As of December 31, 2020, the Company and its subsidiaries were in compliance with all restrictive financial covenants.

d)     Fair value and exposure to financial risk

The fair value of the loans is based on the discounted cash flow using its implicit discount rate. They are classified as a level 2 fair value in the hierarchy (note 5.9) due to the use of unobservable data, including own credit risk.

The details of the Company’s exposure to risks arising from loans are shown in note 22.

5.7 Trade payables

Accounting policy The carrying amounts of trade payables are the same as their fair values, due to their short-term nature. Trade payables are generally paid within 30 days of recognition.

The carrying amounts of suppliers and other accounts payable are the same as their fair values, due to their short-term nature.

	Parent Company		Consolidated
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Materials and service suppliers	4,066	5,175	1,095,051	860,926
Natural gas suppliers	—	—	780,141	815,799
	4,066	5,175	1,875,192	1,676,725

5.8 Preferred shareholders payable in subsidiaries

Accounting Policy:

Financial liabilities are measured at amortized cost, taking into account the outstanding balance of the initial contribution, increased by interest on the principal, less dividends paid.

53

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

On June 27, 2014, Cosan undertook a corporate reorganization, with the creation of the subsidiary (“CIP”), to optimize its capital structure and improve its debt profile. A contribution of R$ 2,000,000 was received, through non-voting preferred shares, from two funds - Multisectoral Investment Fund Plus II (“FIP Multisectorial”) and with the Razac Equity Investment Fund (“FIP Razac”). CIP received from Cosan a 50% interest in the jointly-owned subsidiaries Raízen Energia and Raízen Combustíveis and the contributed commitments were debentures and working capital financing.

The shareholders’ agreement has exit clauses, in which the Company may repurchase these interests and for the reason was recorded a financial liability and amount of R$2,000,000 plus interest minus dividends from Joint Ventures considered as repayments.

The Company will be required to pay investors if they exercise the option to sell the investment in 2021.

Below the obligation movement with preferred shareholders:

January 1, 2019	1,097,490
Dividend distribution	(535,832)
Monetary variation	49,879
December 31, 2019	611,537
Dividend paid	(174,227)
Dividend distribution	(66,559)
Monetary variation	16,293
At December 31, 2020	387,044

5.9 Derivative financial instruments

Accounting policy

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Company designates certain derivatives as either:

54

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

  hedges of the fair value of recognized assets or liabilities or a firm commitment (fair value hedges); or
  hedges of a particular risk associated with the cash flows of recognized assets and liabilities and highly probable forecast transactions (cash flow hedges).

At inception of the hedge relationship, the Company documents the economic relationship between hedging instruments and hedged items including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items. The Company documents its risk management objective and strategy for undertaking its hedge transactions. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognized immediately in profit or loss and are included in other gains/(losses).

The fair values of derivative financial instruments designated in hedge relationships are disclosed below. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months; it is classified as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

The Company makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, of whether the hedging instruments are expected to be highly effective in offsetting the changes in the fair value or cash flows of the respective hedged items attributable to the hedged risk, and whether the actual results of each hedge are within a range of 60% to 140%.

The Company has a portfolio of energy contracts (purchase and sale) aimed at meeting energy supply and demand requirements. There is also a portfolio of contracts that comprises forward positions, generally of short term. For this portfolio there is no purchase commitment with a sale contract.

55

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

The Company has flexibility to manage the contracts in this portfolio in order to obtain gains due to variations in market prices, considering its risk policies and limits. Contracts in this portfolio may be settled in cash or in another financial instrument (for example: by entering into an offset contract with a counterparty; or “undoing its position” of the contract before its exercise or expiration; or shortly after the purchase, making a sale in order to generate profit from short-term fluctuations in the price or gain with resale margin).

These energy purchase and sale transactions are carried out in an active market and meet the definition of financial instruments due to the fact that they are settled in cash and are readily convertible into money. These contracts are accounted for as derivatives and are recognized in the statement of financial position at fair value at the date a derivative contract is entered into and are remeasured to fair value at the end of the reporting period.

Financial assets and financial liabilities are offset, and the net amount presented in the statement of financial position when the Company currently has a legally enforceable right to set off the recognized amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously. The legally enforceable rights must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the company or counterparty.

The fair value of these derivatives is estimated partly based on price quotations published in active markets, to the extent that such observable market data exist, and partly through the use of valuation techniques which consider: (i) prices established in recent purchase and sale transactions, (ii) risk margin in supply, and (iii) forecast market price in the availability period. Whenever the fair value on initial recognition for these contracts differs from the transaction price, a fair vale gain or fair value loss is recognized at the end of the reporting date.

56

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	Notional		Fair value
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Fuel derivative agreements
Forward agreements (i)	13,422	—	(348)	—

Energy derivative agreements
Forward agreements (ii)	1,354,967	—	(189,423)	—

Exchange rate derivatives
Forward agreements	345,144	—	(509)	—

Interest rate and exchange rate risk
Swap agreements (interest rate)	1,170,861	2,633,796	346,488	692,642
Swap agreements (exchange and interest rate)	4,281,071	3,877,328	2,553,383	1,157,952
	5,451,932	6,511,124	2,899,871	1,850,594

Total financial instruments			2,709,591	1,850,594

Assets			3,127,418	1,900,379
Liabilities			(417,827)	(49,785)

(i)	Forward contracts for fuels contracted by the subsidiary Moove, which seek to reduce possible impacts on the price fluctuation of the commodity that can affects our lubricant costs.

(ii)

The subsidiary Compass Gás e Energia has a portfolio of energy contracts (purchase and sale) aimed at meeting demands and offers for consumption or supply of energy. In addition, there is a portfolio of contracts that comprises forward positions, usually short-term. For this portfolio, there is no purchase commitment with a sales contract.

Debt derivative financial instruments are used only for economic hedge purposes and not as speculative investments.

Fair value hedge

The Company adopted the fair value hedge accounting for some its operations that both the hedging instruments and the hedged items are accounted for at fair value through profit or loss.

The effects of the foreign currency-related hedging instruments and interest rate swaps on the Company’s financial position and performance are as follows:

57

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

		Book value		Accumulated fair value adjustment
	Notional	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Loans, financing and debentures

Designated items
Debenture 3rd issue - 3rd series (Comgás)	—	—	(108,133)	575	(14,822)
Debenture 5th issue - single series (Comgás)	684,501	(890,658)	(859,996)	(22,040)	(90,110)
Senior notes 2023 (Cosan Luxembourg)	519,670	(569,466)	(438,985)	(237,050)	(99,541)
Total debt	1,204,171	(1,460,124)	(1,407,114)	(258,515)	(204,473)

Derivative financial instruments
Hedge instruments
Debenture 3rd issue swaps - 3rd series (Comgás)	—	—	24,842	862	5,510
Debenture 5th issue swaps - single series (Comgás)	(684,501)	211,741	175,262	10,731	88,583
Senior swaps notes 2023 (Cosan Luxembourg)	(519,670)	392,899	418,340	(42,532)	128,357
Derivative total	(1,204,171)	604,640	618,444	(30,939)	222,450

Total	—	(855,484)	(788,670)	(289,454)	17,977

There is an economic relationship between the hedged item and the hedge instrument, since the terms of the interest rate and foreign exchange swap correspond to the terms of the fixed rate loan, that is, notional amount, term and payment. The Company established a 1: 1 hedge ratio for hedging relationships, since the underlying risk of the interest rate and exchange rate swap is identical to the hedged risk component. To test the effectiveness of the hedge, the Company uses the discounted cash flow method and compares the changes in the fair value of the hedge instrument with the changes in the fair value of the hedged item attributable to the hedged risk.

5.10 Recognized fair value measurements

Accounting policy

When the fair value of financial assets and liabilities cannot be derived from active markets, their fair value is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but when this is not feasible, a degree of judgment is required in determining fair values. Judgment is required in the determination of inputs such as liquidity risk, credit risk and volatility. Changes in these variables could affect the reported fair value of financial instruments.

58

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Specific valuation techniques used to value financial instruments include:

  the use of quoted market prices;
  for swaps we use the present value of the estimated future cash flows based on observable market curves; and
  for other financial instruments we analyze discounted cash flow.

All estimates resulting from fair value are included in Level 2, when the fair values have been determined based on present values and the discount rates used have been adjusted to counterparty risk or own risk.

The Company has an established control framework with respect to the measurement of fair values.

Management regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the treasury assesses the evidence obtained from the third parties to support the conclusion that these valuations meet the requirements of Company’s policy, including the level in the fair value hierarchy in which the valuations should be classified.

Significant valuation issues are reported to the Board. When measuring the fair value of an asset or a liability, the Company uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

  Level 1: inputs represent unadjusted quoted prices for identical instruments exchanged in active markets.
  Level 2: inputs include directly or indirectly observable inputs (other than Level 1inputs) such as quoted prices for similar financial instruments exchanged in active markets, quoted prices for identical or similar financial instruments exchanged in inactive markets and other market observable inputs. The fair value of the majority of the Company’s investments in securities, derivative contracts and bonds.

59

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

  Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs). Management is required to use its own assumptions regarding unobservable inputs as there is little, if any, market activity in these instruments or related observable inputs that can be corroborated at the measurement date.

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The market value of the Senior Notes are listed on the Luxembourg Stock Exchange (Note 5.5) is based on their quoted market price are as follows:

	Company	December 31, 2020	December 31, 2019
Senior notes 2023	Cosan Luxembourg	101.02%	101.46%
Senior notes 2027	Cosan Luxembourg	108.20%	109.18%
Perpetual notes	Cosan Luxembourg	102.88%	104.06%

All of the resulting fair value estimates are included in level 2 except for a contingent consideration payable where the fair values have been determined based on present values and the discount rates used were adjusted for counterparty or own credit risk.

60

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

The carrying amounts and fair value of financial assets and financial liabilities are as follows:

		Carrying amount		Assets and liabilities measured at fair value
		December 31, 2020	December 31, 2019	December 31, 2020			December 31, 2019
Assets	Note			Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Investment funds	5.1	2,154,257	3,277,789	—	2,154,257	—	—	3,277,789	—
Marketable securities	5.2	2,271,570	1,363,048	—	2,271,570	—	—	1,363,048	—
Other financial assets		848,821	843,420	848,821	—	—	843,420	—	—
Derivate financial instruments	5.9	3,127,418	1,900,379	—	3,127,418	—	—	1,900,379	—
Total		8,402,066	7,384,636	848,821	7,553,245	—	843,420	6,541,216	—

Liabilities
Loans, borrowings and debentures	5.6	(6,837,028)	(5,359,298)	—	(6,837,028)	—	—	(5,359,298)	—
Consideration payable (i)		(224,787)	(184,370)	—	(224,787)	—	—	(184,370)	—
Derivative financial instruments	5.9	(417,827)	(49,785)	—	(417,827)	—	—	(49,785)	—
Total		(7,479,642)	(5,593,453)	—	(7,479,642)	—	—	(5,593,453)	—

(i)	Composed of: (i) consideration payable related to the intangible asset of the contract with ExxonMobil in the amount of R$188,941; and (ii) variable contingent consideration payable of R$35,846, which considers the present value of the expected payment discounted, using a risk-adjusted discount rate.

6 Other tax receivables

Accounting policy

Tax assets primarily include (i) tax effects which are recognized in the consolidated statement of profit or loss when the asset is sold to a third-party or recovered through amortization of the asset's remaining economic life; and (ii) income tax receivables that are expected to be recovered either as refunds from taxing authorities or as a reduction to future tax obligations.

	Parent Company		Consolidated
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
COFINS - Revenue tax	26,952	24,695	322,500	452,411
ICMS - State VAT	—	—	159,299	79,307
ICMS CIAP - State VAT	—	—	17,763	12,514
PIS - Revenue tax	2,785	8,597	20,071	55,360
Credit installment	42,138	41,516	42,138	41,516
Other	1,165	15	39,933	25,000
	73,040	74,823	601,704	666,108

Current	35,507	33,307	434,480	602,927
Non-current	37,533	41,516	167,224	63,181

61

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

7 Inventories

Accounting policy

Inventories are stated at the lower of cost and net realizable value (it is the estimated selling price in the normal course of business, less estimated completion costs and estimated costs necessary to make the sale). The cost of finished and under construction products comprises direct materials, direct labor and an adequate proportion of variable and fixed overheads, the latter being allocated based on normal operational capacity. Costs are assigned to individual inventory items based on weighted average costs.

The provision for obsolete inventories is made for the risks associated with the realization and sale of inventories due to obsolescence and measured at the net realizable value or the cost, whichever is less.

	Consolidated
	December 31, 2020	December 31, 2019
Finished goods	545,529	433,023
Raw material for construction process	118,319	86,271
Warehouse and other	22,052	19,503
	685,900	538,797

The balances are responsible for the provision of obsolete inventories in the amount of R$ 17,449 as of December 31, 2020 (R$ 8,295 as of December 31, 2019).

8 Investments in associates

8.1 Investments in subsidiaries and associates

Accounting policy

a)      Subsidiaries

Subsidiaries are all entities over which the Company has control. Subsidiaries are fully consolidated from the date of acquisition of control and continue to be consolidated until the date that control ceases to exist. They are deconsolidated from the date that control ceases.

62

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

The financial statements of subsidiaries are prepared for the same reporting period as that of the parent company, using consistent accounting policies. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

All intra-group transactions between members of the Company are fully eliminated on consolidation. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are similarly eliminated, but only to the extent that there is no evidence of impairment.

b)     Associates

Associates are those entities in which the Company has significant influence, but not control or joint control, over financial and operating policies.

Intragroup balances and transactions, and any unrealized income or expenses arising from intragroup transactions, are eliminated in the preparation of the consolidated financial statements.

Under the equity method, the interest of associates attributable to the Company in profit or loss for the period of such investments is recorded in the income statement under “Equity income.” Unrealized gains and losses arising from transactions between the Company and the investees are eliminated based on the interest percentage of these investees. Other comprehensive income of subsidiaries, affiliates and jointly controlled entities is recorded directly in the Company's shareholders' equity under “Other comprehensive income.”

63

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Cosan’s subsidiaries are listed below:

	December 31, 2020	December 31, 2019
Directly owned subsidiaries
Companhia de Gás de São Paulo – Comgás (i)	—	99.15%
Compass Gás e Energia (i)	99.01%	—
Cosan Lubes Investments Limited (CLI) (ii)	70.00%	70.00%
Cosan Cayman II Limited	100.00%	100.00%
Cosan Global Limited	100.00%	100.00%
Cosan Investimentos e Participações S.A.	100.00%	100.00%
Cosan Luxembourg S.A. (iii)	100.00%	100.00%
Cosan Overseas Limited	100.00%	100.00%
Pasadena Empreendimentos e Participações S.A.	100.00%	100.00%
Payly Soluções de Pagamentos S.A.	75.00%	75.00%
Rumo S.A.	2.16%	1.71%
Cosan Logística S.A.	0.10%	0.10%

Interest of Cosan Lubes Investments Limited in its subsidiaries
Moove Lubricants Limited	100.00%	100.00%
Cosan Cinco S.A.	100.00%	100.00%
Airport Energy Limited	100.00%	100.00%
Airport Energy Services Limited	100.00%	100.00%
Wessesx Petroleum Limited	100.00%	100.00%
Stanbridge Group Limited	100.00%	100.00%
Cosan Lubricants España S.L.U.	100.00%	100.00%
Techniques ET Technologies Appliquees SAS	75.00%	75.00%
Cosan Lubrificantes S.R.L.	98.00%	98.00%
Lubrigrupo II - Comércio e Distribuição	100.00%	100.00%
de Lubrificantes SA	100.00%	100.00%
Comma Oil & Chemicals Marketing SRL	100.00%	100.00%
Comma Otomotiv Yag Ve Kimyasallari	100.00%	100.00%
Pazarlama Limited Sirketi	100.00%	100.00%
Comma Oil & Chemicals Marketing B	100.00%	100.00%
Commercial Lubricants Moove Corp	100.00%	100.00%

64

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

(i)	In January 2020, the Company contributed the investment it had in Comgás in the form of a capital injection in Compass Gás e Energia as detailed in note 1.

(ii)	On March 31, 2020, Cosan Lubes Investments Limited (“CLI”) received R$ 65,478 due to the satisfaction of conditions precedent on December 31, 2019, as a result and pursuant to the terms of the investment agreement between the CLI and CVC Fund VII (“CVC”).

(iii)	Management concluded that there are no material uncertainties that put the subsidiaries' operational continuity in doubt. Despite presenting on December 31, 2020 a combined investment amount with an unsecured liability of R$458,852, as shown below, no events or conditions were identified that, individually or collectively, could raise significant doubts as to the ability to maintain their continuity operational. The subsidiaries have the financial support of the Company.

Below are investments in subsidiaries and associates that are material for the Company on December 31.2020:

a)      Parent company

	Shares issued by the associate	Shares held by Cosan	Cosan ownership interest	Economic benefit (%)
Compass Gás e Energia	628,487,690	623,084,911	99.01%	99.01%
Cosan Global Limited	1	1	100.00%	100.00%
Cosan Investimentos e Participações S.A.	3,778,868,643	3,778,868,643	100.00%	100.00%
Cosan Luxemburgo S.A.	500,000	500,000	100.00%	100.00%
Radar II Propriedades Agrícolas S.A.	81,440,221	24,920,708	51.00%	3.00%
Radar Propriedades Agrícolas S.A.	1,735,703	531,125	51.00%	2.51%
Tellus Brasil Participações S.A.	120,920,492	61,359,624	50.74%	5.00%
Janus Brasil Participações S.A.	207,712,545	105,461,644	50.77%	5.00%
Cosan Lubes Investiment	34,963,764	24,474,635	70.00%	70.00%
Payly Soluções de Pagamentos S.A.	71,527,201	53,646,401	75.00%	75.00%
Pasadena Empreendimentos e Participações S.A.	32,752,251	32,751,751	99.99%	99.99%

65

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	At January 1, 2020	Interest in earnings of subsidiaries	Sales or purchase of interests	Other comprehensive income	Dividends	Capital increase (reduction)	Other	Overdraft liability reclassification	At December 31, 2019
Comgás	2,861,936	—	—	—	—	(2,861,936)	—	—	—
Cosan Global	103,989	28,907	—	—	—	—	—	—	132,896
Compass Gás e Energia	—	923,415	44,569	58,707	(598,689)	2,861,936	(1,621)	—	3,288,317
Cosan Investimentos e Participações S.A.	5,849,473	599,038	—	(69,948)	(367,543)	—	—	(174,227)	5,836,793
Cosan Lubes Investiment	1,104,567	104,352	—	155,689	—	—	—	—	1,364,608
Payly Soluções de Pagamento	7,075	(18,004)	—	—	—	20,000	—	—	9,071
Radar II Propriedades Agrícolas S.A.	31,980	1,747	—	45	(563)	—	—	—	33,209
Radar Propriedades Agrícolas S.A.	59,880	3,512	—	232	(1,233)	—	—	—	62,391
Tellus Brasil Participações S.A.	102,339	6,883	—	—	(3,560)	—	—	—	105,662
Pasadena Empreendimentos e Participações S.A.	555	(82)	—	—	—	—	—	—	473
Janus Brasil Participações S.A.	126,086	7,591	—	—	(3,909)	1,132	—	—	130,900
Other	51,785	(2,305)	—	12,770	—	10	—	—	62,260
Total investments in associates	10,299,665	1,655,054	44,569	157,495	(975,497)	21,142	(1,621)	(174,227)	11,026,580

Compass Gás e Energia	(1,621)	—	—	—	—	—	1,621	—	—
Cosan Luxemburg S.A.	(151,206)	(307,646)	—	—	—	—	—	—	(458,852)
Total investments in capital deficiency	(152,827)	(307,646)	—	—	—	—	1,621	—	(458,852)

Total	10,146,838	1,347,408	44,569	157,495	(975,497)	21,142	—	(174,227)	10,567,728

66

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	At January 1, 2019	Interest in earnings (losses) of subsidiaries	Sales or purchase of interests	Other comprehensive income	Dividends	Capital increase (reduction)	Other	Overdraft liability reclassification	At December 31, 2019
Comgás	4,175,505	1,252,024	972,998	(70,804)	(1,982,865)	(1,487,105)	2,183	—	2,861,936
Cosan Global Limited	98,020	5,969	—	—	—	—	—	—	103,989
Cosan Investimentos e Participações S.A.	6,184,279	1,167,734	—	(197,241)	(769,168)	—	(536,131)	—	5,849,473
Cosan Lubrificantes e Especialidades	841,222	8,381	—	11,009	—	—	(860,612)	—	—
Cosan Lubes Investiment	54,365	38,879	141,568	12,754	—	—	857,001	—	1,104,567
Radar II Propriedades Agrícolas S.A.	32,237	1,532	—	27	(1,816)	—	—	—	31,980
Radar Propriedades Agrícolas S.A.	59,585	1,494	—	142	(1,341)	—	—	—	59,880
Tellus Brasil Participações S.A.	101,109	4,664	—	—	(3,434)	—	—	—	102,339
Usina Santa Luiza S.A.	29,209	—	—	—	—	—	(29,209)	—	—
Janus Brasil Participações S.A.	93,821	5,212	—	—	(4,060)	31,113	—	—	126,086
Pasadena Empreendimentos e Participações S.A.	—	—	—	—	—	7,457	—	(6,902)	555
Compass Gás e Energia	105	(1,726)	—	—	—	—	—	1,621	—
Other	41,783	(17,511)	5,515	9,394	—	11,068	8,611	—	58,860
Total investments in associates	11,711,240	2,466,652	1,120,081	(234,719)	(2,762,684)	(1,437,467)	(558,157)	(5,281)	10,299,665

Cosan Biomassa	(41,816)	(14,303)	—	—	—	—	56,119	—	—
Compass Gás e Energia	—	—	—	—	—	—	—	(1,621)	(1,621)
Cosan Luxemburgo	(26,652)	(124,554)	—	—	—	—	—	—	(151,206)
Pasadena Empreendimentos e Participações S.A.	(6,805)	(97)	—	—	—	—	—	6,902	—
Total investments in capital deficiency	(75,273)	(138,954)	—	—	—	—	56,119	5,281	(152,827)

Total	11,635,967	2,327,698	1,120,081	(234,719)	(2,762,684)	(1,437,467)	(502,038)	—	10,146,838

67

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Financial information of the subsidiaries and associates:

	December 31, 2020				December 31, 2019
	Assets	Liabilities	Shareholders' equity	Profit or (loss) in the year	Assets	Liabilities	Shareholders' equity	Profit or (loss) in the year
Cosan Lubes Investiment	2,941,839	(992,338)	1,949,501	149,446	2,401,250	(813,554)	1,587,696	59,807
Radar Propriedades Agrícolas S.A.	2,384,480	(334,962)	2,049,518	139,781	2,259,400	(309,909)	1,949,491	58,709
Radar II Propriedades Agrícolas S.A.	863,911	(947)	862,964	58,239	821,183	(19)	821,164	50,920
Comgás	14,081,346	(11,204,749)	2,876,597	1,070,148	12,038,100	(9,151,581)	2,886,519	1,292,647
Cosan Investimentos e Participações S.A.	5,986,962	(408)	5,986,554	599,038	5,849,676	(203)	5,849,473	1,167,734
Cosan Luxembourg S.A.	4,490,706	(4,949,558)	(458,852)	(307,646)	3,528,785	(3,383,569)	145,216	(118,566)
Cosan Global	132,896	—	132,896	28,907	103,989	—	103,989	5,965
Tellus Brasil Participações Ltda	2,235,872	(169,779)	2,066,093	134,441	2,137,559	(136,375)	2,001,184	91,431
Janus Brasil Participações S.A.	2,764,440	(197,906)	2,566,534	143,432	2,632,321	(160,167)	2,472,154	97,652
Compass Gás e Energia	3,342,271	(21,076)	3,321,195	931,265	993	(2,614)	(1,621)	(2,614)

a)      Consolidated

	Shares issued by the associate	Shares held by Cosan	Cosan ownership interest	Economic benefit (%) (i)
Radar II Propriedades Agrícolas S.A.	81,440,222	24,920,708	51.00%	3.00%
Radar Propriedades Agrícolas S.A.	1,735,703	531,125	51.00%	2.51%
Tellus Brasil Participações S.A.	120,920,492	61,359,624	50.74%	5.00%
Janus Brasil Participações S.A.	136,928,272	69,361,678	50.77%	5.00%

(i)  The Company has no significant influence, justifying the criteria to define the measurement of the retained portion of the investment using the equity method, in accordance with IAS 28, although it does not consolidate due to the shareholders agreement that inhibits its taking of decision.

68

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	At January 1, 2020	Interest in earnings of subsidiaries	Sales or purchase of interests	Other comprehensive income	Dividends	Increase/reduction of capital	Other	At December 31, 2019
Tellus Brasil Participações S.A.	102,342	6,883	—	—	(3,560)	—	—	105,665
Janus Brasil Participações S.A.	126,087	7,591	—	—	(3,909)	1,132	—	130,901
Radar Propriedades Agrícolas S.A	59,861	3,512	—	232	(1,233)	—	—	62,372
Radar II Propriedades Agrícolas S.A	31,976	1,747	—	45	(563)	—	—	33,205
Other	5,429	(4,019)	—	(37)	—	10	179	1,562
	325,695	15,714	—	240	(9,265)	1,142	179	333,705

	At January 1, 2019	Interest in earnings of subsidiaries	Sales or purchase of interests	Other comprehensive income	Dividends	Increase/reduction of capital	Other	At December 31, 2019
Tellus Brasil Participações S.A.	101,109	4,667	—	—	(3,434)	—	—	102,342
Novvi Limited Liability Company	13,449	168	—	(136)	—	—	(13,481)	—
Janus Brasil Participações S.A.	93,821	5,213	—	—	(4,060)	31,113	—	126,087
Radar Propriedades Agrícolas S.A	59,585	1,475	—	142	(1,341)	—	—	59,861
Radar II Propriedades Agrícolas S.A	32,237	1,528	—	27	(1,816)	—	—	31,976
Usina Santa Luiza S.A.	29,209	(29,209)	—	—	—	—	—	—
Other	5,108	(4,486)	5,655	—	—	(925)	77	5,429
	334,518	(20,644)	5,655	33	(10,651)	30,188	(13,404)	325,695

Financial information of the subsidiaries and associates:

	December 31, 2020				December 31, 2019
	Assets	Liabilities	Shareholders’ equity	Profit in the year	Assets	Liabilities	Shareholders’ equity	Profit in the year
Radar Propriedades Agrícolas S.A.	2,384,480	(334,962)	2,049,518	139,781	2,259,400	(309,909)	1,949,491	58,709
Radar II Propriedades Agrícolas S.A.	863,911	(947)	862,964	58,239	821,183	(19)	821,164	50,920
Tellus Brasil Participações Ltda	2,235,872	(169,779)	2,066,093	134,441	2,137,559	(136,375)	2,001,184	91,431
Janus Brasil Participações S.A.	2,764,440	(197,906)	2,566,534	143,432	2,632,321	(160,167)	2,472,154	97,652

69

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

8.2 Acquisition of subsidiaries

Accounting policy

Business combinations are accounted for using the acquisition method. The consideration transferred in the acquisition is generally measured at fair value, as well as the identifiable net assets acquired and liabilities assumed. Any goodwill that arises is tested for impairment annually. Transaction costs are recorded as incurred in the income statement, except if related to the issuance of debt or equity.

For each business combination, the Company chooses to measure any non-controlling interests in the acquisition:

  at fair value; or
  in its proportionate share of the acquirer's identifiable net assets, which are generally at fair value.

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. These amounts are generally recognized in the income statement.

Contingent consideration depends on whether an acquired business achieves goals within a fixed period. Estimates of future performance are required to calculate obligations at the time of acquisition and on each subsequent reporting date. In addition, estimates are necessary to assess the assets and liabilities acquired in business combinations. Intangible assets, such as brands, are commonly an essential part of an acquired business, as they allow us to obtain more value than would otherwise be possible.

Measurement of fair values

In measuring fair values, valuation techniques were used considering market prices for similar items, discounted cash flow, among others.

Since it is a preliminary measurement of fair value, if new information obtained within one year, counting from the acquisition date, about the facts and circumstances that existed on the acquisition date, indicate adjustments in the values mentioned above, or any additional provision that existed on the acquisition date, the acquisition accounting will be revisited. Management's expectation is that only measurements of intangibles could have any impact in relation to this preliminary assessment.

On January 30, 2020, the subsidiary Cosan completed the acquisition of 100% of the capital of the following companies:

70

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Acquired name	Description of the operation
Compass Comercializadora de Energia Ltda	Natural gas and electricity trading
Compass Geração Ltda	Natural gas and electricity trading
Compass Energia Ltda	No operation
Black River Participações Ltda	No operation

Accurate and reliable estimates of the purchase price were made to determine the amount of goodwill paid on the transaction. Goodwill is the difference between the value of the net assets acquired and the price paid for the shares.

The Company, through independent consultants, estimated the fair value of all assets and liabilities of the acquisition date, including fixed assets, customer portfolios, brands and, possibly long-term loans. No material differences were identified between fair value and book value, and the net price paid was fully allocated to goodwill.

The balances of the acquired entities comprise assets and liabilities measured at fair value and, therefore, no adjustments to fair value and accounting policies were made.

a)      Identifiable assets acquired and liabilities assumed

The fair value of the assets and liabilities acquired is shown below:

	Compass Comercializadora	Compass Geração	Compass Energia	Total
Cash and cash equivalents	4,539	177	37	4,753
Trade receivables	12,384	149,163	-	161,547
Advance of suppliers	15	-	-	15
Other current tax receivable	134	89	31	254
Derivative financial instruments	1,377	-	-	1,377
Investments in associates	9	28	-	37
Property, plant and equipment	69	-	-	69
Trade payables	(13,585)	(83,669)	-	(97,254)
Other taxes payable	-	(162)	-	(162)
Other current liabilities	(97)	-	-	(97)
Other financial liabilities	-	(48.007)	-	(48,007)
Dividends payable	-	(508)	-	(508)
Payables to related parties	-	(17,063)	-	(17,063)
Deferred tax liabilities	(468)	-	-	(468)
Total identifiable assets, net	4,377	48	68	4,493

71

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

b)     Goodwill

The fair value on the date of acquisition of goodwill consisted of the following:

Total
Consideration transferred (i)	99,385
Total net assets acquired and liabilities assumed at fair value	4,493
Goodwill	94,892

(i)                   Consideration transferred net of acquired cash R$ 94,631.

Information obtained about facts and circumstances existing on the acquisition date may result in adjustments to the allocation of goodwill. The goodwill of R$94,892 comprises the amount of future economic benefits from the acquisition.

Goodwill represents the portion of the purchase price greater than the sum of the net fair value of all assets acquired in the acquisition and liabilities assumed in the process. The useful life of the goodwill is indefinite and the balance of this asset is evaluated annually by the Company, or when there is an indication of impairment, using the discounted cash flow method.

	Nature	Evaluation methodology	Fair value	Useful life
Goodwill	Represent the portion of the purchase price that is higher than the sum of the net fair value of all of the assets purchased in the acquisition and the liabilities assumed in the process.	Discounted cash flow	94,892	Indefinite

If the acquired subsidiaries had been consolidated since January 1, 2020, the consolidated statement of income for the year ended December 31, 2020 would have net income of R$13,660,394 and net profit of R$903,166.

72

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

8.3 Non-controlling interests in subsidiaries

Accounting Policy:

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions - that is, as transactions with owners in the capacity of owners.

The following table summarizes the information relating to each of the Company’s subsidiary in which non-controlling shareholders hold significant interest. The amounts disclosed for each subsidiary are before inter-company elimination.

	Shares issued by the subsidiary	Shares held by non-controlling shareholders	Non-controlling interest
Compass Gás e Energia	628,487,690	5,402,779	0.99%
Comgás	132,520,587	1,124,363	0.85%
Cosan Lubes	34,963,764	10,489,129	30.00%
Payly	44,861,170	11,215,293	25.00%
TTA	10,521	2,630	25.00%

The following table summarizes the information relating to each of the Company’s subsidiaries that has material non-controlling interests, before any intra-group elimination.

73

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	At January 1, 2020	Interest in earnings of subsidiaries	Sales or purchase of interests	Other comprehensive income	Dividends	New standards adopted by the Company - Note 3.3	Capital increase	Other	At December 31, 2019	Equity income on December 31, 2020
Comgás	24,569	9,200	—	484	(9,535)	—	—	11	24,729	24,729
Compass Gás e Energia (i)	—	7,848	30,431	552	(5,986)	—	—	35	32,880	32,880
Cosan Lubes	470,497	44,816	—	66,970	—	—	—	—	582,283	582,283
TTA	10,057	1,694	—	4,083	—	—	—	—	15,834	15,834
Payly	2,359	(6,602)	—	—	—	—	6,666	—	2,423	2,423
	507,482	56,956	30,431	72,089	(15,521)	—	6,666	46	658,149	658,149

	At January 1, 2019	Interest in earnings of subsidiaries	Sales or purchase of interests	Other comprehensive income	Dividends	Capital increase / (decrease)	Business combination	Other	At December 31, 2019
Comgás	987,358	40,456	(972,988)	(560)	(16,969)	(12,728)	—	—	24,569
CLI	—	18,715	451,267	515	—	—	—	—	470,497
TTA	7,060	2,131	—	866	—	—	—	—	10,057
Payly	—	(3,432)	5,002	—	—	789	—	—	2,359
	994,418	57,870	(516,719)	821	(16,969)	(11,939)	—	—	507,482

74

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Summary financial position:

	Compass		Comgás		CLI		TTA		Payly
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Current
Assets	397,678	4	4,225,788	2,792,056	1,047,938	798,872	113,931	76,511	21,309	5,940
Liabilities	(21,076)	(2,614)	(3,610,144)	(2,807,891)	(616,427)	(349,790)	(58,959)	(41,739)	(16,697)	(5,949)
Net current assets	376,602	(2,610)	615,644	(15,835)	431,511	449,082	54,972	34,772	4,612	(9)

Non-current
Assets	2,944,593	989	9,855,557	9,246,044	1,893,901	1,602,378	51,516	13,692	5,081	9,442
Liabilities	—	—	(7,594,604)	(6,343,690)	(360,077)	(463,764)	(9,727)	(8,237)	—	—
Net non-current assets	2,944,593	989	2,260,953	2,902,354	1,533,824	1,138,614	41,789	5,455	5,081	9,442

Equity	3,321,195	(1,621)	2,876,597	2,886,519	1,965,335	1,587,696	96,761	40,227	9,693	9,433

Summary income statement and other comprehensive income:

	Compass		Comgás		CLI		TTA		Payly
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Net sales	—	—	8,317,691	9,514,222	1,911,541	1,746,727	308,597	231,069	42	6
Profit before taxes	920,426	—	1,597,960	1,881,036	150,930	74,982	11,523	14,369	(26,406)	(31,630)
Income tax expenses	10,839	—	(527,812)	(588,389)	(1,484)	(15,175)	(4,745)	(4,789)	—	(1,281)
Profit for the year	931,265	—	1,070,148	1,292,647	149,446	59,807	6,778	9,580	(26,406)	(32,911)
Other comprehensive income (loss)	—	—	—	—	—	—	—	(390)	—	—
Total comprehensive income	931,265	—	1,070,148	1,292,647	149,446	59,807	6,778	9,190	(26,406)	(32,911)

Comprehensive income attributable to non-controlling interests	9,220	—	9,080	10,967	44,834	17,942	1,694	2,298	(6,602)	(8,228)
Dividends paid	600,000	—	1,135,669	2,010,101	—	—	—	—	—	—

75

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Summary cash flow statement:

	Compass		Comgás		CLI		TTA		Payly
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Net cash (used in) generated operating activities	(18,045)	4	2,111,551	2,512,303	71,654	82,946	11,050	4,032	3,741	(28,765)
Net cash generated (used in) investing activities	776,872	—	(1,768,298)	202,037	(38,910)	(10,140)	(370)	4,048	(6,527)	(7,849)
Net cash (used in) generated financing activities	(525,030)	—	198,890	(2,233,548)	14,874	291,898	(4,636)	(3,840)	16,666	40,965
Increase cash and cash equivalents	233,797	4	542,143	480,792	47,618	364,704	6,044	4,240	13,880	4,351

Cash and cash equivalents at the beginning of year	4	—	1,083,410	602,618	319,733	—	19,425	13,534	4,351	—
Effect of exchange rate fluctuations on cash held	(982)	—	(15,005)	—	125,268	(44,971)	7,710	1,651	(176)	—
Cash and cash equivalents at the end of year	232,819	4	1,610,548	1,083,410	492,619	319,733	33,179	19,425	18,055	4,351

(i)                On January 30, 2020, a capital increase was made at Compass Gás e Energia, through the subscription of 6,222,650 registered shares in favor of non-controlling shareholders, totaling a total amount of R$ 75,000 (equivalent to 0,99% of the share capital of Compass Gás e Energia), generating adjustment of R$44,569 in the investment amount held by Cosan S.A., due to the change in the percentage of equity interest.

76

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

9 Investments in joint ventures

Accounting policy

The Company entered into an agreement to form two joint ventures, accounting for 50% of the economic benefits of the companies.

Cosan holds joint-control of Raízen Combustíveis and Raízen Energia by virtue of its 50% equity interest in both companies and the requirement of unanimous consent of all shareholders on the decisions related to significant activities. Investments were classified as jointly-owned subsidiaries and, therefore, the equity method is used for the years presented in these consolidated financial statements.

The two partners have direct rights over the assets of the company and are jointly and severally accountable for the liabilities incurred by the partnership.

Changes to investments in joint ventures were as follows:

	Raízen Combustíveis S.A.	Raízen Energia S.A.	Total
Shares issued by the joint venture	1,661,418,472	7,243,283,198
Shares held by Cosan	830,709,236	3,621,641,599
Cosan ownership interest	50%	50%

At January 1, 2019	3,104,613	4,973,294	8,077,907
Interest in earnings of joint ventures	1,223,557	(92,151)	1,131,406
Other comprehensive (losses) income	(4,770)	(192,470)	(197,240)
Interest on capital	(63,500)	—	(63,500)
Dividends	(1,047,299)	(352,314)	(1,399,613)
At January 1, 2020	3,212,601	4,336,359	7,548,960
Interest in earnings of joint ventures	332,240	250,761	583,001
Other comprehensive (losses) income	376,053	(446,001)	(69,948)
Interest on capital (i)	(73,388)	—	(73,388)
Dividends	—	(417)	(417)
At December 31, 2020	3,847,506	4,140,702	7,988,208

(i)                  Amount proposed but not paid in the period.

77

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

According to the terms of the Joint Ventures, Cosan is responsible for legal proceedings that existed before the formation of Raízen, net of judicial deposits on April 1, 2011, as well as tax installments under the terms of the tax amnesty and Refinancing Program, or “REFIS,” recorded in “Other taxes payable.” In addition, Cosan granted Raizen access to a credit line (stand-by) in the amount of U.S.$350,000 thousand, unused on December 31, 2020.

The statement of financial position and statement of profit or loss of the joint ventures are disclosed in Note 4 – Segment information.

As of December 31, 2020, the Company was in compliance with the covenants of the contracts that govern the respective joint ventures.

10 Property, plant and equipment, intangible assets, goodwill and contract asset

Accounting policy

Impairment

The recoverable amount is determined based on calculations of the value in use, using the discounted cash flow determined by Management based on budgets that take into account the assumptions related to each business, using information available in the market and previous performance. Discounted cash flows were drawn up over a ten-year period and carried forward in perpetuity without considering a real growth rate. Management uses periods greater than five years in the preparation of discounted cash flows considering that reflects the estimated time of use of the asset and business groups.

The Company performs annually a review of impairment indicators for intangible assets with defined useful lives, property, plant and equipment and right-of-use assets. Also, an impairment test is undertaken for goodwill and intangible assets with indefinite useful lives. Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use.

78

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Assumptions used in discounted cash flow projections – estimates of future business performance, cash generation, long term growth (ten years for all subsidiaries, except for Comgás that consider the remaining period of their concession contracts) and discount rates are used in our assessment of impairment of assets at the statement of financial position date. No reasonably plausible change to a key assumption would cause harm. The main assumptions used to determine the recoverable value of the different cash-generating units to which goodwill is allocated are explained below.

10.1 Property, plant and equipment

Accounting policy

Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses.

Subsequent expenditure is capitalized only when it is probable that the future economic benefits associated with the expenditure will flow to the Company. Ongoing repairs and maintenance are expensed as incurred.

Items of property, plant and equipment are depreciated from the date they are available for use or, in respect of constructed assets, from the date that the asset is completed and ready for use.

Depreciation is calculated on the carrying value of property, plant and equipment less their estimated residual values using the straight-line basis over their estimated useful lives, recognized in profit or loss, unless it is capitalized as part of the cost of another asset. Land is not depreciated.

Depreciation methods, such as useful lives and residual values, are reviewed at the end of each year, or when there is a significant change without an expected consumption pattern, such as a relevant incident and technical obsolescence. Any adjustments are recognized as changes in accounting estimates, if appropriate.

79

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings and improvements	4% to 5%
Machinery, equipment and facilities	8% to 11%
Airplanes, vessels and vehicles	10% to 20%
Furniture and fixtures	10% to 15%
Computer equipment	20%

80

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

a)      Reconciliation of carrying amount

	Consolidated					Parent Company
	Land, buildings and improvements	Machinery, equipment and facilities	Construction in progress	Other	Total	Total
Cost
At January 1, 2019	274,974	242,699	55,090	129,321	702,084	85,794
Additions	121	1,445	31,939	1,887	35,392	3,116
Disposals	(2,464)	(20,998)	(1,080)	(22,598)	(47,140)	(19,384)
Transfers (iii)	16,189	43,781	(57,406)	(9,163)	(6,599)	1,655
Effect of exchange rate fluctuations	3,884	2,967	1,619	839	9,309	—
Discontinued operation	(59,917)	(68,107)	—	(3,216)	(131,240)	—
At December 31, 2019	232,787	201,787	30,162	97,070	561,806	71,181
Additions	—	1,669	52,713	1,048	55,430	10,480
Business combinations (ii)	(64)	(2,113)	—	(3,023)	(5,200)	(132)
Transfers (iii)	8,785	58,065	(30,092)	23,521	60,279	—
Effect of exchange rate fluctuations	20,934	30,444	640	17,235	69,253	—
At December 31, 2020	262,442	289,852	53,423	135,851	741,568	81,529

Depreciation
At January 1, 2019	(65,685)	(97,322)	—	(40,664)	(203,671)	(19,143)
Additions	(13,326)	(28,193)	—	(12,314)	(53,833)	(7,569)
Disposals	—	19,820	—	18,074	37,894	12,790
Transfers (iii)	(511)	(9,006)	—	10,070	553	57
Effect of exchange rate fluctuations	(553)	(774)	—	(676)	(2,003)	—
Discontinued operation	9,478	27,194	—	2,619	39,291	—
At December 31, 2019	(70,597)	(88,281)	—	(22,891)	(181,769)	(13,865)
Additions	(16,001)	(21,601)	—	(12,112)	(49,714)	(6,241)
Disposals	7	1,188	—	2,367	3,562	36
Transfers (iii)	(7,333)	(38,107)	—	(18,299)	(63,739)	—
Effect of exchange rate fluctuations	(8,032)	(15,636)	—	(9,244)	(32,912)	—
At December 31, 2020	(101,956)	(162,437)	—	(60,179)	(324,572)	(20,070)

At December 31, 2019	162,190	113,506	30,162	74,179	380,037	57,316
At December 31, 2020	160,486	127,415	53,423	75,672	416,996	61,459

(i)            For more details, see note 8.2.

(ii)            Refers to transfers of property, plant and equipment as a result of the capitalization of those assets.

81

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

10.2 Intangible assets and goodwill

Accounting policy

a)      Goodwill

Goodwill is initially recognized based on the accounting policy for business combinations (see Note 8.2). Goodwill is measured at cost less accumulated impairment losses.

Goodwill acquired in a business combination is allocated to the Company’s CGUs, or groups of CGUs, that are expected to benefit from the synergies of the combination.

b)      Other intangible assets

Other intangible assets that are acquired by the Company and have a finite life are measured at cost less accumulated amortization and any accumulated impairment losses.

c)      Customer relationships

Costs incurred on development of gas systems for new clients (including pipelines, valves, and general equipment) are recognized as intangible assets and amortized over the contract period.

d)      Concession rights agreement

The subsidiary Comgás has a public concession agreement for a gas distribution service in which the Concession Authority controls what services will be provided and the price, as well it holds a significant participation in the infrastructure at the end of the concession. This concession agreement represents the right to charge users for gas supply during the term of the agreement. Accordingly, the Company recognizes this right as an intangible asset.

82

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

The acquired or constructed assets underlying the concession necessary for the distribution of gas, which is being depreciated to match the period over which the future economic benefits of the asset are expected to accrue to the Company, or the final term of the concession, whatever occurs first. This period reflects the economic useful lives of each of the underlying assets that comprise the concession. This economic useful life is also used by the ARSESP to determine the basis for measuring the tariff for rendering the services under the concession.

The amortization of intangible assets reflects the pattern expected for the utilization of the future economic benefits by the Company, which corresponds to the useful lives of the assets comprising the infrastructure consonant to the São Paulo State Sanitation and Energy Regulatory Agency (“ARSESP”) provisions.

The amortization of the intangible assets is discontinued when the related asset is fully used or written off, and no longer is included in the calculation basis of the tariff for the rendering of the concession services, whichever occurs first.

e)      Subsequent expenditure

Subsequent expenditures are capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures are recognized in profit or loss as incurred.

f)        Amortization

Except for goodwill, intangible assets are amortized on a straight-line basis over their estimated useful lives, from the date that they are available for use or acquired.

Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

83

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	Consolidated						Parent Company
	Goodwill	Concession rights	Trademarks	Customer relationships	Other	Total	Total
Cost
At January 1, 2019	782,783	9,731,460	37,877	742,863	253,193	11,548,176	13,524
Additions	—	—	—	85,438	9,030	94,468	1,681
Disposals	—	(67,259)	—	(215)	(8)	(67,482)	(8)
Transfers	—	447,863	—	(704)	(7,232)	439,927	97
Effect of exchange rate fluctuations	18,948	—	8,293	1,709	(1,602)	27,348	—
Discontinued operation	—	—	—	—	(846)	(846)	—
At December 31, 2019	801,731	10,112,064	46,170	829,091	252,535	12,041,591	15,294
Additions	—	—	—	111,656	7,704	119,360	150
Business combination (i)	94,892	—	—	—	—	94,892	—
Disposals	—	(48,442)	—	(131)	(12,474)	(61,047)	—
Transfers (ii)	—	695,140	3,697	12,735	52,949	764,521	18
Effect of exchange rate fluctuations	80,684	—	13,541	75,861	10,848	180,934	—
At December 31, 2020	977,307	10,758,762	63,408	1,029,212	311,562	13,140,251	15,462

Amortization:
At January 1, 2019	—	(1,602,467)	—	(314,619)	(152,470)	(2,069,556)	(10,342)
Additions	—	(394,513)	(9,201)	(95,034)	(18,054)	(516,802)	(1,604)
Disposals	—	14,747	—	162	8	14,917	8
Transfers	—	(8)	—	(3,626)	(2,324)	(5,958)	(57)
Effect of exchange rate fluctuations	—	—	—	2,668	(1,761)	907	—
Discontinued operation	—	—	—	—	582	582	—
At December 31, 2019	—	(1,982,241)	(9,201)	(410,449)	(174,019)	(2,575,910)	(11,995)
Additions	—	(368,459)	—	(86,162)	(69,591)	(524,212)	(1,258)
Disposals	—	17,030	—	111	4,820	21,961	—
Transfers	—	(10)	—	5,181	867	6,038	(18)
Effect of exchange rate fluctuations	—	—	—	(17,978)	(4,854)	(22,832)	—
At December 31, 2020	—	(2,333,680)	(9,201)	(509,297)	(242,777)	(3,094,955)	(13,271)

At December 31, 2019	801,731	8,129,823	36,969	418,642	78,516	9,465,681	3,299
At December 31, 2020	977,307	8,425,082	54,207	519,915	68,785	10,045,296	2,191

(i)                   For more details, see Note 8.2.

(ii)                  The amount of transfers also includes a portion of the intangible asset that has been reclassified into financial assets in accordance with the precepts of IFRIC 12 / ICPC 01.

84

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

a)                  Capitalization of borrowing costs

In the year ended December 31, 2020, R$36,522 were capitalized at a weighted average rate of 7.40% per year (R$19,877 at a weighted average rate of 7.29% per year as of December 31, 2018).

b)                  Amortization methods and useful lives

Intangible assets (excluding goodwill)	Annual rate of amortization	December 31, 2020	December 31, 2019

Comgás (i)	During the term of the concession and extension of this date	8,425,082	8,129,823
		8,425,082	8,129,823

Trademarks:
Comma	Undefined	54,207	36,969
		54,207	36,969
Customers relationship:
Comgás	20.00%	210,038	161,786
Moove	8.70%	309,877	256,856
		519,915	418,642
Other
Software license	20.00%	50,307	53,599
Other		18,478	24,917
		68,785	78,516

Total		9,067,989	8,663,950

(i)          Refers to the intangible asset for the public gas distribution service concession, which represents the right to charge users for the supply of gas, comprised of: (i) the concession rights recognized in the business combination and (ii) concession assets.

c)                  Impairment testing of cash-generating units (“CGU”) goodwill

The combined carrying amounts of goodwill allocated to each cash generating unit are as follows:

	December 31, 2020	December 31, 2019

Cash generating unit Moove	882,373	801,688
Cash generating unit Compass	94,891	—
Cash generating unit Cosan - Other Business	43	43
Goodwill total	977,307	801,731

85

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

The main assumptions used mainly consider the expected growth of operations based on the Gross Domestic Product segmented by country, as well as the average growth levels experienced in recent years and other macroeconomic aspects, as well as the expected selling price of the shares, using discount rates that reflect specific business-related risks.

All of these future cash flows were discounted at a rate of 8.75% (weighted average cost of capital) and a growth rate of 3.3% from 2030, reflecting specific risks related to the relevant assets in its cash-generating unit.

As of December 31, 2020, no impairment losses on assets and goodwill were recognized. Determining the recoverability of assets depends on certain key assumptions, as described above, that are influenced by prevailing market, technological and economic conditions at the time this recovery is tested, and therefore it is not possible to determine whether further reductions in impairment losses recovery will occur in the future and, if they occur, whether they would be material.

10.4 Contract asset

Accounting policy

Contract assets are measured at acquisition cost, including capitalized borrowing costs. When the assets enter into operation, the depreciable amounts in the concession contract are transferred to intangible assets. Comgás reassesses the useful life, whenever this assessment indicates that the amortization period will exceed the term of the concession contract, part of the asset is converted into a financial asset, as it represents an accounts receivable from the granting authority. This classification is in accordance with IFRIC 12 - Concession Contracts.

	Comgás	Moove	Total
Cost:
At January 1, 2019	594,601	5,940	600,541
Additions	885,631	571	886,202
Transfers to intangible assets (i)	(793,542)	2,737	(790,805)
At December 31, 2020	686,690	9,248	695,938

(i)                   The amount of the transfers also includes a portion of the intangible asset that was reclassified to a financial asset in accordance with IFRIC 12.

86

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

11 Commitments

Considering the current gas supply contracts, Comgás has a total financial commitment in an estimated present value of R$8,621,515, until the end of December 2023, which amount includes the minimum established in contract in both commodity and transportation.

12 Sectorial financial assets and liabilities

Accounting policy

Sector financial assets and liabilities aim to offset the economic impacts on profit or loss of subsidiary Comgás, due to the difference between the cost of gas and the rates provided for by the administrative rulings issued by ARSESP, and those effectively provided for by the tariff, upon each tariff adjustment/review.

These differences between actual cost and cost considered in the tariff adjustments generate a right to the extent that the actual cost is higher than that per the tariff, or an obligation, when the actual costs are lower than those per the tariff. The differences are considered by ARSESP in the subsequent tariff adjustment and are included in the Company's tariff adjustment index.

87

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

On June 10, 2020, ARSESP published Resolution No. 1.010, which provides for the mechanism for updating the weighted average cost of gas and piped gas transportation tariffs and the mechanism for recovering the balance of the memorandum accounts, due to variations in the price of gas and its transport. This mechanism is intended to allow monthly calculation by segment of users further considering the recovery installments previously established and in the compensation process. As provided in such administrative ruling, any balances in the memorandum accounts existing at the end of the concession period shall be indemnified to subsidiary Comgás or returned to users within the period of 12 months before the end of the concession period. The balance consists of: (i) the previous cycle (under amortization), which represents the balance approved by ARSESP already included in the tariff and (ii) the cycle being constituted, which includes the differences to be approved by ARSESP in the next tariff adjustment.

This deliberation related to the balance contained in the current account of taxes, which accumulated amounts related to tax credits used by Comgás but, essentially, are part of the tariff composition and should be subsequently passed on via tariff.

With publication of this resolution, subsidiary Comgás understands that there is no longer significant uncertainty hindering recognition of sector financial assets and liabilities as amounts actually receivable or payable, respectively. Accordingly, as from June 10, 2020, the Company recognized the sector financial assets and liabilities in the financial statements. In the year ended December 31, 2020, the subsidiary Comgás recorded the balance of net sector financial liabilities of R$324,162, against R$364,565 net operating revenue and cost of products sold, R$13,458 as financial results and R$26,945 in other operating income.

The change in the net sectorial financial liability for the year ended December 31, 2020 was as follows:

	Sectorial assets	Sectorial liabilities	Total net balance
January 01, 2020	-	-	-
Cost of gas (i)	201,346	-	201,346
Credits of taxes (ii)	-	(565,911)	(565,911)
Monetary variations (iii)	13,458	-	13,458
Other revenue (iv)	26,945	-	26,945
December 31, 2020	241,749	(565,911)	(324,162)

Current	241,749	(91,912)	149,837
Non-current	-	(473,999)	(473,999)
	241,749	(565,911)	(324,162)

88

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

(i)                  Refers to the cost of gas purchased higher than that contained in the tariffs, 100% classified in current assets, since the ARSESP resolution provides for tariff recovery on a quarterly basis.

(ii)                 Credits, mainly, from the exclusion of ICMS on the basis of PIS and COFINS that will be returned to consumers when the lawsuit is final, as described in note 12.

(iii)                Monetary update on the cost of gas.

(iv)                Reimbursement of expenses with regulatory losses in accordance with ARSESP Resolution No. 977 of April 8, 2020 that will be collected from consumers.

13 Other taxes payable

Accounting policy The Company is subject to taxes, contributions and municipal, state and federal duties, in its respective jurisdictions.

	Parent Company		Consolidated
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Tax amnesty and refinancing program - REFIS	193,352	195,600	199,587	202,418
ICMS – State VAT	—	—	182,227	158,112
COFINS – Revenue tax	44,428	63,027	62,801	80,645
PIS – Revenue tax	12,581	15,038	16,264	18,580
Social Security Charges	15,085	9,262	19,026	9,707
Withholding Income Tax	—	—	5,915	4,938
ISS – Service tax	—	—	1,108	578
IOF – Financial tax	220	865	618	1,116
Other	935	648	26,425	23,291
	266,601	284,440	513,971	499,385

Current	125,368	143,091	367,076	351,895
Non-current	141,233	141,349	146,895	147,490
	266,601	284,440	513,971	499,385

89

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

The amounts due in non-current liabilities have the following maturity schedule:

	Parent Company		Consolidated
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
13 to 24 months	4,440	4,847	5,131	3,518
25 to 36 months	2,452	2,565	3,143	2,637
37 to 48 months	787	2,389	1,478	2,638
49 to 60 months	—	772	691	2,471
61 to 72 months	133,554	130,776	134,151	136,226
73 to 84 months	—	—	691	—
85 to 96 months	—	—	691	—
Thereafter	—	—	919	—
	141,233	141,349	146,895	147,490

14 Income tax and social contribution

Accounting policy

The income taxes rate is 34%. Current tax and deferred tax are recognized in profit or loss except for some transactions that are recognized directly in equity or in other comprehensive income.

a)      Current tax

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

b)     Deferred tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes and tax loss.

The measurement of deferred tax reflects the way the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

90

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

c)      Tax exposure

In determining the amount of current and deferred tax, the Company considers the impact of uncertain tax positions and whether additional taxes and interest may be due. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the Company to change its judgment regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

d)     Recoverability of deferred income tax and social contribution

In assessing the recoverability of deferred taxes, management considers the projections of future taxable income and the movements of temporary differences. When it is not probable that part or all the taxes will be realized, the tax asset is reversed. There is no deadline for the use of tax loss carryforwards and negative bases, but the use of these accumulated losses of previous years is limited to 30% of annual taxable profits.

a)    Reconciliation of income and social contribution tax expenses

	Parent Company		Consolidated
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Profit before taxes	674,465	2,548,401	1,166,665	3,201,076
Income tax and social contribution nominal rate (34%)	(229,318)	(866,456)	(396,666)	(1,088,366)

Adjustments to determine the effective rate
Interest in earnings of investees (non-taxable income)	430,613	749,599	203,491	377,659
Differences in tax rates on earnings / losses of overseas companies	—	—	(16,020)	5,579
Share-based payment transactions	9,511	20,747	9,511	20,747
Interest on shareholders’ equity	(9,285)	(55,572)	(24,773)	(26,766)
Non-deductible expenses (donations, gifts, etc.)	—	—	(3,687)	(16,142)
Tax losses not recorded	—	—	(9,591)	(13,112)
Other	(24,128)	17,665	(20,116)	11,579

Income tax and social contribution benefit (expense) - current and deferred	177,393	(134,017)	(257,851)	(728,822)

Effective rate - %	(26.30%)	5.26%	22.10%	22.77%

91

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

b)   Deferred income tax assets and liabilities

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	Parent Company		Consolidated
	December 31, 2020	December 31, 2019	December 31, 2020		December 31, 2019
Assets credit of:
Income tax loss carry forwards	508,453	183,293	721,115		350,584
Social contribution tax loss carry forwards	183,576	66,897	250,209		124,231

Temporary differences
Foreign exchange - Loans and borrowings	1,312,239	838,825	1,367,496		853,279
Legal proceedings provision	64,407	61,877	91,535		104,602
Provisions for employee benefits	—	—	200,461		214,496
Allowance for doubtful accounts	—	—	16,664		12,321
Regulatory asset (liability)	—	—	—		53,875
Impairment of tax credit	6,985	6,985	38,684		38,633
Share-based payment transactions	—	—	4,857		1,754
Profit sharing	2,773	4,223	32,022		24,442
Interest on preferred shareholders payable in subsidiaries	167,412	89,931	167,412		89,931
Property, plant and equipment - useful life review	—	—	(230,098)		(257,436)
Miscellaneous provisions	202,120	195,087	270,198		266,660
Other	—	(3,189)	8,076		(2,141)
Total	2,447,965	1,443,929	2,938,631		1,875,231

(-) Deferred taxes assets net not recognized	—	—	(21,133)		(8,817)

Liabilities credit of:
Temporary differences
Business combination - property, plant and equipment	—	—	(37,547)		(21,627)
Tax deductible goodwill	(21,823)	(21,823)	(365,949)		(365,411)
Leases	—	—	(3,245)		243
Unrealized gains on derivatives instruments	(790,888)	(446,024)	(836,629)		(533,671)
Income on formation of joint ventures	(1,135,036)	(1,135,036)	(1,135,036)		(1,135,036)
Business combination - Intangible asset	—	—	(1,054,417)		(1,089,907)
Provision for realization - Goodwill recorded in equity (i)	(449,153)	—	(449,153)		—
Other	2,967	—	322,861		153,173
Total	(2,393,933)	(1,602,883)	(3,559,115)	—	(2,992,236)

Total of deferred taxes recorded	54,032	(158,954)	(641,617)		(1,125,822)

Deferred income tax - Assets	54,032	—	629,591		432,920
Deferred income tax - Liabilities	—	(158,954)	(1,271,208)		(1,558,742)

92

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

(i)               In January 2020, the Company contributed to the capital of the subsidiary Compass Gás e Energia the investment it held in the subsidiary Comgás. As a result, the costs recorded in shareholders' equity, derived from the goodwill paid on the acquisitions of Comgás shares in voluntary tender offer occurred during the year 2019, totaling R$1,321,000 capital loss. Associated with this amount, a deferred income tax loss of R$449,000 was recorded. On the other hand, deferred income tax liabilities were recorded, canceling the effect of the result in the accounting, to be reversed when the future write-off of said goodwill.

As of December 31, 2020, the Company has the following expectation of realization of deferred tax assets on tax loss carryforwards and temporary differences:

Consolidated
Within 1 year	30,076
From 1 to 2 years	30,076
From 2 to 3 years	26,908
From 3 to 4 years	26,908
From 4 to 5 years	26,908
From 5 to 8 years	434,897
From 8 to 10 years	53,818
Total	629,591

c)    Analytical movement in deferred tax assets and liabilities

	Parent Company
	Tax loss and negative basis	Employee benefits	Provisions	Other	Total
Assets

Balance on January 1, 2019	257,212	5,508	102,833	931,704	1,297,257
Credited to the profit for year	(7,022)	(1,285)	50,851	(78,105)	(35,561)
Other comprehensive income (loss)	—	—	110,265	10,388	120,653
Exchange differences	—	—	—	61,580	61,580
Balance on December 31, 2019	250,190	4,223	263,949	925,567	1,443,929
Credited to the profit for year	440,791	(1,450)	(24,943)	80,670	495,068
Other comprehensive income (loss)	1,048	—	34,506	—	35,554
Exchange differences	—	—	—	473,414	473,414
Balance on December 31, 2020	692,029	2,773	273,512	1,479,651	2,447,965

93

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	Consolidated
	Tax loss and negative basis	Employee benefits	Provisions	Post-employment obligations	Immobilized	Other	Total
Assets

Balance on January 1, 2019	550,453	13,987	339,783	175,178	(284,775)	1,019,437	1,814,063
Credited to the profit for year	(75,638)	12,209	82,433	3,809	27,339	(66,217)	(16,065)
Other comprehensive income (loss)	—	—	—	35,509	—	(22,335)	13,174
Exchange differences	—	—	—	—	—	64,059	64,059
Balance on December 31, 2019	474,815	26,196	422,216	214,496	(257,436)	994,944	1,875,231
Credited to the profit for year	495,461	10,683	(39,640)	14,958	27,338	(6,108)	502,692
Other comprehensive income (loss)	1,048	—	34,505	(28,993)	—	39,931	46,491
Exchange differences	—	—	—	—	—	514,217	514,217
Balance on December 31, 2020	971,324	36,879	417,081	200,461	(230,098)	1,542,984	2,938,631

	Parent Company
	Effects on the formation of jointly owned subsidiaries	Unrealized income from derivatives	Other	Total
Liabilities

Balance on January 1, 2019	(1,135,036)	(327,080)	(21,823)	(1,483,939)
Credited to the profit for year	—	(118,944)	—	(118,944)
Balance on December 31, 2019	(1,135,036)	(446,024)	(21,823)	(1,602,883)
Credited to the profit for year	—	(344,864)	(446,186)	(791,050)
Balance on December 31, 2020	(1,135,036)	(790,888)	(468,009)	(2,393,933)

	Consolidated
	Effects on the formation of jointly owned subsidiaries	Intangible	Unrealized income from derivatives	Lease	Unrealized credits	Other	Total
Liabilities

Balance on January 1, 2019	(1,135,036)	(1,146,823)	(441,901)	(14)	(27,492)	(308,678)	(3,059,944)
Credited to the profit for year	—	56,916	(91,770)	257	(8,817)	74,813	31,399
Discontinued operation	—	—	—	—	27,492	—	27,492
Balance on December 31, 2019	(1,135,036)	(1,089,907)	(533,671)	243	(8,817)	(233,865)	(3,001,053)
Credited to the profit for year	—	35,490	(303,222)	(3,488)	(12,316)	(295,392)	(578,928)
Other comprehensive income (loss)	—	—	264	—	—	—	264
Business combination	—	—	—	—	—	(531)	(531)
Balance on December 31, 2020	(1,135,036)	(1,054,417)	(836,629)	(3,245)	(21,133)	(529,788)	(3,580,248)

(i)                   For more details, see Note 8.2

The Company expects to realize the full deferred tax on tax losses and social contribution.

94

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

15 Provision for legal proceedings and judicial deposits

Accounting policy

Provisions for legal proceedings are recognized as other expenses when the Company has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated.

The assessment of probability loss includes the available evidence, hierarchy of laws, jurisprudence, the most recent court decisions and relevance in the legal system, as well as the opinion of outside counsel. Provisions are reviewed and adjusted according to circumstances, such as limitation period, conclusions of tax inspections or additional exposures identified based on new matters or court decisions.

Provisions for legal proceedings resulting from business combinations are estimated at fair value at acquisition date.

The Company has contingent liabilities as of December 31, 2020 and 2019 in respect of:

	Provision for legal proceedings
	Parent Company		Consolidated
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Tax	155,610	163,793	555,958	510,174
Civil, environmental and regulatory	75,001	56,001	200,597	195,446
Labor	78,208	81,584	131,239	167,608
	308,819	301,378	887,794	873,228

	Judicial deposit
	Parent Company		Consolidated
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Tax	296,223	297,578	414,413	437,727
Civil, environmental and regulatory	50,027	17,160	81,420	42,901
Labor	34,477	34,678	48,393	46,602
	380,727	349,416	544,226	527,230

95

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Changes in provision for legal proceedings:

	Parent Company
	Tax	Civil, environmental and regulatory	Labor	Total
At January 1, 2019	126,088	86,289	93,984	306,361
Provisions	26,469	7,188	15,906	49,563
Settlement / Write-offs	(12,274)	(42,702)	(24,888)	(79,864)
Monetary variation (i)	23,510	5,226	(3,418)	25,318
At December 31, 2019	163,793	56,001	81,584	301,378
Provisions	1,826	24,886	12,653	39,365
Settlement / Write-offs	(8,974)	(11,749)	(16,930)	(37,653)
Monetary variation (i)	(1,035)	5,863	901	5,729
At December 31, 2020	155,610	75,001	78,208	308,819

	Consolidated
	Tax	Civil, environmental and regulatory	Labor	Total
At January 1, 2019	457,361	216,990	174,165	848,516
Provisions	26,831	10,327	27,291	64,449
Settlement / Write-offs	(13,841)	(46,980)	(35,353)	(96,174)
Monetary variation (i)	39,823	15,109	1,505	56,437
At December 31, 2019	510,174	195,446	167,608	873,228
Provisions	23,941	31,345	18,539	73,825
Settlement / Write-offs	(10,044)	(40,171)	(40,144)	(90,359)
Exchange rate	—	—	109	109
Monetary variation (i)	31,887	13,977	(14,873)	30,991
At December 31, 2020	555,958	200,597	131,239	887,794

(i)      Includes interest reversal.

The Company’s debts with legal proceedings are secured by assets, cash deposit, bank guarantee or insurance guarantee.

The Company has indemnity actions in addition to those mentioned, which, since they are considered probable, were not recorded because they represent contingent assets.

96

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

a)      Probable losses

Tax: The principal tax proceedings for which the risk of loss is probable are described below:

	Parent Company		Consolidated
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Compensation with FINSOCIAL (i)	—	—	296,445	293,291
INSS - Social security (ii)	63,109	61,560	73,835	72,803
State VAT - ICMS credit (iii)	28,440	38,004	42,272	46,613
PIS and COFINS	254	357	254	866
IPI - Excise tax credit - NT(iv)	53,707	53,693	53,697	53,693
Federal income taxes	900	68	9,508	1,707
Other	9,200	10,111	79,947	41,201
	155,610	163,793	555,958	510,174

(i)	The subsidiary CLE offset FINSOCIAL against several other federal taxes from October 2003 to November 2006, based on a final and unappealable decision in September 2003, in the context of an action in which the constitutionality of the FINSOCIAL. The offsetting of these taxes remains under discussion at the administrative level. There are no judicial deposits related to this process.

(ii)	The amount provisioned for INSS, among other cases, is represented, essentially, by amounts related to social security contributions levied on billing, pursuant to art. 22-A of Law 8,212 / 91, whose constitutionality is being challenged in court. Judicial deposits are made monthly.

(iii)	The provisioned amount refers mainly to tax assessment notices related to the different types of ICMS credits. Among them: (a) tax assessment notices related to ICMS credits originating from materials used in the production process, but which, in the understanding of farming, such materials would be classified as “use and consumption”, not generating the right to credit. (b) Performance, as a joint and several debtor, for alleged non-compliance with accessory obligations and failure to pay ICMS required as a result of the industrialization operation by order, within an agricultural partnership, arising from contracts signed between the Group's Plants (industrializer ) and the company Central Paulista Açúcar e Álcool Ltda. (ordering party) and (c) tax deficiency notices related to the use of ICMS credits when the calculation basis assumed in the forward tax substitution regime is greater than that actually carried out.

(iv)	IPI Selectivity proceedings, from November 1992 to December 1995, judged by the Federal Supreme Court (“STF”) by General Repercussion (RE No. 592,145, item 080), in the amount of R$ 39,407, with unfavorable scenario for the Company.

97

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Civil, regulatory, environmental and other claims: Company and its subsidiaries are parties to a number of civil legal claims related to (i) indemnity for material and moral damages; (ii) termination of different kinds of agreements (iii) public civil claims related to sugarcane stubble burning; and (iv) compliance with terms of conduct adjustment, among other issues.

As of December 31, 2020, the Company obtained R$ 50,027 in escrow deposits for civil and environmental lawsuits, and this amount was R$ 42,900 as of December 31, 2019. The Company and its subsidiaries are also parties to lawsuits related to other pulverized subjects.

Labor claims: the Company and its subsidiaries are also parties to a number of labor claims filed by former employees and service providers challenging, among other matters, the payment of overtime, night shift premiums and risk premiums, the recognition of employment relationships and the reimbursement of discounts from payroll, such as social contribution and trade union charges. Additionally, we are involved in several labor administrative and judicial proceedings such as labor investigations and class actions filed by the labor prosecutor’s office regarding alleged non-compliance with certain labor regulations, including work and safety rules, labor conditions and work environment, and social assistance plans. Moreover, we entered into certain consent orders (Termos de Ajustamento de Conduta) with Brazilian authorities and in the event, we fail to comply with such consent orders, we could be subject to fines.

b)     Possible losses

The principal proceedings for which we deem the risk of loss as possible are described below:

	Parent Company		Consolidated
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Tax	4,525,112	4,514,769	9,761,688	8,730,917
Civil, Environmental and Regulatory	936,634	904,466	1,710,495	1,630,315
Labor	39,522	49,117	77,130	93,248
	5,501,268	5,468,352	11,549,313	10,454,480

98

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Tax:

	Parent Company		Consolidated
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Federal income taxes (i)	632,758	701,604	3,834,562	3,145,001
ICMS - State VAT(ii)	1,401,922	1,544,071	1,922,374	2,029,277
PIS and COFINS - Revenue taxes (iii)	1,270,095	1,370,789	1,314,144	1,374,474
IRRF - Withholding tax (iv)	1,331	1,335	1,093,718	899,579
IPI - Excise tax credit - NT (v)	314,312	313,351	455,121	451,781
INSS - Social security and other (vi)	155,143	165,951	210,357	220,091
MP 470 - Tax installments	241,224	189,882	241,224	189,882
Compensation with IPI - IN 67/98 (vii)	137,976	136,871	137,976	136,871
Other	370,351	90,915	552,212	283,961
	4,525,112	4,514,769	9,761,688	8,730,917

(i)

The Company and its subsidiaries have (a) assessment notices related to the disallowance of deductions from the amortization of goodwill expense; (b) The subsidiary Comgás was aware of the non-approval of tax debt offsetting carried out in 2015 and 2016, using credits arising from Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL). After administrative discussion, some of the declarations have already been definitively ratified by the Receita Federal; (c) 50% isolated fine tax assessment notices resulting from non-approval. compensation made through PER/DCOMP; and (d) questioning the limitations included in article 74, IX, of Law No. 9,430/96, by article 6 of Law No. 13,670/2018, which restricted the right of companies to proceed with the settlement of the monthly anticipations of IRPJ and CSLL calculated by estimate, through compensation.

(ii)

The legal claims related to the ICMS essentially involve: (a) The part related to the fine required in the infraction notices issued for alleged failure to pay ICMS and non-compliance with ancillary obligations, in an agricultural partnership and industrialization operation by order; (b) ICMS levied on exits of crystallized sugar destined for export, benefited by the Tax Immunity, which, in the view of farmers, such a product would be classified as semi-finished goods; (c) tax assessment notices related to the collection of the ICMS rate differential resulting from sales and / or purchases of goods that, after the operations, had their state registrations revoked; (d) ICMS requirement resulting from disallowance of diesel oil credits used in the agro-industrial production process; (e) ICMS requirement arising from alleged inventory differences; (f) ICMS requirement resulting from tax substitution and tax war and (g) payment of FEEF - State Tax Balance Fund (deposit of 10% of the ICMS amount exempted by the use of tax benefits) on the industrialization and commercialization operations of lubricating oil, considering that the constitutional immunity provided for in art. 155, § 2, X, “b” of CF / 88 cannot be considered as a tax benefit under the terms of Law No. 7,248 / 2016, regulated by State Decree No. 45,810/2016. Judicial deposits made monthly; (h) requirement of complementary ICMS, as a tax substitute, referring to the amounts received as (i) territorial concession, (ii) provision of administration services and optimization of delivery logistics to the customer and (iii) reimbursement of expenses with logistics procedures.

99

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

(iii)

The possible legal claims related to PIS and COFINS are substantially related to the disallowance of PIS and COFINS credits by the non-cumulative system, provided for in Laws No. 10,637/2002 and 10,833/2003.

(iv)

The subsidiary CLE had an assessment notice drawn up for the collection of Income Tax withheld at source, as a tax officer, due to an alleged capital gain resulting from the acquisition of assets from companies located abroad.

(v)

The lawsuits related to the IPI essentially involve: (a) Tax requirement on sugar sales subject to zero rate, due to their polarization degree greater than 99.5º or without IPI, under the terms of the Normative Instruction 67/98 and (b) in the subsidiary CLE tax requirement, on the output of lubricating grease, of a product immune to the collection of IPI, as it is derived from oil.

(vi)

The legal claims related to the INSS essentially involve: (a) Restrictions imposed by IN MPS / SRP No. 03/2005 the constitutional immunity of social security contributions on export revenue, starting to tax exports made through companies commercial exporters or trading companies; (b) Requirement for contribution under SENAR in direct and indirect export operations, which should be immune and (c) Requirement for social security contribution on the acquisition of shares through share-based payment plans, despite the clear commercial nature.

100

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

The Brazilian Tax Regulatory partially rejected the requests for installment payments of federal tax debts made by the Company under the terms of MP 470/2009, under the unfounded argument that the tax loss offered would not be sufficient to settle the respective debts. The discussion of this topic was taken to the judiciary.

(vii)

Normative Instruction SRF No. 67/98 brought the possibility of refunding the IPI values collected from January 14, 1992 to November 16, 1997, on refined amorphous sugar. In view of this, the Company, for the periods that had made the payment, pleaded to offset these amounts with other taxes due.

(viii)

The reduction in the amounts of IPI, classified as possible loss, during the year ended December 31, 2019, is related to the decision to provision the lawsuits in the same period, as described above in section “a) - Probable losses – Tax.”

In addition, the effects of IFRIC 23 - Uncertain Tax Position that could affect the accounting policies of the Company and its subsidiaries and these financial statements were not identified.

c)      Contingent assets

  On March 15, 2017, in case that sets a judicial precedent, the Brazilian Federal Supreme Court (Supremo Tribunal Federal) or “STF,” granted Extraordinary Appeal 574,706 against a decision that required the exclusion of a tax on sales and services which applies to goods, and transportation and communication (Imposto sobre Operações relativas à Circulação de Mercadorias e Prestação de Serviços de Transporte Interestadual e Intermunicipal e de Comunicação), or “ICMS,” in the calculation of the tax basis of social security regulations for unemployment insurance (Programa de Integração Social), or “PIS,” and retirement and health care contributions (Contribuição para o Financiamento da Seguridade Social), or “COFINS,” (respectively, the profit participation contributions due on certain revenues net of some expenses). Therefore, the amounts refer mainly to credits generated by excluding ICMS from the PIS and COFINS calculation basis. In 2018, the Company had already recognized credits related to periods after March 2017, based on the decision rendered on that date by the STF, in Extraordinary Appeal 574,706. In addition, the amounts related to the prior periods for the group companies with favorable final decisions for the referred subject were determined based on accounting and tax systems, considering the amount of ICMS highlighted in the invoices. The accuracy of the values was tested by crossing the information with relevant ancillary obligations.

101

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

In 2020, the Company recognized R$72,000 as other recoverable taxes, with a counterpart of R$28,141 as other income (note 20) and R$48,359 as a financial income (note 21).

In the Comgás there is still an approximate amount of R$932,000, resulting from the period prior to the STF decision and without final judgment, which remains a contingent asset.

  On December 6, 2019, ARSESP published Resolution 933, for the purpose of non-tariff compensation to the Concessionaire, in the amount of R$697,233 in April 2018 currency, before monetary restatements, as a result of the 3rd Ordinary Tariff Review, a be applied in the form that may be defined by the Granting Authority until May 31, 2020.

On May 27, 2020, in continuation of Resolution 933, ARSESP approved, by means of Resolution 995, the amount of R$ 683,358 plus monetary restatement since April 2018, as a result of the Third Ordinary Tariff Review, to be applied to value of assets returned by Comgás, at the end of the concession, or any amount payable by the subsidiary Comgás, if the concession is renewed or in connection with any renewal of the concession contract. The amount indicated in the resolution was not recognized in these financial statements for not complying with the accounting criteria. With the publication of the aforementioned Resolution, there are no more tariff discussions related toprevious periods with the Regulatory Agency.

  The sudsidiary Comgás has an action for damages due to the economic and financial imbalance of the Concession Agreement, with regard to tariff reviews. The right to recomposition is the result of mistaken criteria regarding the tariff review. The updated value of the share is R$ 658,096 as an economic-financial rebalancing of Comgás.

102

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

16 Shareholders’ equity

a)      Share capital

Accounting policy

Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity. Income taxes relating to transaction costs of an equity transaction are accounted in accordance with policy described in Note 14 – Income taxes.

The subscribed capital of R$ 5,727,478 as of December 31, 2020 and R$ 5,045,214 as of 31 December 2019, fully paid in, is represented by 394,210,000 nominative common shares, book-entry and without par value. According to the bylaws, the authorized capital may be increased up to the limit of R$ 7,000,000.

As at December 31, 2020 the Company's capital stock is composed by the following:

Shareholders - Common shares	Quantity	%
Cosan Limited	255,272,586	64.76%
Other controlling shareholders	4,028	0.00%
Administrators	104,075	0.03%
Free Float	127,080,273	32.23%

Total shares outstanding	382,460,962	97.02%

Treasury shares	11,749,038	2.98%

Total	394,210,000	100.00%

  b)     Treasury shares

On March 16, 2020, the Company approved the common share buyback program, with a maximum of 10,000,000 shares, representing 2.54% of the total shares available on the market, with the deadline until September 15, 2021, for the purpose of keeping in treasury, cancellation or sale. On June 30, 2020, 6,291,200 common shares were repurchased in the amount of R$ 318,828, with a maximum unit cost of R$ 61.24, a minimum unit cost of R$ 47.37 and an average unit cost of R$ 52.01. On October 31, 2020, 2,419,600 common shares were repurchased in the amount of R$ 166,214, with a maximum unit cost of R$ 49.69, a minimum unit cost of R$ 45.76 and an average unit cost of R$ 47.65. These shares repurchased on June 30 and October 31 represents 2.21% of the issued and outstanding common shares, respectively.

On December 31, 2020, the Company had 11,749,038 shares in treasury (3,355,789 shares on December 31, 2019), whose market price was R$ 68.33. Additionally, 317,551 shares were delivered to the members of the share-based compensation plans.

c)      Statutory reserve

Accounting policy The purpose is to strengthen working capital, finance the maintenance, expansion and development of the activities that make up the Company's corporate purpose.

d)     Legal reserve

Accounting policy It is constituted through the appropriation of 5% of net income for the year up to the limit of 20% of the capital, according to Law 6,404.
103

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

e)      Dividends

Accounting policy

The Company's by-laws, at the end of the year, are allocated the mandatory minimum dividend corresponding to 25% of the annual net income adjusted by the equity transactions of the reserves, according to the corporate law.

Dividends, allocation of net income for the year and excess of profit reserves, as determined in art. 199 of the Brazilian Corporation Law will be the subject of deliberations at the next Annual Shareholders' Meeting.

December 31, 2020
Net income for the year	851,858
Constitution of the legal reserve - 5%	(42,593)
Calculation basis for dividend distribution	809,265
Minimum mandatory dividends - 25%	(202,316)
Surplus dividends	—
Statutory Reserve	606,949

Movement of dividends payable
At December 31, 2018	422,726
Interim dividends current year	(20,751)
Dividends for the year	576,034
Dividends paid	(389,256)
At December 31, 2019	588,753
Dividends for the year	202,316
Dividends paid	(574,140)
At December 31, 2020	216,929

f)       Other comprehensive (loss) income

	December 31, 2019	Comprehensive (loss) income	December 31, 2020
Loss on cash flow hedge	(234,575)	(526,628)	(761,203)
Foreign currency translation effects	50,184	732,715	782,899
Actuarial loss on defined benefit plan	(306,733)	(56,642)	(363,375)
Taxes over actuarial loss on defined benefit plan	104.289	19.258	123.547
Gain on measurement of derivative financial instrument	(45,631)	—	(45,631)
Change in fair value of financial assets net of tax	25,979	277	26,256
Total	(406,487)	168,980	(237,507)

Attributable to:
Owners of the Company	(349,501)	96,891	(252,610)
Non-controlling interests	(56,986)	72,089	15,103

104

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	December 31, 2018	Comprehensive (loss) income	December 31, 2019
Loss on cash flow hedge	22,207	(256,782)	(234,575)
Foreign currency translation effects	(34,921)	85,105	50,184
Actuarial loss on defined benefit plan	(183,702)	(123,031)	(306,733)
Taxes over actuarial loss on defined benefit plan	62.459	41.830	104.289
Gain on measurement of derivative financial instrument	(45,631)	—	(45,631)
Change in fair value of financial assets net of tax	25,787	192	25,979
Total	(153,801)	(252,686)	(406,487)

Attributable to:
Owners of the Company	(95,994)	(253,507)	(349,501)
Non-controlling interests	(57,807)	821	(56,986)

17 Earnings per share

Accounting policy

a)             Basic earnings per share

Basic earnings per share is calculated by dividing:

  the profit attributable to owners of the company, excluding any costs of servicing equity other than ordinary shares; and
  by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements (share-based payment) in ordinary shares issued during the year and excluding treasury shares (Note 16).

b)            Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account:

  the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares; and
  the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

105

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

The Company’s subsidiaries have two categories of potential dilutive effects: share options and put options. For the share options, a calculation is done to determine the effect of the dilution in the profit attributable to shareholders of the parent due the exercise of the share options at subsidiaries. For the put option, is assumed to have been converted into ordinary shares, and the profit attributable to shareholders of the parent is adjusted.

The following table sets forth the calculation of earnings per share (in thousands of Brazilian reais, except per share amounts):

	December 31, 2020	December 31, 2019
Profit attributable from continued operation to ordinary equity holders for basic earnings	851,858	2,425,405

Profit attributable from continued operation to ordinary equity holders for basic earnings	851,858	2,414,384

Effect of dilution:
Dilutive effect of subsidiary's stock option plan	(5,611)	(2,720)
Profit from continued operation attributable to ordinary equity holders adjusted for the effect of dilution	846,247	2,422,685

Profit from continued operation attributable to ordinary equity holders adjusted for the effect of dilution	846,247	2,411,664

Basic number of shares outstanding - In thousands of shares	385,586	394,155

Effect of dilution:
Dilutive effect of stock option plan	1,062	933

Diluted number of shares outstanding - In thousands of shares	386,648	395,088

Earnings per share
Earnings per share - basic (in R$)	2.2093	6.1534
Earnings per share - diluted (in R$)	2.1887	6.1320

Earnings per share - discontinued operation
Earnings per share - basic (in R$)	2.2093	6.1255
Earnings per share - diluted (in R$)	2.1887	6.1041

106

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Consolidated forming a solid mass More (Definitions, Synonyms, Translation)

18 Net sales

Accounting policy

The Company recognizes revenues from the following main sources:

  Sale of products

The Company recognizes sales revenues upon delivery to the customer. Delivery is considered to be the moment when the customer accepts the goods, and the risks and benefits related to the property are transferred. Revenue is recognized at this time as long as revenue and costs can be measured reliably, receipt of the consideration is probable and there is no continuous involvement of management with the products.

The Company operates in the production and distribution of lubricants including the brands Mobil and Comma, as well as the production and distribution of biomass pellets. Products are sold in contracts identified with individual customers and in sets, as a package of goods or services.

Some lubricant sales contracts cannot be purchased separately from a package of services. However, the goods and services are clearly distinct in the contracts. This sales modality represents two separate performance obligations and therefore revenue will be recognized for each of these performance obligations when control of the respective goods and services is transferred to the customer. The transaction price is allocated to different performance obligations based on the independent selling price, in which revenues are identified, measured and recorded separately.

  Billed revenue

The Company provides gas distribution services through the subsidiary Comgás. The fair value and selling prices of individual services are broadly similar.

Gas distribution revenue is recognized when its value can be measured reliably, being recognized in the income statement in the same period in which the volumes are delivered to customers based on the monthly measurements made.

107

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

  Unbilled revenue

Refers to the portion of gas supplied for which metering and billing to customers have not yet occurred. This amount is estimated based on the period between measurement and the last day of the month.

The actual volume billed may be different from estimates. The Company believes that, based on its historical experience with similar operation, the unbilled estimated amount will not significantly differ from actual amounts.

  Infrastructure concessions

The construction of the infrastructure necessary for gas distribution is considered a construction service rendered to the Conceding Authority, and the related income is recognized in profit or loss at finishing stage of the work.

Construction costs are recognized by reference to the stage of completion of the construction activity at the end of the reporting period and are included in cost of sales.

  Services rendered

Are recognized when the amount of revenue can be measured reliably, when it is probable that the economic benefits associated with the transaction will flow to the Company, when the stage of completion of the transaction at the end of the reporting period can be measured reliably.

  Energy trading

The Company recognizes revenue from electric energy supply to customers and wholesalers at fair value of the related consideration, for delivery of electric energy in a given period. The volume of electric energy delivered to buyer is determined on a monthly basis. Title to electric energy is transferred to customers when it is consumed by them. Invoices are issued monthly and are usually paid within 30 days from their issue date.

Revenue from energy trading is recorded based on bilateral contracts signed with market agents and duly registered with the Electric Energy Trading Chamber (“CCEE”).

108

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Revenue is recognized based on the energy sold and at prices specified under the supply to customers and wholesalers contracts. The Company may sell the energy produced in two environments: (i) in the Free Contracting Environment (ACL), where energy trading takes place through free negotiation of prices and conditions between the parties, through bilateral contracts; and (ii) in ACR, where energy is sold to distribution agents.

a) Spot market

The Company recognizes revenue at fair value of the consideration receivable when transactions in the spot market take place. The price of energy in these operations is based on the Price for Settlement of Differences (PLD).

b) Trading operations

Energy trading operations are carried out in an active market and, for accounting measurement purposes, they meet the definition of financial instruments at fair value.

The Company recognizes revenue when energy is delivered to customers at fair value of the related consideration. In addition, unrealized net gains resulting from mark-to-market - difference between contracted and market prices - from open net contracted operations on the date of the financial statements are recognized in revenue.

The following present the reconciliation between gross revenues and revenues presented in the income statement for the year:

	Consolidated
	December 31, 2020	December 31, 2019
Gross revenue from sales of products and services	16,727,788	16,266,386
Construction revenue	885,630	813,341
Indirect taxes and deductions	(4,104,631)	(3,519,282)
Net sales	13,508,787	13,560,445

109

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

In the following table, revenue is disaggregated by products and service lines and timing of revenue recognition:

	Consolidated
	December 31, 2020	December 31, 2019
At a point in time
Gas distribution	7,372,957	8,636,221
Electricity trading	775,479	—
Lubricants and basic oil	4,283,704	3,916,504
Other	59,146	64,663
	12,491,286	12,617,388
Over time
Construction revenue	885,630	813,341
Other services	131,871	129,792
	1,017,501	943,133

Elimination	—	(76)

Total of net sales	13,508,787	13,560,445

19 Costs and expenses by nature

The costs and expenses are presented in the statement of profit and loss by function. The reconciliation of income by nature/purpose is as follows:

	Parent Company		Consolidated
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Raw materials	—	—	(3,137,178)	(3,789,129)
Cost of gas and electricity (i)	—	—	(4,620,647)	(4,885,497)
Electrical energy purchased for resale	—	—	(927,913)	—
Transportation expenses	—	—	(147,813)	(170,830)
Depreciation and amortization	(11,411)	(12,107)	(623,084)	(570,301)
Salaries and wages	(90,322)	(91,522)	(674,914)	(656,597)
Construction cost	—	—	(885,630)	(813,341)
Expenses with third-party services	(32,413)	(30,872)	(310,290)	(312,851)
Selling expenses	—	—	(23,387)	(26,168)
Other	(47,272)	(56,351)	(399,193)	(275,427)
	(181,418)	(190,852)	(11,750,049)	(11,500,141)

Cost of sales	—	—	(9,816,078)	(9,588,006)
Selling expenses	—	—	(927,346)	(1,115,813)
General and administrative expenses	(181,418)	(190,852)	(1,006,625)	(796,322)
	(181,418)	(190,852)	(11,750,049)	(11,500,141)

(i)                   Includes the amount of R$ 201,346 arising from the recognition of the sector financial assets and liabilities, note 12.

110

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

20 Other income (expenses), net

	Parent company		Consolidated
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Gain on compensation claims	—	50,284	—	50,284
Contractual obligations arising from assignment of credit rights (i)	(68,311)	410,000	(68,311)	410,000
Reimbursement of gas losses in the process (ii)	—	—	26,945	—
Tax extemporary credits	29,823	101,179	29,823	124,952
Loss on disposal of noncurrent assets and intangibles	(96)	4,374	(11,961)	(39,728)
Net effect of legal proceedings, recoverable and tax installments	62,756	(29,461)	59,309	(32,088)
Other	(35,626)	(107,485)	35,969	(84,630)
	(11,454)	428,891	71,774	428,790

(i)             On December 21, 2017, the subsidiary Cosan S.A. entered into a “Credit Rights Assignment and Other Covenants Agreement”. In return, the investee received R$ 1,340,000 (“acquisition price”), resulting from certain indemnity actions. In addition to the acquisition price, the Company will be entitled to additional payments related to these credit rights, if their result is positive. The additional payment will be determined by the application of 95% on the difference between the net amount received from the Union's credit rights by the assignee less the return from the assignees and recognized in the results only upon receipt.

In September and December 2019, there was an assignment of the additional payment mentioned in the previous paragraph, plus credit referring to the portion of the controversial share of Açucareiro Corona S.A. In both contracts, there are clauses of the Company's obligations towards buyers, in the event of any discounts, retentions or compensation that may be promoted by Copersucar, higher than certain percentages, in which the Company will indemnify buyers.

111

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

On March 31, 2020, Cosan made a provision of R$ 68,311 related to the taxes and expenses of falling due installments, which will have to indemnify Fundo on the remaining installments of the first and second precatory.

On January 2, 2020, the first installment of the second precatory and second installment of the first precatory was received, with Copersucar retaining the amount related to taxes, expenses and other withholdings. The Company indemnified the Buyers at R$ 132,200 on February 11, 2020, of which: (i) R$ 28,700 taxes and expenses and (ii) R$ 103,500 other retentions. Copersucar retained the credit for Corona's share to cover the interest that will be incurred.

In relation to the other retentions, accounts receivable were created against Copersucar, referring to the reimbursement of the installments received from the court orders, totaling R$ 134,903, comprising: (i) the first installment of the first court order R$ 31,403 recorded in May 2019; and (ii) first installment of the second precatory and second installment of the first precatory in the total amount of R$ 103,500 recorded in February 2020, in which R$ 130,922 was received on April 2, 2020.

On March 31, 2020, the Company made a provision of R$ 68,311 related to the taxes and expenses of the installments falling due that the Company will have to indemnify the Fund of the remaining installments of the first precatory and the second precatory.

In the year ended December 31, 2020, the second installment of the second precatory and third installment of the first precatory was received, with Copersucar retaining the amount related to taxes, expenses and other withholdings, in accordance with the contractual obligation clauses, the Company indemnified buyers at R$ 31,857.

(ii)              Reimbursement of expenses on regulatory losses pursuant to ARSESP Resolution No. 977 of April 8, 2020, as detailed in note 12.

112

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

21 Finance results

Accounting policy

Finance income comprises interest income on funds invested, dividend income, fair value gains on financial assets at fair value through profit or loss, gains on the remeasurement to fair value of any pre-existing interest in an acquire in a business combination, gains on hedging instruments that are recognized in profit or loss and reclassifications of net gains previously recognized in other comprehensive income. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established, which in the case of quoted securities is normally the ex-dividend date.

Finance expense comprise interest expense on borrowings, unwinding of the discount on provisions and deferred consideration, dividends on preference shares classified as liabilities, fair value losses on financial assets at fair value through profit or loss and contingent consideration, impairment losses recognized on financial assets (other than trade receivables), losses on hedging instruments that are recognized in profit or loss and reclassifications of net losses previously recognized in other comprehensive income.

Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign exchange gains and losses on financial assets and financial liabilities are reported on a net basis as financial income or financial cost, depending on whether the net foreign currency fluctuations result in a gain or loss position.

113

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Details of finance income and costs are as follows:

	Parent Company		Consolidated
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Cost of gross debt
Interest on debt	(3,454)	(86,536)	(772,858)	(736,407)
Monetary and exchange rate variation	—	—	(1,720,276)	(248,240)
Derivatives and fair value measurement	1,606,976	419,577	1,257,297	306,515
Amortization of borrowing costs	(4,412)	(3,187)	(5,916)	(3,980)
Guarantees and warranties on debt	—	—	(19,763)	(20,953)
	1,599,110	329,854	(1,261,516)	(703,065)

Income from financial investment and exchange rate in cash and cash equivalents	53,049	43,178	261,218	247,688
	53,049	43,178	261,218	247,688

Cost of debt, net	1,652,159	373,032	(1,000,298)	(455,377)

Other charges and monetary variations
Interest on other receivables	59,181	33,126	173,206	172,773
	(208,901)	240,801	(208,901)	240,801
Interest on other liabilities	(16,293)	(49,879)	(38,409)	(50,080)
Monetary variation on leases	(4,125)	(2,107)	(7,590)	(4,661)
Interest on shareholders' equity	70,862	65,113	(2,526)	(15,119)
Interest on contingencies and contracts	(30,568)	(43,493)	(131,703)	(135,532)
Bank charges and other	(25,774)	(28,068)	(19,178)	(57,613)
Exchange variation and non-debt derivatives	(1,895,712)	(486,358)	(27,163)	(93,972)
	(2,051,330)	(270,865)	(262,264)	56,597

Finance results, net	(399,171)	102,167	(1,262,562)	(398,780)

Reconciliation
Finance expense	(719,523)	(490,891)	(1,679,752)	(1,301,443)
Finance income	188,005	386,367	227,925	742,648
Foreign exchange, net	(1,399,682)	(186,616)	(1,612,525)	(311,492)
Derivatives	1,532,029	393,307	1,801,790	471,507
Finance results, net	(399,171)	102,167	(1,262,562)	(398,780)

22 Financial risk management

This note explains the Company’s exposure to financial risks and how these risks could affect the group’s future financial performance. Current year profit and loss information has been included where relevant to add further context.

114

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Risk	Exposure arising from	Measurement	Management
Market risk – foreign exchange	(i) Future commercial transactions. (ii) Recognized financial assets and liabilities not denominated in Brazilian reais.	(i) Cash flow forecasting (ii) Sensitivity analysis	Foreign currency forwards.
Market risk – interest rate	Cash and cash equivalents, marketable securities, loans, borrowings and debentures, leases and derivative.	(i) Sensitivity analysis	Interest rate Swap.
Credit risk	Cash and cash equivalents, marketable securities trade receivables, derivatives, receivables from related parties and dividends.	(i) Ageing analysis (ii) Credit ratings	Diversification of bank deposits, credit limits and letters of credit.
Liquidity risk	Loans, borrowings and debentures, trade payables, other financial liabilities, REFIS, leases, derivative, payables to related parties and dividends.	(i) Rolling cash flow forecasts	Availability of committed credit lines and borrowing facilities.

Company treasury identifies, evaluates and hedges financial risks in close co-operation with the Company’s operating units. The board provides written principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

Where all relevant requirements are made, hedge accounting is applied to remove the accounting mismatch between the hedging instrument and the hedged item. This will effectively result in recognizing interest expense at a fixed interest rate for the hedged floating rate loans and inventory at the fixed foreign currency rate for the hedged purchases.

The Company may choose to formally designate new debt transactions involving hedging derivative financial instruments through swap between exchange variation and interest rates, as measured at fair value. The fair value option is intended to eliminate or reduce any inconsistency in measurement or recognition of certain liabilities, which would otherwise arise. Thus, both the swaps and the respective debts are measured at fair value and this option is irrevocable and should be made only upon initial recording (“inception”) of the operation. As of December 31, 2020, the Company had no financial instruments designated as fair value option.

115

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

The Company’s policy is to maintain capital base to promote the confidence of investors, creditors and the market, and to ensure the future development of the business. Management monitors that the return on capital is adequate for each of its businesses.

The usage of financial instruments in order to protect against these areas of volatility is determined through an analysis of the risk exposure that management intends to cover.

a)      Market risk

The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

  Foreign exchange risk

On December 31, 2020 and 2019, the Company had the following net exposure to the exchange rate variations on assets and liabilities denominated in U.S. Dollar (U.S.$.):

	December 31, 2020	December 31, 2019
Cash and cash equivalents	143,676	464,313
Trade receivables	17,502	11,399
Trade payables	(174,178)	(80,093)
Loans, borrowings and debentures	(8,007,493)	(6,472,395)
Consideration payable	(224,787)	(184,370)
Derivative financial instruments (notional)	5,453,252	4,652,205
Foreign exchange exposure, net	(2,792,028)	(1,608,941)

The sensitivity of profit or loss to changes in the exchange rates arises mainly from U.S. Dollar denominated financial instruments and the impact on other components of equity arises from foreign forward exchange contracts designated as cash flow hedges though its joint ventures.

116

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

A reasonably possible strengthening (weakening) of the Real against the US dollars as of December 31, 2020 would have affected the measurement of foreign currency-denominated financial instruments and the affected shareholders' equity and income by the amounts indicated below:

			Variation scenario
Instrument	Risk factor	Probable	25%	50%	-25%	-50%
Cash and cash equivalents	Currency fluctuation	(32,839)	243,603	520,045	(309,282)	(585,724)
Trade receivables	Currency fluctuation	16,335	12,251	8,168	20,419	24,502
Trade payables	Currency fluctuation	(162,557)	(121,918)	(81,278)	(203,196)	(243,836)
Derivative financial instruments	Currency fluctuation	1,927,323	3,625,932	5,208,343	461,112	(1,121,298)
Loans, borrowings and debentures	Currency fluctuation	579,915	(1,426,149)	(3,432,214)	2,585,979	4,592,043
Consideration payable	Currency fluctuation	(209,792)	(157,344)	(104,896)	(262,240)	(314,688)
Impacts on profit or loss		2,118,385	2,176,375	2,118,168	2,292,792	2,350,999

The probable scenario was defined based on the U.S dollar market rates projected for December 31, 2021, which determines the fair value of the derivatives at that date. Stressed scenarios (positive and negative effects, before taxes) were defined based on adverse impacts of 25% and 50% on the US dollar exchange rates used in the probable scenario.

Based on the financial instruments denominated in U.S. Dollars at December 31, 2020, the Company performed a sensitivity analysis with a 25% and 50% increase in the exchange rate (R$ / US$). The probable scenario considers the Company's projections made by specialized advisory services for 12-month exchange rates, as follows:

	Exchange rate sensitivity analysis (R$/U.S.$) and (R$/Euro)
	December 31, 2020	Scenario
		Probable	25%	50%	-25%	-50%
U.S.$	5.1967	4.8500	6.0625	7.2750	3.6375	2.4250

117

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

  Interest rate risk

The Company and its subsidiaries monitor the fluctuations in variable interest rates in connection with its borrowings and uses derivative instruments in order to minimize variable interest rate fluctuation risks.

A sensitivity analysis on the interest rates on loans and borrowings in compensation for the CDI investments with pre-tax increases and decreases of 25% and 50% is presented below:

		Variation scenario
Exposure interest rate	Probable	25%	50%	-25%	-50%
Cash and cash equivalents	104,038	124,449	150,600	72,571	46,562
Marketable securities	51,127	60,161	72,942	34,597	21,816
Consideration asset	63,709	79,636	95,564	47,782	31,854
Derivative financial instruments	2,007,804	(80,703)	(429,939)	718,695	1,179,311
Loans, borrowings and debentures	(767,503)	(260,559)	(305,742)	(170,194)	(125,012)
Impacts on profit or loss	1,459,175	(77,016)	(416,575)	703,451	1,154,531

The probable scenario considers the estimated interest rate, made by a specialized third part and Central Bank of Brazil (Banco Central do Brasil), or BACEN, as follows:

	Probable	25%	50%	-25%	-50%
SELIC	2.23%	2.79%	3.35%	1.68%	1.12%
CDI	2.23%	2.79%	3.35%	1.68%	1.12%
TJLP462 (TJLP + 1% p.a.)	5.70%	6.88%	8.05%	4.53%	3.35%
TJLP	4.70%	5.88%	7.05%	3.53%	2.35%
IPCA	3.37%	4.21%	5.05%	2.53%	1.68%
IGPM	4.34%	5.43%	6.52%	3.26%	2.17%
Libor	0.48%	0.60%	0.72%	0.36%	0.24%
Fed Funds	0.15%	0.19%	0.23%	0.11%	0.08%

b)     Credit risk

The Company’s regular operations expose it to potential defaults when customers, suppliers and counterparties are unable to comply with their financial or other commitments. The Company seeks to mitigate this risk by entering into transactions with a diverse pool of counterparties. However, the Company continues to remain subject to unexpected third-party financial failures that could disrupt its operations. The exposure to credit risk was as follows:

118

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	December 31, 2020	December 31, 2019
Cash and cash equivalents	4,614,053	6,076,644
Trade receivables	1,604,839	1,415,111
Marketable securities	2,271,570	1,363,048
Derivative financial instruments	3,127,418	1,900,379
Receivables from related parties	271,766	171,910
Dividends receivable	77,561	22,684
Restricted cash	68,838	134,637
	12,036,045	11,084,413

The Company is also exposed to risks in connection with its cash management activities and temporary investments.

Liquid assets are invested primarily in government security and other investments in Banks with a minimum grade of “A.” Credit risk from balances with banks and financial institutions is managed by the Company’s treasury department in accordance with the Company’s policy.

Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. Counterparty credit limits are reviewed on an annual basis and may be updated throughout the period. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through potential counterparty’s failure to make payments. The credit risk on cash and cash equivalents, marketable securities, restricted cash and derivative financial instruments are determined by rating instruments widely accepted by the market and are arranged as follows:

	December 31, 2020	December 31, 2019
AAA	8,997,661	6,812,280
AA	1,015,380	2,527,791
	10,013,041	9,340,071

c)      Liquidity risk

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

119

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

The financial liabilities of the Company sorted by due dates (based on undiscounted cash flows contracted) are as follows:

	December 31, 2020					December 31, 2019
	Up to 1 year	1 - 2 years	3 - 5 years	More than 5 years	Total	Total
Loans, borrowings and debentures	(1,585,396)	(3,299,605)	(1,716,915)	(13,941,700)	(20,543,616)	(15,487,224)
Trade payables	(1,875,192)	—	—	—	(1,875,192)	(1,676,725)
Other financial liabilities	(149,293)	—	—	—	(149,293)	(132,927)
Tax installments - REFIS	(52,119)	(4,440)	(3,240)	(133,554)	(193,353)	(195,946)
Leases	(20,664)	(17,644)	(39,679)	(29,464)	(107,451)	(47,655)
Payables to related parties	(150,484)	—	—	—	(150,484)	(260,236)
Dividends payable	(16,301)	—	—	—	(16,301)	(590,204)
Derivative financial instruments	390,929	193,566	907,204	2,595,384	4,087,083	2,373,512
	(3,458,520)	(3,128,123)	(852,630)	(11,509,334)	(18,948,607)	(16,017,405)

23 Post-employment benefits

Accounting policy

The cost of defined benefit pension plans and other post-employment and the present value of the pension obligation is determined using actuarial valuations. An actuarial valuation involves the use of various assumptions which may differ from actual results in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. A defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed by management at each reporting date.

  Defined contribution

A defined contribution plan is a post-employment benefit plan under which the Company pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognized as an employee benefit expense in profit or loss in the periods during which related services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that is due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

120

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

The Company provides defined contribution plans to all employees. The plan assets are held Futura II - Entidade de Previdência Complementar (“Futura”) and Plano de Pensões Comgás (“PLAC”). The Company and its subsidiaries do not have a legal or constructive obligation to pay further contributions if the fund does not have sufficient assets to pay all of the benefits owed.

  Defined benefit

According to the regulation, which leads the Company to adopt such a provision in the present value benefits and that the assisted participants receive annuity according to the plan. The main actuarial risks are:

  higher survival to that specified in mortality tables;
  the return on equity under the actuarial discount rate plus the accumulated IGP-DI; and
  real family structure of different retirees established hypothesis.

  Health Plan

The subsidiary Comgás offers the following post-employment health care benefits, granted to former employees and their dependents who retired up to May 31, 2000. After this date, only employees with 20 years contribution to INSS and 15 years uninterrupted work at the Company up to May 31, 2000, are entitled to this defined benefit plan, provided that, on the date of retirement, they were working at the Company.

The liability recognized in the statement of financial position in respect of health plan post-employment plans is calculated annually by independent actuaries.

The amount recognized in the statement of financial position in relation to health plan liabilities represents the present value of the obligations less the fair value of the assets, including actuarial gains and losses. Remeasurement of the net obligation, which include: (i) actuarial gains and losses, (ii) the return on plan assets (excluding interest), and (iii) the effect of the asset cap (if any, excluding interest), are recognized immediately in other comprehensive income. Net interest and other expenses related to health plan plans are recognized in profit or loss.

121

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Actuarial gains and losses based on experience adjustments and changes in actuarial assumptions are recognized directly in equity as other comprehensive income, when incurred.

	Consolidated
	December 31, 2020	December 31, 2019
Defined contribution
Futura II	129	277

Defined benefit
Futura	163,972	74,093
Comgás	564,576	630,549
	728,677	704,919

a)      Defined contribution

During the year ended December 31, 2019, the amount of the sponsors’ contributions to the plans was R$215 (R$459 as of December 31, 2018).

b)     Defined benefit

Futura: The subsidiary CLE sponsors Futura - Supplementary Pension Entity (“Futura”), formerly Previd Exxon - Supplementary Pension Entity, whose main purpose is the complementary benefits, within certain limits established in the Regulation of the Retirement Plan. This plan was amended to close it to new participants and approved by the competent authorities on May 5, 2011. During the year ended December 31, 2020, the amounts of contributions totaled R$ 7,044 (R$ 4,349 for the year ended on December 31, 2019). The weighted average duration of the obligation is 11.87 years. In 2020, the subsidiary expects to make a contribution of R$ 4,700 in relation to its defined benefit plan; and

122

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

c)      Health plan

Comgás: Obligations related to post-employment benefit plans, which include health care and retirement incentives, sick pay and disability pension.

The defined benefit pension plan is governed by Brazilian labor laws, which require final wage payments to be adjusted to the consumer price index at the time of payment during retirement. The level of benefits provided depends on the length of service and salary of the member at retirement age. During the year ended December 31, 2020, the amounts of contributions totaled R$ 24,690 (R$ 30,151 for the year ended December 31, 2019). The weighted average duration of the obligation is 14.9 years (16.5 years in 2019).

The details of the present value of the defined benefit obligation and fair value of plan assets are as follows:

	December 31, 2020	December 31, 2019
Actuarial obligation at beginning of the year	1,249,630	1,012,792
Current service cost	540	480
Interest expense	89,253	91,849
Actuarial (gain) loss arising from financial assumptions	(58,250)	211,030
Actuarial (gain) loss arising from experience adjustment	30,267	(1,216)
Actuarial gains and losses arising from adjustments to demographic assumptions	14	—
Benefits payment	(62,298)	(65,305)
Actuarial obligation at the end of the year	1,249,156	1,249,630

Fair value of plan assets at the beginning of the year	(544,988)	(433,174)
Interest income	(38,452)	(39,299)
Earnings on assets greater than discount rate	34,370	(105,417)
Contributions paid	(33,836)	(32,403)
Benefit payments	62,298	65,305
Fair value of plan assets at the end of the year	(520,608)	(544,988)

Net defined benefit liability	728,548	704,642

123

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

The total expense recognized in profit or loss is as follows:

	December 31, 2020	December 31, 2019
Current service cost	(540)	(480)
Interest expense	(45,567)	(45,601)
	(46,107)	(46,081)

Total amount recognized as other accumulated comprehensive income:

	December 31, 2020	December 31, 2019
Accumulated at the beginning of the year	66,285	170,682
Actuarial loss arising from financial assumptions	58,250	(211,030)
Actuarial gain (loss) arising from experience adjustment	(30,267)	1,216
Earnings on assets greater than discount rate	(34,370)	105,417
Accumulated at the end of the year	59,898	66,285

The plan assets are composed of the following:

	December 31, 2020		December 31, 2019
	Amount	%	Amount	%
Fixed income bonds	513,470	99.97%	540,804	99.98%
Other	180	0.04%	84	0.02%
	513,650	100.00%	540,888	100.00%

Plan assets consist of financial assets quoted in active markets and are therefore classified as Level 1 and Level 2 in the fair value valuation hierarchy. The overall expected rate of return on plan assets is determined based on market expectations prevailing on that date applicable to the period during which the obligation is to be settled.

The main assumptions used to determine the Company's benefit obligations are as follows:

	Futura		COMGÁS
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2020
Discount rate	7.20%	7.28%	7.43%	7.43%
Inflation rate	3.00%	3.70%	3.50%	3.70%
Future salary increases	N/A	N/A	6.60%	6.81%
Increase in pension plans	3.00%	3.70%	6.60%	6.81%

124

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Sensitivity Analysis

Changes in the discount rate to the balance sheet date on one of the relevant actuarial assumptions, while maintaining other assumptions, would have affected the defined benefit obligation as shown below:

	Discount rate
	Increase	Decrease
	0.50%	-0.50%
Futura	(31,358)	34,201
COMGAS	(35,907)	40,575

There was no change in relation to the biometric and demographic assumptions in relation to previous years and the methods adopted in the preparation of the sensitivity analysis.

24 Share-based payment

Accounting policy

The fair value of share-based payment benefits at the grant date is recognized as employee benefit expense with a corresponding increase in shareholders’ equity for the period in which employees unconditionally acquire the right to benefits.

The amount recognized as an expense is adjusted to reflect the number of shares for which there is an expectation that the conditions of service and non-market acquisition conditions will be met in such a way that the amount finally recognized as an expense is based on the number of actions that actually meet the conditions of the service and non-market acquisition conditions on the date the vesting date is acquired. For non-vesting share-based payment benefits, the fair value on the grant date of the share-based payment is measured to reflect such conditions and there is no change to the difference between expected and actual benefits.

The plans have been administered by the Board of Directors, at its option, by a Committee, within the limits established in the guidelines for the elaboration and structuring of each plan and in the applicable legislation.

125

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

The detail of plans, including the quantity of granted shares and expected life in years is as follow:

a)      Share-based compensation plan

According to the plan, eligible employees can receive common shares annually without cash payment. The number of shares issued to program participants is the value of the offer divided by the weighted average price at which the Company's shares are traded on the Stock Exchange.

For share-based compensation settled with shares, the expense is based on the date of granting the fair value of the premiums that must be acquired during the grace period. For awards with graduated vesting, the fair value of each tranche is recognized during the respective grace period. At the end of each reporting period, the Company reassesses its estimates of the number of premiums that must be acquired and recognizes the impact of the revisions in the income statement.

The Black-Scholes methodology was used to calculate the fair value under the terms of the Share-Based Compensation Plan.

Subsidiary CLI has a phantom stock plan that provides for the granting of share appreciation rights (“SARs”) and other cash-based awards to certain employees. SARs offer the opportunity to receive a cash payment equal to the fair market value of the Company's common shares, less the concession price. The offsetting expense is recognized based on the fair value of the premiums that must be acquired and remain open at the end of the reporting period using a Black-Scholes option pricing model. Any changes in liabilities are recognized in profit or loss.

126

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Type of award / Grant date	Company	Expected life (years)	Granted	Exercised / canceled / transferred	Available
Stock grant programs
April 27, 2017	Cosan S.A.	5	274,000	(84,000)	190,000
July 31, 2017	Cosan S.A.	5	298,107	(90,262)	207,845
July 31, 2018	Cosan S.A.	5	210,602	(17,868)	192,734
July 31, 2019	Cosan S.A.	5	57,255	—	57,255
July 31, 2020	Cosan S.A.	5	17,243	—	17,243
			857,207	(192,130)	665,077

April 20, 2017	Comgás	5	61,300	(14,405)	46,895
August 12, 2017	Comgás	5	97,780	(13,616)	84,164
August 1, 2018	Comgás	5	96,787	(5,338)	91,449
July 31, 2019	Comgás	5	83,683	(3,997)	79,686
February 01, 2020	Compass Gás e Energia	5	1,858,969	—	1,858,969
			2,198,519	(37,356)	2,161,163
Stock grant - Modification
August 18, 2011 (i)	Cosan S.A.	1 to 12	1,501,626	(1,276,283)	225,343
December 12, 2012	Cosan S.A.	1 to 7	24,647	(24,647)	—
April 24, 2013 (ii)	Cosan S.A.	5 to 7	122,123	(122,123)	—
April 25, 2014 (iii)/(vii)	Cosan S.A.	5 to 7	283,808	(283,808)	—
August 31, 2015 (v)/(vi)/(iv)/(viii)/(ix)	Cosan S.A.	5 to 7	463,906	(453,515)	10,391
			2,396,110	(2,160,376)	235,734
Cash-settled transactions
July 31, 2019	Moove	5	132,670	—	132,670
July 31, 2020	Moove	5	106,952	—	106,952
			239,622	—	239,622

Total			5,691,458	(2,389,862)	3,301,596

(i)                   On April 30, 2020, 225,531 shares were settled in cash in the amount of R$ 20,281.

(ii)                 On January 23, 2020, 9,579 shares were delivered, equivalent to the amount of R$333.

(iii)                On March 5, 2020, 21,504 shares were delivered, equivalent to the amount of R$748.

(iv)               On July 14, 2020, 9,416 shares were delivered, equivalent to the amount of R$421.

(v)                 On August 31, 2020, 241,283 shares were delivered, equivalent to the amount of R$ 10,801.

(vi)               On September 1, 2020, 29,201 shares were delivered, equivalent to the amount of R$ 1,307.

(vii)              On July 30, 2020, 10,752 shares were settled in cash in the amount of R$ 533.

(viii)            On October 13, 2020, 6,568 shares were delivered, equivalent to the amount of R$ 312.

(ix)               On December 31, 2020, 16,531 shares were settled in cash in the amount of R$ 627.

127

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

b)     Reconciliation of outstanding share options

The movement in the number of awards outstanding and their related weighted-average exercise prices are as follows:

	Stock option programs	Stock grant programs	Total
At January 1, 2019	5,029,000	902,228	5,931,228
Granted	—	247,384	247,384
Vested	(18,261)	(919,237)	(937,498)
Transferred	(2,396,110)	2,396,110	—
Cancelled	(2,614,629)	(702,404)	(3,317,033)
At December 31, 2019	—	1,924,081	1,924,081
Granted	—	1,994,368	1,994,368
Vested	—	(616,853)	(616,853)
At December 31, 2020	—	3,301,596	3,301,596

c)      Measurement of fair values

The weighted average fair value of the programs granted during the financial years ended on December 31, 2020 and 2019 principal assumptions used in applying the Black-Scholes model were as follows:

	Stock grant programs
	Cosan S.A.		Compass		Comgás
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Weighted average fair value at grant date	50.88	50.88	13.58	-	78.58	78.58
Weighted average of key assumptions:
Share price at grant date	50.88	50.88	13.58	-	78.58	78.58
Risk-free interest rate	6.82%	6.82%	N/A	0.00%	6.82%	6.82%
Dividend yield	-	0.00%	N/A	0.00%	-	-
Volatility factor	36.50%	36.50%	N/A	0.00%	32.81%	32.80%

d)     Expense recognized in profit or loss

Share-based compensation expense included in the statement of profit and loss for the year ended on December 31,2020 and 2019 was as follows:

	Stock option programs	Stock grant programs	Total
At December 31, 2019	1,627	39,922	41,549
At December 31, 2020	5,886	23,291	29,177

(i)                   Incremental cost was recognized in income for the year.

128

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

25 Subsequent events

25.1 ARSESP Resolution No. 1,111

On January 13, 2021, ARSESP published Resolution 1.111, which updated the tariff tables to be applied and the tariff for the use of the distribution system (TUSD) to be applied in the free market by the piped gas distribution concessionaire, revoking resolution ARSESP 1065 of November 26, 2020.

25.2 Settlement of Promissory Notes at indirect subsidiary Comgás

On January 5, 2021, the subsidiary Comgás released and approved the payment of principal, interest and premiums on the 4th issue, 5th issue and 6th issue of promissory notes in the amount of R$ 1,125,092 based on December 30, 2020. The payment was made on January 6, 2021.

25.3 Corporate reorganization

On January 22, 2021, the Extraordinary Shareholders’ Meeting approved the corporate reorganization as detailed in note 1.3.

25.4 Share Buyback Program

On February 5, 2021, the Board of Directors approved a new share buyback program for the common shares issued by the Company. The maximum number of shares that can be repurchased within the period to 18 months is 10.000.000 shares.

25.5 Acquisition of Biosev S.A. through to Raízen

On February 8, 2021, Raízen entered into a acquisition agreement with Biosev S.A. (“Biosev”) and Hédera Investimentos e Participações S.A. (“Hédera”), in its capacity as the controlling shareholder of Biosev, among other parties, pursuant to which Raízen has agreed, on the terms and subject to the conditions set forth therein, to acquire up to 100% of the equity of Biosev.

The acquisition involving an exchange of shares, with issuance of 3.5% of Raízen’s Preferred Shares and the amount of R$3,600,000 paid in cash to refinance part of Hédera’s debt in an efficient way. In addition, there will be an issuance of 1.49% of Redeemable Shares at a symbolic value. Thus, the shareholding structure after the acquisition of Biosev will be as follows:

129

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

The consummation of the acquisition is subject to the satisfaction of certain conditions precedent set forth in the Agreement. Among other, the main conditions are:

  Biosev will conduct a restructuring process of its current financial indebtedness, taking into consideration that the transaction includes only the equity with no debt, preserving Raízen’s leverage level;
  Biosev will conduct a corporate restructuring which will result in Biosev no longer being publicly traded; and
  Approval of the Transaction by the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica), or “CADE.”

25.6 Dividends proposed by Compass Gás e Energia

On February 9, 2021, the Board of Directors of the subsidiary Compass Gás e Energia approved the distribution of interim dividends in the amount of R$ 200,000. Payment is due by February 28, 2021.

130

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2021

COSAN S.A.
By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins
Title: Chief Financial and Investor Relations Officer

131

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